Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172792

4,175,549 Shares of Common Stock
1,020,970 Warrants

CROSSROADS SYSTEMS, INC.

We are registering 3,154,579 shares of our common stock, 1,020,970 warrants to purchase shares of our common stock and the exercise of the warrants by those who purchased the warrants from selling security holders pursuant to this prospectus and 1,020,970 additional shares of common stock issuable upon exercise of the warrants for sale by our security holders from time to time. The warrants are exercisable for shares of our common stock at an exercise price of $3.20 per share, subject to anti-dilution adjustments. Each warrant may be exercised on or before the first to occur of October 22, 2015, and the closing of any capital reorganization, reclassification of our capital stock, consolidation or merger of our company with or into another corporation, other than a consolidation or merger in which we are the surviving entity, or any transfer of all or substantially all of our assets.

The selling security holders will offer their:

•	shares of our common stock at a price of $5.00 per share, and
•	warrants to purchase shares of our common stock at a price of $5.00 per warrant,

until the shares of our common stock or warrants, as the case may be, are quoted on the OTC Bulletin Board, or listed for trading or quoted on any other public market, and thereafter at prevailing market prices or privately negotiated prices.

We will not receive any of the proceeds from the sale of the securities owned by the selling security holders pursuant to this prospectus. We may receive proceeds in connection with the exercise of the warrants, the underlying shares of which may in turn be sold by the selling security holders under this prospectus. There is no assurance that any of the warrants will ever be exercised for cash, if at all. If all of the outstanding warrants are exercised for cash, we would receive aggregate gross proceeds of approximately $3.4 million. See “Selling Security Holders” on page 73 of this prospectus.

The selling security holders may dispose of their securities from time to time through one or more of the means described in the section entitled “Plan of Distribution” beginning on page 76.

Our common stock is quoted on the Pink Sheets under the symbol “CRDS.” The last reported sale price of our common stock on August 15, 2011 was $7.50 per share. Our common stock has been approved for listing on the Nasdaq Capital Market under the symbol “CRDS.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2011.

CROSSROADS SYSTEMS, INC.

You should rely only on the information contained in this prospectus. We have not, and the selling security holders have not, authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. If anyone provides you with different information, you should not rely on it. We are not, and the selling security holders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying our common stock. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and our risk factors beginning on page 6, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Crossroads Systems,” the “company,” “we,” “us” and “our” in this prospectus to refer to Crossroads Systems, Inc. and its subsidiaries on a consolidated basis. The information included in this prospectus reflects the effects of the 1-for-4 reverse stock split of our issued and outstanding common stock, which was effective August 12, 2011. For more information about our common stock see “Description of Capital Stock” below.

Overview

Crossroads Systems is a global provider of solutions to connect, protect and secure business-critical data for enterprise storage and the cloud computing marketplace using our storage software solutions based on our patented core Routing Messaging Interface, or RMI, technology. We offer innovative, cost-effective products and solutions that are built on superior quality, reliability and performance that allow customers to protect and manage their corporate data assets. In fiscal 2012, we plan to introduce our Crossroads NAT3, network attached tape for Tier 3 storage, which we believe will be the first fully portable, open-standard, data storage archive.

We believe that we are entering an exciting new chapter in Crossroads’ history. Founded in 1996, we developed and introduced a bridging technology, which enabled existing storage devices to connect to the then-new Fibre Channel Storage Area Network. Our storage router products have been used by original equipment manufacturer, or OEM, customers such as Hewlett Packard Company, EMC Corporation and Quantum Corporation and installed in more than 125,000 storage systems worldwide.

Most technologies have limited life spans as systems transition to newer environments. In 2005, we undertook a strategic initiative to develop a software solutions and services model focusing on emerging higher growth business opportunities for the company. This transition of our research and development efforts have resulted in the creation of our currently shipping products: Read Verify Appliance, or RVA, and SPHiNX. In addition, we generated over $50 million in revenue since 2005 from our intellectual property licensing campaign.

These past investments in R&D, along with a recent equity capital raise of $10 million, have enabled us to accelerate our planned introduction of the NAT3 enterprise solution. Using the intellectual property and code from the bridges, SPHiNX and RVA, we expect to target Tier 3 archive data, which we believe to be the fastest growing segment of the market.

Industry Background

Information Technology, or IT, departments continue to experience pressure around cost effectively storing, accessing and protecting rapidly increasing amounts of data. Even in the face of the recent economic downturn, companies still save data of all types, structured and unstructured, for both near and long-term retention. This rapid data growth combined with demands for ready access to data, expanding retention policies and laws regarding compliance and limited IT budget increases represent major challenges for IT managers.

Many companies experience rapid data growth year over year and have legal requirements or data retention policies that require them to save data for lengthy periods, even indefinitely. This is one factor driving the need for long-term data retention solutions and archive technologies. Additionally, many companies face regulatory requirements that mandate both long-term preservation of and secure access to data. Even in industries without strong regulatory requirements, companies are recognizing the value of securing access to their data as good business practice.

This rapid growth is driven by long-term archive storage, or Tier 3 data. Private and governmental parties have growing archives of business and operational data and also generate large amounts of data relating to governance, compliance and e-discovery matters. Historically, tape-based products have been used for data archives due to their low cost, low power and long-term reliability. However, demands on data storage and retrieval systems require archives to be more readily available, on-site at a user’s location or online. Disk or memory-based storage devices have traditionally been the only way to access online data.

There have been significant recent innovations in the operating and storage capabilities of tape-based systems that we believe allow them to compete with disk or memory-based systems. An industry consortium has created Long Tape File System, or LTFS, which enabled tape devices to write and read random files just like disk devices, increasing the flexibility of this proven storage technology. In addition, consortium participants have also announced 35 and 50 terabyte per cartridge capabilities enabled in future offerings. Both of these developments demonstrate significant investment in and marketability of tape-based storage capabilities. We believe that we are a global leader and one of the few software vendors in the tape-based and storage industry, and are strongly positioned to take advantage of recent advancements in tape-based storage with the NAT3 solution.

NAT3 Target Markets

Many businesses have implemented or are looking to implement archive solutions within the next few years, recognizing the benefit of online data access for their businesses. However, we believe that there are many market verticals where the value of NAT3 can make an immediate and important impact, such as:

•	The Cloud. The emergence of networked online storage, or the cloud, has added a new location for businesses to store their archive data along with the more traditional methods of utilizing corporate owned data centers. To date, cloud storage providers, or CSPs, have been able to offer only one tier of storage to the end-customer based on magnetic disk. Not only are the costs prohibitive for large data repositories, the power consumption and poor reliability of SATA disk create scalability issues in the current offerings. Additionally, there is no cost-effective method for a business to retrieve or move its data from a CSP back to its internal operations or to a different CSP. These issues along with security concerns have limited the enterprise adoption of cloud-based storage. We believe that NAT3 is well-positioned for the CSP market since it provides a low cost, additional tier that is highly reliable, uses very little power, scales seamlessly to multi-petabytes in size, and due to the non-proprietary file storage, allows the customer to retrieve its data from the CSP. We are actively pursuing business relationships with multiple CSPs and engaging in strategic discussions with global IT suppliers who are working to open their own cloud storage offerings based on NAT3 technology. We believe that once the NAT3 solution is rolled out into the cloud, many of the remaining CSPs will also need to move quickly to have similar offerings.
•	Network Broadcasting. Network Broadcasting data, and the resulting IT system performance requirements, continue to expand. New 3D technology adds to the existing rollout of High Density video and the expanding cable networks to drive storage volume requirements exponentially for the foreseeable future. We believe that the NAT3 is ideal for this environment, where users require online access to archive footage but cannot afford the power, capital costs or the poor reliability of a full time disk archive. Additionally, the non-proprietary, portable nature of NAT3 will allow them to move large amounts of data via physical tapes to other studios or networks without the need for high cost, high bandwidth networks. We are pursuing multiple end users within the Network Broadcasting space as customer advisors and early adopters of NAT3 along with strategic initiatives with global IT providers to successfully engage within this market.
•	Healthcare. HIPAA and other compliance mandates, as well as the digitization of healthcare facilities, have driven the need for long term, reliable and secure data archives within the healthcare industry. There are now regulations requiring patient data to be maintained and accessible for two years past the life of the patient. New imaging technologies and business tools will continue to drive the need for data storage and archive. Like other data archive markets, the challenge is developing a scalable, affordable solution for archiving massive volumes of data. The requirement to have the data online has been the limiting factor that we believe NAT3 effectively addresses. We are also pursuing leading healthcare organizations and hospitals for our early adopter program and engaging with global IT providers to affectively achieve the compliance requirements and data storage needs that we created NAT3 to address.

Other potential target markets, such as government, finance, logistics and retail, offer market expansion opportunities beyond our initial target markets. However, based on technical positioning, IT spending, and overall sales cycle, we believe these customers will not react as quickly to NAT3. We believe that that they represent additional high growth opportunities for sales and partner development following our launch of NAT3 into our primary target markets.

Our Proprietary Technologies

As of July 31, 2011, we have 95 granted U.S. patents and 31 U.S. patent applications pending. Within our company, our R&D staff holds baccalaureate degrees in computer science and electrical engineering, many with advanced degrees in their respective fields. We support an environment that fosters invention and rewards employees for their ideas. Our internal processes not only enable this creativity, but we take the time during any project to work with the developers on documenting their concepts and ideas. Eight of our 89 grants encompass the ‘972 patent family, which has generated over $50 million in revenue through one-time license fees or a combination of back payment and ongoing royalty payments. Our portfolio encompasses inventions in storage networking, storage virtualization, data management and monitoring, I/O optimization, and tape system controls. As we develop new products, particularly with respect to the tape archive product platform, we will continue to take measures to protect our intellectual property and continue to use our intellectual property assets to generate revenue.

Corporate Information

We were incorporated in Delaware in September 1996. Our corporate headquarters are located at 11000 North Mo-Pac Expressway, Austin, Texas 78759. Our telephone number is (512) 349-0300. Our website address is www.crossroads.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Crossroads,” “Crossroads Systems,” “FMA,” “NearEdge,” “ReadVerify,” “RVA,” “ShareLoader,” “Strongbox,” “TapeSentry,” XpanDisk,” and “XpanTape” and other trademarks of ours appearing in this prospectus are the property of Crossroads Systems, Inc. This prospectus contains additional trade names and trademarks of ours and of other companies. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Recent Developments

On October 23, 2010, we closed our October 2010 private placement in which we sold 3,125,000 shares of our common stock and issued warrants to purchase an additional 781,243 shares of common stock to a group of institutional investors and individual accredited investors for gross proceeds to us of $10.0 million. The net proceeds of the offering, after deducting placement agent fees and estimated financing expenses, were approximately $9.2 million. MDB Capital Group LLC acted as sole placement agent for the private placement and received $750,000 and warrants to purchase 292,969 shares of our common stock as placement agent fees. In July 2011, one warrant holder exercised 53,242 warrants pursuant to cashless exercise provisions of the warrants and received 29,579 shares of our common stock.

In the private placement, we agreed with the purchasers, among other things, that we would list the common stock and warrants on either the OTC Bulletin Board or NASDAQ exchange and to maintain such listing for a certain period of time. In connection with an application to list our common stock on the NASDAQ Capital Market, we effected a 1-for-4 reverse stock split of our common stock as of the close of business on August 12, 2011. The purpose of the reverse stock split was to raise the per share bid price of our common stock to better enable us to meet the minimum bid price requirement for initial listing on the NASDAQ Capital Market. Our common stock is currently quoted under the symbol “CRDS” on the Pink Sheets. Our common stock has been approved for listing on the Nasdaq Capital Market under the symbol “CRDS.”

THE OFFERING

Securities offered by the selling security holders
3,154,579 shares of common stock

1,020,970 warrants to purchase common stock and the exercise of the warrants by those who purchased the warrants from the selling security holders pursuant to this prospectus

1,020,970 additional shares of common stock issuable upon the exercise of warrants
Common stock outstanding as of August 15, 2011
10,900,926 shares(1)
Use of proceeds
We will not receive any of the proceeds from the sale of the securities owned by the selling security holders pursuant to this prospectus. We may receive proceeds in connection with the exercise of the warrants, the underlying shares of which may in turn be sold by the selling security holders under this prospectus. We intend to use any proceeds from the exercise of warrants for working capital and other general corporate purposes.
Risk Factors
Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors” beginning on page 6.
Pink Sheets Symbol
CRDS. Our common stock has been approved for listing on the Nasdaq Capital Market under the symbol “CRDS.”

(1)	Excludes 2,945,413 shares of common stock issuable upon exercise of options and warrants outstanding as of August 15, 2011.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business for the periods presented. We derived the following summary historical consolidated financial data for the two years ended October 31, 2010 from our audited consolidated financial statements. We derived the following summary unaudited consolidated financial data for the six months ended April 30, 2010 and 2011 from our unaudited consolidated financial statements for such periods and dates. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. All per share data set forth below have been adjusted to reflect the 1-for-4 reverse stock split of our common stock, which was effective as of the close of business on August 12, 2011. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read this data in conjunction with, and it is qualified by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto, all included elsewhere in this prospectus.

	As of April 30, 2011	As of October 31, 2010
	(in thousands)
Balance Sheet Data:
Total current assets	$17,003	$19,804
Total assets	$18,452	$21,178
Total current liabilities	$7,615	$6,751
Long-term deferred revenue	$35	$103
Total stockholders’ equity	$10,802	$14,324
Total liabilities and stockholders’ equity	$18,452	$21,178

	Six Months Ended April 30,		Years Ended October 31,
	2010	2011	2009	2010
	(in thousands, except per share data)
Statement of Operations Data:
Total revenue	$7,765	$6,178	$16,848	$16,368
Total cost of revenue	$1,336	$870	$2,734	$2,492
Gross profit	$6,429	$5,308	$14,114	$13,876
Total operating expenses	$8,966	$9,345	$18,607	$18,048
Loss from operations	$(2,537)	$(4,037)	$(4,493)	$(4,172)
Interest expense	$(46)	$(62)	$(113)	$(110)
Other income (expense)	—	—	$12	$(4)
Net loss	$(2,583)	$(4,099)	$(4,594)	$(4,286)
Basic and diluted net loss per share(1)	$(0.35)	$(0.38)	$(0.63)	$(0.56)

	Six Months Ended April 30,		Years Ended October 31,
	2010	2011	2009	2010
	(in thousands)
Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$1,770	$(604)	$(1,968)	$(179)
Net cash used in investing activities	$(163)	$(5,044)	$(26)	$(320)
Net cash provided by (used in) financing activities	—	$59	$(50)	$9,178
Net increase (decrease) in cash and cash equivalents	$1,271	$(5,298)	$(1,789)	$8,514
Cash and cash equivalents, end of period	$6,568	$8,513	$5,297	$13,811

(1)	Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by giving effect to all dilutive potential common shares that were outstanding during the period. On October 23, 2010, eight days prior to the end of our fiscal year ended October 31, 2010, we closed our October 2010 private placement in which we sold 3,125,000 shares of our common stock and issued warrants to purchase an additional 1,074,212 shares of common stock to a group of institutional investors and the placement agent for the private placement.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows and our prospects could be harmed. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Recent turmoil in the financial markets and the global economic conditions have adversely affected and may continue to adversely affect our industry, business and gross margins.

The challenging economic conditions in the U.S. and world economic markets and the future economic environment may continue to be significantly less favorable than those of recent years. Our business depends on the overall demand for information technology, in particular for data storage and protection products for backup storage and network-based disaster recovery. Information technology spending has historically declined with worsening general economic and market conditions, and we believe the current economic conditions have already caused our customers to significantly reduce or delay their information technology purchases and that these reductions and delays have negatively impacted demand for our products and services and our business. If the U.S. and global economic conditions continue to worsen, and the U.S. and world economies do not improve for an extended period of time, or if our customers believe such a downturn will continue for the foreseeable future or become more severe, then our customers may continue to significantly reduce their information technology budgets and may decrease their demand for our products and services.

As a result of this economic slowdown and the continued tightening of credit markets, our customers may be delayed in obtaining, or may not be able to obtain, necessary financing for their purchases of our products. A lack of liquidity in the capital markets or the continued global economic conditions may cause our customers to delay or cancel their purchases, increase the time they take to pay or default on their payment obligations. Currency fluctuations relating to the financial crisis could also negatively affect our international customers’ ability or desire to purchase our products. In addition, continued weakness in the economy could cause some of our resellers and other customers to become illiquid, delay payments or adversely affect our collection on their accounts, any of which would result in a higher level of bad debt expense.

The global economic conditions may not only cause our customers to significantly reduce or delay their information technology budgets, which would negatively impact demand for our products and services, but may also result in:

•	increased price competition for our products, not only from our competitors, but also as a result of our customer’s or potential customer’s utilization of inventoried or underutilized products, which could put additional pressure on our near term gross profits;
•	risk of excess or obsolete inventories;
•	excess engineering capacity and higher associated overhead costs as a percentage of revenue; and
•	more limited ability to accurately forecast our business and future financial performance.

The lack of liquidity and economic slowdown may also adversely affect our suppliers, including those on whom we are dependent and their liquidity, or the availability of, and terms and conditions on which we purchase their products and services. Any of these events could limit our ability to obtain necessary products and services and could adversely impact our supply chain or the delivery schedule to our customers. Any material change could require us to purchase more expensive components, or re-design systems, or find new suppliers, any of which could increase the cost of our systems and support and delay the manufacturing and delivery of our systems or negatively impact the performance or quality of our products and services. Such events would likely negatively impact our business and gross margins and harm our reputation and our customer relationships.

As a result of the recent economic conditions, we may face new risks that we have not yet identified. In addition, a number of the risks associated with our business, which are disclosed in these risk factors, may increase in likelihood, magnitude or duration.

We face significant competition and expect this competition to intensify, which could prevent us from increasing our revenue, reduce our gross margins and result in the loss of market share.

The market for our products is highly competitive and we expect competition to intensify in the future. Other companies have introduced and may in the future introduce new products in the same markets we serve or intend to enter. New competitive offerings have been recently announced or introduced in our marketplace by our competitors, and we anticipate additional offerings by our competitors may be announced or introduced in 2011. Competition in the past has resulted in pricing pressure on our products and services, and we anticipate that pricing pressure will increase in the future. Competition has in some instances resulted in a negative impact on the length of our sales cycle, and we may experience longer sales cycles in future periods due to increased competition. In particular, if a large number of orders, or a large dollar value order, is delayed or cancelled, our financial results may be harmed. Competition may result in reduced gross margins for our products, increased sales and marketing expenses and a failure to increase, or the loss of, market share.

Competitive products may have better performance, lower prices and broader acceptance than our products. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing vendors rather than a new vendor regardless of product performance or features. In addition, our competitors may be able to bundle products and services that we do not offer together with products that compete with ours at a combined price that is more attractive than the price we charge for our products. Currently, we face competition from traditional providers of tape-based storage systems as well as a number of established storage companies that offer a variety of different disk-based storage products. Some of our competitors sell, or have announced plans to sell, data storage and protection products that compete directly with our products, and additional competitors may introduce data storage and protection products in the future. We also compete with a number of emerging hardware and software companies that may become more significant competitors in the future. In addition, at the low-end of our product line, we may compete with other hardware or software providers that incorporate data storage and protection capabilities in their products.

We expect increased competition from other established and emerging companies if our market continues to develop and expand. Some of our channel distributors currently market products and services that compete with our products. If these distributors cease to distribute our products for competitive reasons, our sales may decrease or not grow as quickly. In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually are able to offer. We believe additional consolidation or partnerships are likely to occur in the future as companies attempt to strengthen or maintain their market positions in an evolving industry. The companies resulting from these consolidations or partnerships could significantly change the competitive landscape and adversely affect our ability to compete effectively. Some of our competitors have also entered into relationships with original equipment manufacturers, or OEMs, that could provide those competitors with sales, marketing, distribution and other advantages.

We derive most of our product sales revenue from sales of virtual tape servers, and if demand for these systems does not continue to grow, our business, results of operations and financial condition would be harmed.

We derive most of our product sales revenue from sales of virtual tape servers and associated customer support and services. As a result, we are vulnerable to fluctuations in demand for these systems, whether as a result of competing technologies and products, the impact of the continuing weakening of U.S. and global economic conditions, decreases or delays in corporate spending for information technologies, product obsolescence, lack of customer acceptance, technological change, customer budgetary constraints or other factors. If demand for our systems does not continue to grow, our business, results of operations and financial condition would be harmed.

We experience quarterly fluctuations in our operating results due to a number of factors, which make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of our common stock could decline substantially.

In addition to other risk factors listed in this “Risk Factors” section, factors that may affect our quarterly operating results include:

•	fluctuations in demand for our products;
•	fluctuations in sales cycles and prices for our products, particularly for large orders which tend to have a longer sales cycle;
•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;
•	the timing of recognizing revenue in any given quarter as a result of revenue recognition rules;
•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;
•	the timing of product releases or upgrades by us or by our competitors;
•	our ability to hire additional sales personnel and the length of time required for any such additional personnel to generate significant revenue;
•	seasonality in the sales of our products;
•	any lack of availability of, delay in the availability of, or quality problems with, any components we acquire from third-party suppliers, particularly any components we acquire from a third-party that is our sole source of supply for the components;
•	any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of products;
•	our ability to control costs, including our operating expenses and the costs of the components we purchase;
•	our experience with product reliability and associated warranty claims; and
•	general economic conditions in our domestic and international markets.

Our international sales and operations subject us to additional risks that may harm our operating results.

In the year ended October 31, 2010, we derived approximately 2.9% of our revenue from international customers. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;
•	our executive officers’ lack of proximity to the international activities being managed and the inherent limitations of cross-border information flow;
•	the management of our relationships with distributors outside the United States, whose sales and lead generation activities are very important to our international operations;
•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	tariffs and trade barriers and other regulatory limitations on our ability to sell our products in certain foreign markets;
•	increased exposure to foreign currency exchange rate risk;
•	potential exposure to adverse tax consequences;
•	shortages in component parts and raw materials;
•	import and export and trade regulation changes that could erode our profit margins or restrict our ability to transport our products;
•	the burden and cost of complying with foreign and U.S. laws governing corporate conduct outside the U.S.;
•	potential restrictions on the transfer of funds between countries;
•	import and export duties and value-added taxes;
•	natural disasters, including earthquakes, typhoons and tsunamis;
•	increased exposure to possible violations of U.S. laws regulating the export of our products, and to other U.S. and foreign laws affecting the conduct of business globally such as product certification, environmental and waste management and data privacy laws;
•	reduced protection for intellectual property rights in some countries; and
•	political and economic instability.

Sales to international customers may also result in greater shipping costs and additional expenses to conform our products to the requirements of local laws or local product specifications. As we continue to expand our business internationally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations, reduce or delay our international sales, result in fines and penalties and reduce profitability on a dollar adjusted basis.

Our revenues depend in part on spending by corporate customers.

The operating results of our business depend in part on the overall demand for data protection and network storage software. Because the market for our software is primarily major corporate customers, any softness in demand for data protection or network storage software may result in decreased revenues.

Changes in our provision for income taxes or adverse outcomes resulting from examinations of our income tax returns could adversely affect our results.

We are subject to income taxes in both the U.S. and the various foreign jurisdictions in which we operate. Judgment is required in determining our provision for income taxes and there are many transactions and calculations where the tax determination may be uncertain. Our future effective tax rates could be affected by changes in our:

•	earnings or losses;
•	changes in the valuation of our deferred tax assets;
•	changes in tax laws; or
•	other factors.

Our ability to correctly predict our future effective tax rates based upon these possible changes could significantly impact our forecasted earnings.

We have provided amounts and recorded liabilities for probable and estimable tax adjustments that may be proposed by various taxing authorities in the U.S. and foreign jurisdictions. If events occur which indicate that payments of these amounts will be greater than estimated, then tax charges and additional liabilities would be recorded. In particular, various foreign jurisdictions could challenge the characterization or transfer pricing of certain intercompany transactions. In the event of an unfavorable outcome of such challenge, there exists the possibility of a material tax charge and adverse impact on the results of operations in the period in which the matter is resolved or an unfavorable outcome becomes probable and estimable.

If our international revenues do not grow in absolute dollars and as a percentage of total revenues, then our effective tax rate may not meet our planning objectives and our profitability may be negatively impacted. Our provision for income taxes is also subject to volatility and could be adversely affected by changes in the valuation of our deferred tax assets and liabilities; by expiration of or lapses in the research and development tax credit laws; by transfer pricing adjustments; by tax effects of nondeductible compensation; or by changes in tax laws, regulations and accounting principles, including accounting for uncertain tax positions or interpretations thereof. We account for uncertain tax positions in accordance with the authoritative guidance issued by the Financial Accounting Standards Board, or FASB, on income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Pursuant to the authoritative guidance, we recognize the tax benefit from an uncertain tax position only if it meets the “more likely than not” threshold that the position will be sustained upon examination by the taxing authority, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. We include interest and penalties related to our uncertain tax positions as part of income tax expense within our consolidated statement of operations. We anticipate future audits from various tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these future potential audits may result in an adverse effect on our operating results and financial condition.

In addition, the recent turmoil in the financial markets, global economic slowdown, and change in U.S. federal administration could result in changes to the U.S. tax code or changes in the tax law and regulations applicable to us in the various jurisdiction around the world in which we operate with the effect of causing our effective tax rate to not meet our planning objectives and our profitability to be negatively impacted.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because a portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. Fluctuations in currencies relative to currencies in which our earnings are generated also make it more difficult to perform period-to-period comparisons of our reported results of operations. Historically, our primary exposures have related to non dollar-denominated sales in Europe and Asia. We do not currently use derivative financial instruments for foreign currency hedging or speculative purposes. Changes in economic or political conditions globally and in any of the countries in which we operate could result in exchange rate movements, new currency or exchange controls or other restrictions being imposed on our operations.

Fluctuations in the value of the U.S. dollar may adversely affect our results of operations. Because our consolidated financial results are reported in U.S. dollars, translation of sales or earnings generated in other currencies into U.S. dollars can result in a significant increase or decrease in the reported amount of those sales or earnings. Significant changes in the value of these foreign currencies relative to the U.S. dollar could have a material adverse effect on our financial condition or results of operations. Such fluctuations in currency exchange rates could materially and adversely affect our business, financial condition and results of operations.

In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot be assured we will be able to effectively manage our currency transaction or translation risks. Volatility in currency exchange rates may have a material effect on our financial condition or results of operations. We may experience at times an impact on earnings as a result of foreign currency exchange rate fluctuations.

We have a history of losses and we may not be able to sustain profitability in the future.

For the years ended October 31, 2009 and 2010, we recorded net losses of approximately $4.6 million and $4.3 million, respectively. We may incur additional losses in future periods. We expect to make significant expenditures related to the development of our business, including expenditures to hire additional personnel relating to sales and marketing and product development. In addition, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

A large percentage of our sales come from a few customers, some of which are also competitors, and these customers generally have no minimum or long-term purchase commitments. The loss of, or a significant reduction in demand from, one or more key customers could materially and adversely affect our business, financial condition and operating results.

Our sales have been and continue to be concentrated among a few customers. Sales to our top three customers in fiscal 2010 represented 75.0% of total revenue, and HP represented 49.1% of our total revenue. This sales concentration does not include revenues from sales of licenses sold to these customers, for which we earn licensing and royalty revenue. Furthermore, customers are not obligated to purchase any minimum product volume and our relationships with our customers are terminable at will. If we experience declines in revenue from any of our large customers, we could be materially and adversely affected. In addition, certain of our large customers are also our competitors, and such customers could decide to reduce or terminate their purchases of our products for competitive reasons. Merger and acquisition activity, such as the purchase of Data Domain by EMC, could increase the risk that large customers reduce or terminate their purchases of our products.

Many of our tape and disk products are primarily incorporated into larger storage systems or solutions that are marketed and sold to end users by our large original equipment manufacturer, or OEM, customers as well as our value added resellers, or VARs, system integrators, or SIs, and other distributors. Because of this, we have limited market access to these end users, limiting our ability to reach and influence their purchasing decisions. These market conditions further our reliance on these OEM and other large customers. Thus if they were to significantly reduce, cancel or delay their orders with us, our results of operations could be materially and adversely affected.

A large percentage of our revenue comes from our licensing program. The loss of, or a significant reduction in, licensing revenue could materially and adversely affect our business, financial condition and operating results.

Our IP licensing revenue for the year ended October 31, 2010 was $6.5 million, or approximately 39.7% of revenues. If we experience declines in revenue from our licensees, as a result of economic conditions, customers’ business performance or otherwise, we could be materially and adversely affected.

Our sales are difficult to predict, even in the near term, and a substantial portion of our quarterly sales typically occurs during the last several weeks of the quarter.

A substantial portion of our quarterly sales typically occurs during the last several weeks of the quarter, which we believe largely reflects customer buying patterns of products similar to ours and other products in the technology industry generally. In addition, a significant portion of our sales in any quarter is not forecast at the start of the quarter and is generated by sales activity initiated within the quarter. Similarly, we have little visibility at the start of any quarter as to which existing customers, if any, will make additional purchases and when any additional purchases may occur, if at all. As a result, our quarterly operating results are difficult to predict even in the near-term.

The market we serve is emerging and the purchase of our products and services by new customers may involve material changes to established purchasing patterns and policies. Our sales efforts involve educating potential customers about the uses and benefits of our products, including their technical capabilities and potential cost savings. Potential customers may undertake a significant evaluation process that has in the past resulted in a longer sales cycle. In addition, our sales cycle may be extended if potential customers decide to re-evaluate other aspects of their backup storage infrastructure at the same time they are considering a purchase of our products. We spend substantial time, money and other resources in our sales process without any assurance that our efforts will produce any sales. In addition, customer purchases are frequently subject to budget constraints, which could be negatively impacted by deteriorating global economic conditions, multiple approvals and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter, or at all, our business may suffer.

If we lose key personnel or are unable to attract and retain qualified personnel on a cost-effective basis, our business would be harmed.

Our success is substantially dependent upon the performance of our senior management and key technical and sales personnel. We are particularly dependent on the continued service of Robert C. Sims, our President and Chief Executive Officer. Our management and employees can terminate their employment at any time, and the loss of the services of one or more of our executive officers or other key employees could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our sales and research and development departments. Our dependence on attracting and retaining qualified personnel is particularly significant as we attempt to grow our organization. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary technical, sales and other personnel on a cost-effective basis, our business would be harmed.

If we fail to manage growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further expansion of our operations and headcount will be required. Our growth has placed, and any future growth will place, significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, train, integrate and retain a large number of highly skilled and motivated employees. We will also need to continue to improve our financial and management controls and reporting systems and procedures. We could encounter delays or difficulties in implementing any of these systems. If we do not effectively hire, train, integrate and retain sufficient highly qualified personnel to support any future growth, and if we do not effectively manage the associated increases in expenses, our business, results of operations and financial condition would be harmed.

Because we may order components from suppliers in advance of receipt of customer orders for our products which include these components, we could face a material inventory risk, which could have a material and adverse effect on our results of operations and cash flows.

We manufacture products in-house. Managing our in-house manufacturing capabilities presents a number of risks that could materially and adversely affect our financial condition. For instance, as part of our component planning, we place orders with or pay certain suppliers for components in advance of receipt of customer orders. We occasionally enter into negotiated orders with vendors early in the manufacturing process of our storage products to ensure that we have sufficient components for our new products to meet anticipated customer demand. Because the design and manufacturing process for these components is complicated, it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since supply orders are generally based on forecasts of customer orders rather than actual customer orders. In addition, in some cases, we make non-cancelable order commitments to our suppliers for work-in-progress, supplier’s finished goods, custom sub-assemblies, discontinued (end-of-life) components and unique raw materials that are necessary to meet our lead times for finished goods. If we cannot change or be released from supply orders, we could incur costs from the purchase of unusable components, either due to a delay in the production of the components or other supplies or as a result of inaccurately predicting supply orders in advance of customer orders. Our business and operating results could be materially and adversely affected as a result of these increased costs.

Any shortages in components used in our products could delay shipment of our products or increase our product costs, which could harm our business.

Significant time and effort would be required to locate new vendors for the components we use in our products, if available at all, to qualify replacement components or to develop our products using alternative suppliers. The unavailability of any necessary components could delay or prevent us from shipping our products. Component suppliers may be vulnerable to pressure from large purchasers of their products, who may be competitors of ours, to allocate available component supplies to them. The global economic conditions may also adversely affect our suppliers and their liquidity, and the availability of, or terms and conditions on which we purchase, their products and services. In addition, increased demand generally by third parties for the components we use in our products may lead to decreased availability and higher prices for those components.

If we experience shortages in components that we use in our products, or do not accurately predict the availability of and demand for such components, or if new product introductions by our suppliers do not meet our expectations for timing, availability, functionality, performance, quality or price, then our business and gross margins could be negatively impacted, and our reputation and customer relationships could be harmed.

If we are unable to develop and manufacture new products that achieve acceptance in the data protection and the network storage software markets, our operating results may suffer.

The data protection and the network storage software markets continue to evolve and as a result there is continuing demand for new products. Accordingly, we may need to develop and manufacture new products that address additional data protection or network storage software market segments and emerging technologies to remain competitive in the data storage software industry. We are uncertain whether we will successfully qualify new data protection or network storage software products with our customers by meeting customer performance and quality specifications. Any failure to address additional market segments could harm our business, financial condition and operating results.

If we fail to offer high quality customer support and services, our business would suffer.

Once our products are deployed within our customers’ networks, our customers depend on our support organization to resolve any issues relating to our products. A high level of customer support and services is important for the successful marketing and sale of our products. If we or our distributors do not help our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our products to existing customers would suffer and our reputation with potential customers would be harmed. Some of our international distributors offer primary support for the products they sell to customers, and we rely on third parties to provide onsite hardware repair and replacement services for most of our customers. If the third parties fail to provide timely and effective services, our business could be harmed. As we expand our sales, we will be required to hire and train additional support personnel. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. If we fail to maintain high quality customer support or to grow our support organization to match any future sales growth, our business will suffer.

If we elect to discount our support and services pricing to attract or retain customers, we may be required to defer a portion of our revenue to future periods.

If we elect to discount our support and services pricing or otherwise introduce significant variability in our support and services arrangements, this variability may require us to defer the recognition of revenue from sales of our products. We recognize revenue for our products using the residual method as allowed by the American Institute of Certified Public Accountants, or AICPA, Statement of Position No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, or SOP 98-9. Under this method, in order to recognize product revenue upon shipment, we must establish sufficient evidence, which is referred to as vendor-specific objective evidence, or VSOE, of fair value of our undelivered support and services. We have established VSOE of fair value of our support and services based on the price charged when support and services are sold separately. If we are required to change the pricing of support and services through discounting, or otherwise introduce variability in the pricing of support and services on certain transactions to attract or retain customers, we may be unable to maintain VSOE of the fair value of support and services for similar types of transactions. As a result, we could be required to defer all revenue for these transactions and recognize revenue ratably over the term of the related support and services contracts, which is typically one to three years. If this were to occur, our revenue would decline and our operating results would be negatively impacted.

Our products handle mission-critical data for our customers and are highly technical in nature. If customer data is lost or corrupted, or our products contain software errors or hardware defects, we could have product liability exposure and our reputation and business could be harmed.

Our products are involved in storing and replicating mission-critical data for our customers. The process of storing, protecting and replicating that data is highly technical and complex. If any data is lost or corrupted in connection with the use of our products, our reputation could be seriously harmed and market acceptance of our products could suffer. In addition, our products have contained and may in the future contain software errors, hardware defects or security vulnerabilities. We rely on our suppliers to deliver high quality components for use in our products and we have limited or no control over our suppliers’ product development and production processes. Some software errors or defects in the hardware components of our products may only be discovered after a product has been installed and used by customers. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products.

We face potential liability for performance problems of our products because our end users employ our storage technologies for the storage and backup of important data and to satisfy regulatory requirements. Although we maintain technology errors and omissions insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or accrual of litigation costs that is not covered by insurance or is in excess of our insurance coverage could harm our business.

In addition, we could potentially face claims for product liability from our customers if our products cause property damage or bodily injury. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or accrual of litigation costs that is not covered by insurance or is in excess of our insurance coverage could harm our business.

Changes in existing technologies or the emergence of new products or technologies could reduce demand for our products and significantly harm our business.

Changes in existing technologies could cause demand for our products to decline. For example, if changes in technology result in a significant reduction in the price for hard disk drives, enterprises may not need to utilize information security, data protection, information assurance, business information assurance, business continuity, disaster recovery, data privacy, risk management, fraud prevention, corporate governance and regulatory compliance products or services. One or more new technologies also could be introduced that compete favorably with our products or that cause our products to no longer be of significant benefit to our customers. In addition, because our products work with enterprise backup software applications to transfer and store data in the protection storage environment, we are dependent on enterprises’ use of these applications for data protection and disaster recovery purposes. If enterprises adopt products or technologies that enable them to protect and recover their data, demand for our products and services would be reduced significantly.

Our operating results depend on new product introductions, which may not be successful, in which case our business, financial condition and operating results may be materially and adversely affected.

To compete effectively, we must continually improve existing products and introduce new ones. We have devoted and expect to continue to devote considerable management and financial resources to these efforts. We cannot provide assurance that:

•	we will introduce new products in the timeframe we forecast;
•	we will not experience technical, quality, performance-related or other difficulties that could prevent or delay the introduction and market acceptance of new products;
•	our new products will achieve market acceptance and significant market share, or that the markets for these products will continue or grow as we have anticipated;
•	our new products will be successfully or timely qualified with our customers by meeting customer performance and quality specifications which must occur before customers will place large product orders; or
•	we will achieve high volume production of these new products in a timely manner, if at all.

If we are not successful in timely completion of our new product qualifications and then ramping sales to our key customers, our revenue and results of operations could be adversely impacted. In addition, if the quality of our products is not acceptable to our customers, this could result in customer dissatisfaction, lost revenue and increased warranty and repair costs.

The inability of our products to interoperate with backup software applications would cause our business to suffer.

We have designed our products to interoperate with the leading enterprise backup software applications available in the market. If our products are not compatible with the leading backup software applications, demand for our products will decline. Some backup software providers currently offer products that compete with ours and other providers may do so in the future. Backup software providers may in the future make changes that would diminish the ability of our products to interoperate with their applications. If this were to occur, we may need to spend significant time and effort to ensure the continued compatibility of our products, which may not be possible at all. Any of these developments could significantly harm our business.

Our products must conform to industry standards and integrate smoothly with user systems in order to be accepted by customers in our markets.

We offer our software on a stand-alone basis and as part of a product in which we install our software onto third party hardware. Our current products are only one part of a storage system. All components of these systems must comply with the same industry standards in order to operate together efficiently. We depend on companies that provide other components of these systems to conform to industry standards. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by OEM customers or end users. If other providers of components do not support the same industry standards as we do, if competing standards emerge or if our products are not easy to deploy or do not integrate smoothly with end user systems, our products may not achieve market acceptance, which would adversely affect our business.

Issues with the hardware on which our software products are installed could increase our support costs and result in lower sales of our products.

We deliver some of our products, both through our resellers and directly to end-users, installed on third party hardware. If the hardware does not function properly, our support costs will go up. We will have to arrange or pay for the repair or replacement of the broken hardware and we may have to increase the size of our support operations. Hardware reliability issues could also cause resellers and end-users to refuse to make purchases from us, even if our software products function properly.

If we are unable to protect our intellectual property rights, our competitive position could be harmed, and we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We also maintain an active licensing program related to our patent portfolio pursuing licensing fees for past shipments and recurring licensing fees related to ongoing shipments. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even issued patents may be contested, circumvented or invalidated. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. It is also possible that we may find it necessary or advantageous to enter into similar cross licenses in the future with other actual or potential competitors.

Protecting against the unauthorized use of our patents, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could be costly and divert management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We may not prevail in our litigation proceedings, which could cause us to incur significant legal expenditures without any related earnings.

We currently and in the past have initiated litigation for the infringement of certain of our patents. As with any litigation, the outcome is uncertain, and although we intend to vigorously pursue our claims, there are no guarantees that we can protect our intellectual property rights in our current litigation or prevent the unauthorized use of our technology in the future. The litigation will be lengthy and costly. Additionally, unintended consequences of our litigation may adversely affect our business, including, without limitation, that we may have to devote significant time and financial resources to pursuing the litigation, that we may become subject to counterclaims or lawsuits and that the expenses of pursuing the litigation could increase based upon new developments. In addition, if we do not prevail in our patent litigation, the consequences could involve the circumvention or invalidation of our patents, which could have a material adverse effect on our ongoing licensing program and our ability to enforce our existing licenses. These, and other factors not currently known to or deemed material by management, could have a material and adverse impact on the Company’s business, prospects, liquidity and results of operations.

Claims by others that we infringe their proprietary technology could harm our business.

Third parties could claim that our products or technology infringe their proprietary rights. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. Any claims of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business.

Third parties may also assert infringement claims relating to our products against our customers and distributors. Any of these claims may require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally are obligated to indemnify our distributors and our customers from claims of infringement of proprietary rights of third parties. If any of these claims succeed, we may be forced to pay damages to, or on behalf of, our customers or distributors, which could seriously harm our business.

Our use of open source software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Open source software is typically licensed for use at no initial charge. Certain open source software licenses, however, require users of the open source software to license to others any software that is based on, incorporates or interacts with, the open source software under the terms of the open source license. Although we endeavor to comply fully with such requirements, third parties could claim that we are required to license larger portions of our software than we believe we are required to license under open source software licenses. If such claims were successful, they could adversely impact our competitive position and financial results by providing our competitors with access to sensitive information that may help them develop competitive products. In addition, our use of open source software may harm our business and subject us to intellectual property claims, litigation or proceedings in the future because:

•	open source license terms may be ambiguous and may subject us to unanticipated obligations regarding our products, technologies and intellectual property;
•	open source software generally cannot be protected under trade secret law; and
•	it may be difficult for us to accurately determine the origin of the open source code and whether the open source software infringes, misappropriates or violates third party intellectual property or other rights.

The terms of many open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In that event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products, to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or to litigate any disputes relating to our use of open source software, any of which could harm our business.

U.S. government export restrictions could impede our ability to sell our software to certain end users.

Certain of our products include the ability for the end user to encrypt data. The U.S. government places restrictions on the export of certain encryption technology. These restrictions may include the requirement to have a license to export the technology, the requirement to have software licenses approved before export is allowed and outright bans on the licensing of certain encryption technology to particular end users or to all end users in a particular country. Certain of our products are subject to various levels of export restrictions. These export restrictions could negatively impact our business.

Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance and may continue to do so in the future.

We are subject to a variety of laws and regulations relating to, among other things, the use, storage, discharge and disposal of materials and substances used in our facilities and manufacturing processes as well as the safety of our employees and the public. Directives first introduced in the European Union impose a “take back” obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment and restrict the use of certain potentially hazardous materials, including lead and some flame retardants, in electronic products and components. Other jurisdictions in the U.S. and internationally have since introduced similar requirements, and we anticipate that future regulations might further restrict allowable materials in our products, require the establishment of additional recycling or take back programs or mandate the measurement and reduction of carbon emissions into the environment. We have implemented procedures and will likely continue to introduce new processes to comply with current and future safety and environmental legislation. However, measures taken now or in the future to comply with such legislation may adversely affect our manufacturing or personnel costs or product sales by requiring us to acquire costly equipment or materials, redesign production processes or to incur other significant expenses in adapting our manufacturing programs or waste disposal and emission management processes. Furthermore, safety or environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, or the suspension of affected operations, which could have an adverse effect on our business, financial condition and results of operations.

We have incurred costs to comply with these regulations in the past and could incur additional costs in the future. In addition, compliance with these regulations could disrupt our operations and logistics. We will need to ensure that we can design and manufacture compliant products and that we can be assured a supply of compliant components from suppliers. Similar laws and regulations have been proposed or may be enacted in other regions in which we operate. These and other environmental regulations may require us to reengineer our products to utilize new components that are compatible with these regulations, which may result in additional costs to us.

We may not generate positive returns on our research and development investments.

Developing our products is expensive, and our investment in product development may involve a long investment return cycle. For the year ended October 31, 2010, our research and development expenses were approximately $8.9 million, or approximately 54.4% of revenue. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. These investments may not generate positive returns in the near term, or at all.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and cash flows from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financings in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may limit our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

From time to time we may make acquisitions. The failure to successfully integrate future acquisitions could harm our business, financial condition and operating results.

As a part of our business strategy, we have in the past and may make acquisitions in the future. We may also make significant investments in complementary companies, products or technologies. If we fail to successfully integrate such acquisitions or significant investments, it could harm our business, financial condition and operating results. Risks that we may face in our efforts to integrate any recent or future acquisitions include, among others:

•	failure to realize anticipated savings and benefits from the acquisition;
•	difficulties in assimilating and retaining employees;
•	potential incompatibility of business cultures;
•	coordinating geographically separate organizations;
•	diversion of management’s attention from ongoing business concerns;
•	coordinating infrastructure operations in a rapid and efficient manner;
•	the potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

•	failure of acquired technology or products to provide anticipated revenue or margin contribution;
•	insufficient revenues to offset increased expenses associated with the acquisition;
•	costs and delays in implementing or integrating common systems and procedures;
•	reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
•	impairment of existing customer, supplier and strategic relationships of either company;
•	insufficient cash flows from operations to fund the working capital and investment requirements;
•	difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
•	the possibility that we may not receive a favorable return on our investment, the original investment may become impaired or we may incur losses from these investments;
•	dissatisfaction or performance problems with the acquired company;
•	the assumption of risks of the acquired company that are difficult to quantify, such as litigation;
•	the cost associated with the acquisition; and
•	assumption of unknown liabilities or other unanticipated adverse events or circumstances.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could harm our business, financial condition and operating results.

Because we are a relatively small company, the requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the Securities and Exchange Commission, or the SEC, and the requirements of any exchange on which our securities may be traded, with which we are not required to comply as a private company. In addition, we agreed with the purchasers in our October 2010 private placement, among other things, that we would list our common stock and warrants on either the OTC Bulletin Board or NASDAQ exchange. Our common stock has been approved for listing on the Nasdaq Capital Market, which imposes additional requirements on listed companies, including enhanced corporate governance practices. For example, the Nasdaq Capital Market listing requirements require that listed companies satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of business conduct.

Complying with the SEC statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses, which we cannot estimate accurately at this time. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers. We will need to:

•	institute a more comprehensive compliance function;
•	maintain a system of internal controls over financial reporting in compliance with certain of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;
•	involve and retain to a greater degree outside counsel and accountants in the above activities;
•	institute a more comprehensive internal audit function; and
•	institute a more comprehensive investor relations function.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as computer viruses or terrorism.

While our headquarters facilities contain redundant power supplies and generators, our domestic and foreign operations, and the operation of our strategic allies, VARs, SIs and others, remain susceptible to fire, floods, tornadoes, power loss, power shortages, telecommunications failures, break-ins and similar events. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism or war could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or delay the manufacture and shipment of our products, our business would be harmed.

We are dependent on a variety of IT and telecommunications systems, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems for our operations. These systems support a variety of functions including data storage and retrieval, order processing, shipping, shipment tracking, billing, support center and internal information exchange.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, shipping products, billing customers, handling support calls, or communication among our offices. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our customers. Our support centers are dependent upon telephone and data services provided by third party telecommunications service vendors and our IT and telecommunications system. Any significant increase in our IT and telecommunications costs or temporary or permanent loss of our IT or telecommunications systems could harm our relationships with our customers. The occurrence of any of these events could have an adverse effect on our operations and financial results.

Risks Related to Ownership of Our Common Stock

We may experience volatility in our stock price, which could negatively affect your investment, and you may not be able to resell your shares at or above the offering price.

There is no established public trading market for our common stock. Currently, our common stock is quoted on the Pink Sheets. There can be no assurance that our common stock will be admitted to trade on any established trading market or exchange. Additionally, if our common stock is admitted for listing or trading, there can be no assurance that it will maintain the requirements for continued listing or trading on an established trading market or exchange.

Our common stock may not be traded actively. An illiquid market for shares of our common stock may result in lower trading prices and increased volatility, which could negatively affect the value of your investment or your ability to sell your shares. If an active trading market does develop, it may not last and the trading price of the shares may fluctuate widely as a result of a number of factors, many of which are outside our control. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

•	quarterly variations in operating results;
•	changes in financial estimates by us or securities analysts who may cover our stock or by our failure to meet the estimates made by securities analysts;
•	changes in market valuations of other similar companies;
•	announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, divestitures, strategic relationships or joint ventures;
•	additions or departures of key personnel;
•	any deviations in net sales or in losses from levels expected by securities analysts;
•	the realization of any of the risk factors presented in this prospectus; and
•	future sales of common stock.

In addition, the stock market has recently experienced extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock may depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over research and reports these analysts publish or whether they will be published at all. If one or more of the analysts who decide to cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls. We may not be able to remediate future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

We do not presently intend to pay any cash dividends on or repurchase any shares of our common stock.

We do not presently intend to pay any cash dividends on our common stock. Any payment of future dividends will be at the discretion of the board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Cash dividend payments in the future may only be made out of legally available funds and, if we experience substantial losses, such funds may not be available. In addition, our credit facility prohibits us from paying dividends, making distributions or payments or redeeming, retiring or purchasing any of our capital stock. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment.

A large number of shares will be eligible for future sale and may depress our stock price.

Our shares that are eligible for future sale may have an adverse effect on the price of our stock. As of August 15, 2011, there were 10,900,926 shares of our common stock outstanding. In addition to the shares covered by this prospectus, approximately 6,760,392 of these shares are or will become freely tradeable without substantial restriction or the requirement of future registration under the Securities Act of 1933. The remainder of our outstanding shares are held by our officers, directors and greater than 5% shareholders and may be sold without registration under the exemption from registration provided by Rule 144 under the Securities Act of 1933. In addition, as of August 15, 2011, an additional 2,954,413 shares were subject to outstanding options and warrants.

Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of common stock at prices that may be below the then current market price of the common stock, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

We may conduct further offerings in the future in which case your shareholdings will be diluted.

Our board of directors has the authority to issue up to 75,000,000 shares of our common stock or stock options to acquire such common stock and up to 25,000,000 shares of preferred stock with rights, privileges and preferences designated by our board of directors. The future issuance of common stock or preferred stock may result in dilution in the percentage of our common stock held by our existing stockholders. Also, any stock we sell in the future may be valued on an arbitrary basis by us and the issuance of shares of common stock or preferred stock for future services, acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our existing stockholders.

In October 2010, we completed a private placement of 3,125,000 shares of our common stock at a price of $3.20 per share and issued warrants to purchase an additional 1,074,212 shares of common stock, including warrants issued as part of the fees paid to the placement agent, with an exercise price of $3.20 per share. We may conduct further equity offerings in the future. If common stock is issued in return for additional funds, property or services, the price per share could be lower than that paid by our current stockholders.

We do not have cumulative voting and a small number of existing shareholders control our company, which could limit your ability to influence the outcome of shareholder votes.

Our shareholders do not have the right to cumulative votes in the election of our directors. Cumulative voting, in some cases, could allow a minority group to elect at least one director to our board. Because there is no provision for cumulative voting, a minority group will not be able to elect any directors. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the members of our board of directors.

Our executive officers and directors, together with our largest shareholders, beneficially own approximately 40.3% of our common stock as of August 15, 2011. As a result, these persons may be able to exercise significant influence over the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our charter or bylaws and the approval of mergers and other significant corporate transactions.

Certain provisions in our charter documents, our shareholder rights plan and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
•	the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
•	the requirement that a special meeting of stockholders may be called only by our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and
•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, pursuant to our stockholder rights plan, each share of our common stock has an associated preferred share purchase right. The rights will not trade separately from the common stock until, and are exercisable only upon, the acquisition or the potential acquisition through tender offer by a person or group of 15% or more of our outstanding common stock.

We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to implement our business strategy, including the transition from a hardware storage company to a software solutions and services provider;
•	anticipated trends and challenges in our business and the markets in which we operate;
•	our expected future financial performance;
•	our expectations regarding our operating expenses;
•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;
•	our ability to expand into other sectors of the storage market, beyond protection storage;
•	our expectations regarding market acceptance of our products;
•	our ability to compete in our industry and innovation by our competitors;
•	our ability to protect our confidential information and intellectual property rights;
•	our ability to successfully identify and manage any potential acquisitions;
•	our ability to manage expansion into international markets;
•	our ability to remediate the material weakness in our internal controls identified by our independent registered public accounting firm;
•	our ability to maintain or broaden our business relationships and develop new relationships with strategic alliances, suppliers, customers, distributors or otherwise;
•	our ability to recruit and retain qualified sales, technical and other key personnel;
•	our ability to obtain additional financing; and
•	our ability to manage growth.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section entitled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Forward-looking statements in this prospectus are based on management’s beliefs and opinions at the time the statements are made. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this prospectus are made as of the date of this prospectus and we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information, future events or otherwise, except as required by applicable securities laws.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling security holders pursuant to this prospectus. We may receive proceeds from the issuance of shares of our common stock upon the exercise of the warrants. Warrants to purchase 1,020,970 shares of our common stock are included in this prospectus. The warrants have an exercise price of $3.20, subject to anti-dilution adjustments. The warrants also contain a “cashless exercise” provision, by which a warrant holder may elect to exercise the warrants without paying cash. Pursuant to that provision, a warrant holder may exercise a warrant to receive a number of shares of our common stock equal in market value to the difference between the average of the five day closing bid price for the shares issuable upon exercise and the total cash exercise price of the part of the warrant being exercised. We intend to use any proceeds from the exercise of warrants for working capital and other general corporate purposes.

There is no assurance that any of the warrants will ever be exercised for cash, if at all. If all of the outstanding warrants are exercised for cash, we would receive aggregate gross proceeds of approximately $3.4 million. See “Description of Capital Stock — Warrants.”

DETERMINATION OF OFFERING PRICE

The selling security holders will offer their:

•	shares of our common stock at a price of $5.00 per share, and
•	warrants to purchase shares of our common stock at a price of $5.00 per warrant,

until the shares of our common stock or warrants, as the case may be, are quoted on the OTC Bulletin Board, or listed for trading or quoted on any other public market, and thereafter at prevailing market prices or privately negotiated prices.

The offering price has been determined arbitrarily and does not have any relationship to any established criteria of value, such as book value or earning per share. Additionally, because there is no established trading market for our common stock, the price of the common stock is not based on past earnings, nor is the price of the common stock indicative of the current market value of the assets owned by us. In connection with our October 2010 private placement, we agreed with the purchasers, among other things, that we would list our common stock and warrants on either the OTC Bulletin Board or NASDAQ exchange. Our common stock has been approved for listing on the Nasdaq Capital Market.

The exercise price of the warrants being registered was determined in negotiations with investors in our October 2010 private placement.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit facility prohibits us from paying dividends, making distributions or payments or redeeming, retiring or purchasing any of our capital stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

PRICE RANGE OF COMMON STOCK

There is no established public trading market for our common stock. Our common stock is quoted under the symbol “CRDS” on the Pink Sheets. The following table sets forth the high and low bid information for our common stock for the periods indicated, adjusted to give effect to our 1-for-4 reverse stock split effective August 12, 2011, which reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

	High	Low
Fiscal Year Ended October 31, 2011
First Quarter	$5.56	$3.28
Second Quarter	$5.60	$3.20
Third Quarter	$7.68	$4.20
Fourth Quarter (through August 15, 2011)	$8.00	$4.28
Fiscal Year Ended October 31, 2010
First Quarter	$1.72	$0.72
Second Quarter	$2.12	$1.28
Third Quarter	$3.08	$1.48
Fourth Quarter	$4.96	$1.24
Fiscal Year Ended October 31, 2009
First Quarter	$2.00	$0.64
Second Quarter	$1.92	$0.64
Third Quarter	$1.28	$0.64
Fourth Quarter	$1.40	$0.72

On August 15, 2011, the last reported sale price of our common stock on the Pink Sheets was $7.50 per share. As of August 15, 2011, there were 10,900,926 shares of our common stock outstanding held by 251 holders of record.

CAPITALIZATION

The following table sets forth our capitalization as of April 30, 2011. You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes.

As of April 30, 2011
(in thousands)
Cash and cash equivalents	$8,513
Total current liabilities	7,615
Long-term deferred revenue	35
Stockholders’ equity:
Common stock, $.001 par value, 75,000,000 shares authorized, 10,865,868 shares issued and outstanding	43
Additional paid-in capital	199,264
Accumulated other comprehensive loss	(41)
Accumulated deficit	(188,464)
Total stockholders’ equity	10,802
Total liabilities and stockholders’ equity	$18,452

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

Crossroads Systems is a global provider of solutions to connect, protect and secure business-critical data for enterprise storage and the cloud computing marketplace using our storage software solutions based on our patented core Routing Messaging Interface, or RMI, technology. We offer innovative, cost-effective products and solutions that are built on superior quality, reliability and performance that allow customers to protect and manage their corporate data assets. In fiscal 2012, we plan to introduce our Crossroads NAT3, network attached tape for Tier 3 storage, which we believe will be the first fully portable, open-standard, data storage archive.

We believe that we are entering an exciting new chapter in Crossroads’ history. Founded in 1996, we developed and introduced a bridging technology, which enabled existing storage devices to connect to the then-new Fibre Channel Storage Area Network. Our storage router products have been used by original equipment manufacturer, or OEM, customers such as Hewlett Packard Company, EMC Corporation and Quantum Corporation and installed in more than 125,000 storage systems worldwide.

Most technologies have limited life spans as systems transition to newer environments. In 2005, we undertook a strategic initiative to develop a software solutions and services model focusing on emerging higher growth business opportunities for the company. This transition of our research and development efforts have resulted in the creation of our currently shipping products: Read Verify Appliance, or RVA, and SPHiNX. In addition, we generated over $50 million in revenue since 2005 from our intellectual property licensing campaign.

We deliver our current offerings to the market through hardware appliances. This strategy allows us to use off-the-shelf hardware platforms, which can easily be customized to support specific OEM or SI specifications. We believe this strategy provides us with low-cost, high performance options that can be quickly deployed with minimal disruption to customers all the while minimizing inventory and associated excess and obsolete costs.

Substantially all of our current products have been sold in combination with support and services contracts. Our support and services contracts are typically offered for periods of one to three years. We sell these products through a network of OEMs and VARs. As of April 30, 2011, we had over 50 VARs, and additionally, we expect to continue selling the SPHiNX product through our OEM channel.

Although the environment for IT spending, including storage, improved during fiscal 2010, there is still an atmosphere of caution. For example, we believe that storage projects continue to be highly scrutinized within companies and there were difficulties with deals progressing through customers’ approval processes resulting in reduced and delayed sales this fiscal year. However, there was improvement in the storage purchasing environment during the second half of fiscal 2010. IT budgets were more available, channel inventories began to replenish and, as a result, the industry had modest growth.

We expect growth in international markets for both the RVA and SPHiNX to be a significant factor contributing to our revenue growth in future periods. International revenue accounted for approximately 3.0% and 2.9% of our total revenue in the years ended October 31, 2009 and 2010, respectively. As we expand internationally, we may incur additional costs to conform our products to comply with local laws or local product specifications and to ship our products to our international customers.

We continue to realize revenue from existing intellectual property licensees with go-forward royalties derived from the ‘972 patent family, which accounts for 8 of our existing 95 granted patents and 31 pending patents as of July 31, 2011. We maintain an active licensing program related to the ‘972 family, which has been licensed to over 40 of the leading storage industry providers. We pursue licensing fees for past shipments and recurring licensing fees related to ongoing shipments. In some cases we are required to litigate where we believe other companies are infringing our claims. Generally, these cases are settled quickly as we engage in business discussions with the opposing parties; however, one or more of the litigants may pursue their defense to greater lengths, which would require higher expenses to continue the lawsuit. Our IP licensing revenue for the year ended October 31, 2010 was $6.5 million, or approximately 39.7% of revenues. If we experience declines in revenue from our licensees, as a result of economic conditions, customers’ business performance or otherwise, we could be materially and adversely affected.

A significant component of revenue is related to our IP licensing campaign. The revenue from our IP licensing campaign consists of an initial licensing fee for past shipments and licensing fees related to ongoing shipments. The initial licensing fees for past shipments as reflected in the historical financial statements have fluctuated from period-to-period, and to the extent that the number of new customers resulting from our licensing campaign decreases, historical results may not be indicative of future performance. The success of our IP licensing campaign and our ability to collect amounts for past usage of our technology could impact our liquidity, capital resources, and results of operations.

These past investments in R&D, along with a recent equity capital raise of $10 million, have enabled us to accelerate our planned introduction of the NAT3 enterprise solution. Using the intellectual property and code from the bridges, SPHiNX and RVA, we expect to target Tier 3 archive data, which we believe to be the fastest growing segment of the market. The NAT3 also utilizes the new Long Tape File System, or LTFS, technology developed by the LTO consortium with IBM, HP and Quantum as primary members. We believe that LTFS is a disruptive technology to the current mechanisms used by IT staffs for their long-term data repositories, which are either costly, for both capital and power consumption, disk based or proprietary tape based solutions. We believe that the Crossroads NAT3 will be the first open-standard, fully portable long-term data storage solution that “plug-n-plays” within the existing CIFS/NFS network attached storage infrastructure, requiring no modifications or changes to their existing applications.

Our target market strategy for the tape archive is multi-pronged, utilizing our VAR channel, SIs and new OEM relationships. We are initially focusing on the Cloud Storage, Network Broadcasting, and Healthcare verticals but will expand into the financial, government, retail, and logistics markets as we gain traction in the marketplace. We will deploy with two different sales models, a traditional sell through with ongoing maintenance model and a model where the customer pays an ongoing monthly charge for the amount of storage it is utilizing.

Critical milestones for this solution are:

•	Round Trip. Data was sent from an application to the solution all the way to the LTFS tape and read back to the application. This milestone was completed successfully on schedule in February 2011.
•	Customer Advisory Board. We formed a Customer Advisory Board and engaged in discussions with customer advisors who provided valuable feedback to the overall architecture and design of the solution. This milestone was completed successfully in March 2011.
•	Full Performance Testing. The system was put through three critical performance tests: (1) maximum file ingest to measure against market requirements, (2) maximum simultaneous reads to determine the flexibility and responsiveness in a Tier 3 storage environment, and (3) real world simulation providing a mixture of large & small files ingestion and read operations intermixed to measure expected use case responses and performance. This milestone was completed successfully in our second fiscal quarter of 2011.
•	Early Adopter Program. We currently plan for the early adopter customers to receive initial systems for their internal labs in the third fiscal quarter of 2011. These will be fully functional and tested systems, but may not have the breadth of features that the general availability systems will. We intend for the early adopters to provide feedback on multiple facets of the product and provide us customer testimonials for press and industry analyst briefings. We believe that the early adopter customers will serve as a valuable base across the different market verticals by which we can tune and enhance the solution going forward.
•	General Availability. We expect to launch the solution via press announcements and advertisements, using our early adopter customer feedback and testimonials in the fourth fiscal quarter of 2011. We plan to have trained our VAR channel and sales force to engage the market via specific verticals we have determined provide the most likely short term sales opportunities.

The engineering development, marketing and sales expenses associated with this solution are planned to be $3.5 million for 2011 and over $4.0 million in 2012. We expect these expenses to be offset by the existing business to some degree. We conducted our October 2010 private placement to raise funds to complete and begin marketing this program. We expect to begin receiving initial revenue from the program during fiscal 2012, which should offset a portion of the expenses. However, shifts in market need or particular customer requirements, changes in the economy and delays with our strategic alliances could adversely affect the revenue growth and timing of this program.

Revenue.  Revenue consists of sales of hardware, software and services, as well as royalties we earn for products and the license of certain intellectual property. Our product revenue is composed of sales of our hardware products and software products sold to distributors, value added resellers, original equipment manufacturers and end users. Our IP license, royalty and other revenue is derived from the licensing of intellectual property, royalty payments, and sales of service contracts.

Cost of Revenue.  Cost of revenue is composed of cost of product revenue and IP license, royalty and other revenue. Cost of product revenue consists primarily of the cost charged by our previous contract manufacturer to manufacture our products, shipping charges and warranty obligations. Cost of IP license, royalty and other revenue consists of professional fees and services, overhead allocations, and provisions for excess and obsolete inventory.

Gross Profit.  Our gross profit has been and will continue to be affected by a variety of factors, including our product configuration mix, software having a higher gross margin, and our hardware products and IP licenses, which tend to have a lower gross margin. Our support and service revenue also tends to have lower gross margins.

Operating Expenses.  Operating expenses consist of sales and marketing, research and development, general and administrative expenses and amortization of intangible assets. Personnel-related costs, which include stock-based compensation expense, are the most significant component of each of these expense categories. We had 87 employees as of October 31, 2009, 86 employees as of October 31, 2010 and 97 employees as of April 30, 2011. We expect to continue to hire significant numbers of new employees in order to support our growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue. We anticipate that our operating expenses will significantly increase in absolute dollar amounts.

Sales and Marketing.  Sales and marketing expenses include personnel costs, employee sales commissions and marketing programs. We intend to continue to invest heavily in sales and marketing by increasing the number of sales and channel support personnel worldwide. We expect future sales and marketing costs to continue to increase. Hiring additional sales personnel reduces operating margins until the new sales personnel generate meaningful revenue.

Research and Development.  Research and development expenses primarily include personnel costs, depreciation on lab equipment, costs of prototype equipment, other related costs of quality assurance and overhead allocations. We expense research and development costs as incurred. Though we incur software development costs, the costs of software development that we incur after a product has reached marketability are considered immaterial, and to date, we have not capitalized any such costs. We expect that research and development costs will increase in absolute dollar amounts.

General and Administrative.  General and administrative expenses consist primarily of compensation and related costs for personnel and facilities related to our executive, finance, human resource, information technology and legal organizations, and fees for professional services. Professional services consist, excluding those for IP, of outside legal, tax and audit costs. We expect to continue to incur significant additional expenses as a result of operating as a public company and as we hire additional personnel and incur costs for implementation of business strategy.

Amortization of Intangibles.  Amortization of intangibles consists of the amortization of purchased technology.

Critical Accounting Policies and Estimates

Our discussion and analysis of the financial condition and results of operations is based on the accompanying consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these statements requires us to make significant estimates and judgments about future uncertainties that affect reported assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. Our critical accounting estimates require the most difficult, subjective or complex judgments and are described below. An accounting estimate is considered critical if it requires estimates about the effect of matters that are inherently uncertain when the estimate is made, if different estimates reasonably could have been used or if changes in the estimate that are reasonably possible could materially impact the financial statements. We have discussed the development, selection and disclosure of our critical accounting policies with the Audit Committee of our board of directors. We believe the assumptions and estimates used and the resulting balances are reasonable; however, actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Application of the various accounting principles related to measurement and recognition of revenue requires us to make judgments and estimates in the following related areas: determining fair value in arrangements with multiple deliverables, the amount of revenue allocated to undelivered elements in software arrangements using vendor-specific objective evidence (“VSOE”), the interpretation of non-standard terms and conditions in sales agreements, and assessments of future price adjustments, such as future product returns and estimates for contractual licensee fees. Additionally, we sometimes use judgment in determining whether any undelivered elements are essential to the functionality of the delivered elements in order to determine the appropriate timing of revenue recognition.

For established products and PCS service, we determine fair value based on VSOE, which consists of the prices charged when these services are sold separately.

For arrangements with multiple elements entered into prior to November 1, 2010, the Company allocates revenue to the separate elements based on relative fair value, provided the fair value for all elements of the arrangement are known. If, in an arrangement, the undelivered elements have fair value, but the delivered element does not, the fair value of the undelivered elements is deferred and the residual revenue is allocated to the delivered elements. If fair value does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered.

While the majority of our sales arrangements contain standard terms and conditions, we sometimes apply judgment when interpreting complex arrangements with non-standard terms and conditions to determine the appropriate accounting. An example of such a judgment is deferring revenue related to significant post-delivery obligations and customer acceptance criteria until such obligations are fulfilled.

We record reductions to revenue for estimated future product returns. These allowances are based on programs in existence at the time revenue is recognized. We have historically been able to reliably estimate the amount of allowances required and recognize revenue, net of these projected allowances, upon shipment to our customers. If allowances cannot be reliably estimated in any specific reporting period, revenue would be deferred until the rights have lapsed and we are no longer under obligation to reduce the price or accept the return of the product.

We license our patented technology to customers under licensing agreements that allow those customers to utilize our technology in specific products they offer. As consideration, licensees pay us a fee based on the amount of sales of their products that incorporate our patented technology. On a periodic and timely basis, the licensees provide us with reports listing their sales to end users for which they owe us license fees. Similarly, royalty revenue is estimated from licensee reports of units sold to end users subject to royalties under master contracts. In both cases, these reports are used to substantiate delivery and we recognize revenue based on the information in these reports.

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13, “Multiple-Deliverable Revenue Arrangements” and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements.” We adopted the new guidance on a prospective basis for new or materially modified revenue arrangements as of November 1, 2010.

For arrangements entered into or materially modified beginning November 1, 2010, when elements such as hardware, software and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element in an arrangement based on relative selling price using a selling price hierarchy. The selling price for a deliverable is based on its VSOE if available, third party evidence (“TPE”) if VSOE is not available, or our best estimate of selling price (“ESP”) if neither VSOE nor TPE is available. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

For established products, the Company uses VSOE. For new products, installation and professional services for which the Company is unable to establish selling price using VSOE or TPE, the Company uses ESP. The objective of ESP is to determine the price at which the Company would transact a sale if these items were sold on a standalone basis. In determining ESP, the Company uses the cost to provide the new product, installation or professional service plus a margin. When using cost plus a margin, the Company considers the total cost of the item to establish a VAR or OEM price. The Company also considers the historical margins for established products and other factors, including any changes to pricing methodologies, competitiveness of new products, installation and professional services, pricing pressures due to entering a new market, and cost drivers that could cause future margins to differ from historical margins.

Inventories

Our manufacturing and service parts inventories are stated at the lower of cost or market, with cost computed using standard costs, which approximates the first-in, first-out (“FIFO”) basis. Adjustments to reduce the carrying value of both manufacturing and service parts inventories to their net realizable value are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include significant estimates and judgments about the future of product life cycles, product demand, rapid technological changes, development plans, product pricing, physical deterioration, quality issues, end of service life plans and volume of enhanced or extended warranty service contracts.

Impairment of Long-lived Assets

We apply judgment when reviewing amortizable intangible and other long-lived assets (“long-lived assets”) for impairment. We apply judgment when evaluating potential impairment indicators. Indicators we consider include adverse changes in the business climate that could affect the value of our long-lived assets, changed long-term economic outlook including downward revisions in our revenue projections, negative current events, decreases or slower than expected growth in sales of products and relative weakness in customer channels.

When an impairment indicator exists, we then evaluate long-lived assets for impairment as appropriate. Because we operate as a single reporting unit, we consider the company as a whole when evaluating our long-lived assets for impairment. If our business operations were to change and revenue streams related to long-lived assets were to become identifiable at a lower level, we would apply significant judgment to determine the appropriate grouping of these assets for impairment testing.

We use an undiscounted cash flow approach to evaluate our long-lived assets for recoverability when there are impairment indicators. Estimates of future cash flows require significant judgments about the future and include company forecasts and our expectations of future use of our long-lived assets, both of which may be impacted by market conditions. Other critical estimates include determining the asset group or groups within our long-lived assets, the primary asset of an asset group and the primary asset’s useful life.

Inherent in our development of cash flow projections for the income approach used in an impairment test are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth, cost of capital and income tax rates. We also make certain assumptions about future economic conditions, applicable interest rates and other market data. Many of the factors used in assessing fair value are outside of our control. Future period results could differ from these estimates and assumptions, which could materially affect the determination of fair value of the company and future amounts of potential impairment.

Accrued Warranty

We estimate future product failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ, for example due to negotiated agreements with third parties. We use a consistent model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical return rates are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rates. When actual failure rates differ significantly from our estimates, we record the impact of these unforeseen costs or cost reductions in subsequent periods and update our assumptions and forecasting models accordingly. As our newer products mature, we are able to improve our estimates with respect to these products.

Income Taxes

Deferred tax assets and liabilities are recognized for the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In addition, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. A number of estimates and judgments are necessary to determine deferred tax assets, deferred tax liabilities and valuation allowances.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The calculation of our tax liabilities requires judgment related to uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity.

We have provided a full valuation allowance against our U.S. net deferred tax assets due to our history of net losses, difficulty in predicting future results and our conclusion that we cannot rely on projections of future taxable income to realize the deferred tax assets. In addition, we have provided a full valuation allowance against certain of our international net deferred tax assets. Due to reorganizations in these jurisdictions, it is unclear whether we will be able to realize a benefit from these deferred tax assets. Also, certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should we undergo such a change in stock ownership, it would severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges.

Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Future income tax expense will be reduced to the extent that we have sufficient positive evidence to support a reversal or decrease in this allowance. We also have deferred tax assets and liabilities due to prior business acquisitions with corresponding valuation allowances after assessing our ability to realize any future benefit from these acquired net deferred tax assets.

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of the applicable guidance under ASC Topic 718 for share-based payment transactions. Under the provision of this guidance, stock-based compensation costs for employees is measured on the grant date, based on the estimated fair value of the award on that date, and is recognized as expense over the employee's requisite service period, which is generally over the vesting period, on a straight-line basis. We adopted this guidance using the prospective transition method. Under this transition method, non-vested option awards outstanding at January 1, 2006, continue to be accounted for under the minimum value method, and all awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of this guidance.

Under the provisions of this guidance, we make a number of estimates and assumptions. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as an adjustment in the period estimates are revised. Actual results may differ substantially from these estimates. In valuing share-based awards under this guidance, significant judgment is required in determining the expected volatility of our common stock and the expected term individuals will hold their share-based awards prior to exercising. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of Crossroads stock. The expected term represents an estimate of the time options are expected to remain outstanding. Our options that are exercised are restricted for one year from the date of exercise, therefore we do not believe the actual history of shares exercised is an accurate method of calculating expected term and use the simplified method to derive an expected term. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. The variables used in the Black-Sholes calculation are listed below for the respective periods:

	October 31,
	2009	2010
Expected dividend yield	0%	0%
Expected volatility	58 – 62%	63 – 68%
Risk-free interest rate	1.6 – 2.7%	1.2 – 2.6%
Expected term (years)	6.1	6.1

Results of Operations

Three and Six Months Ended April 30, 2011 Compared to the Three and Six Months Ended April 30, 2010

Revenue.  Total revenue decreased $2.4 million, or 48.9%, to $2.6 million for the three months ended April 30, 2011 from $5.0 million for the three months ended April 30, 2010. The decrease is mainly due to the decrease in IP license, royalty, and other revenue.

Product revenues for the three months ended April 30, 2011 increased $0.2 million, or 15.3%, to $1.1 million compared with $0.9 million for the three months ended April 30, 2010 due to an increase in RVA revenue of $0.2 million for the three months ended April 30, 2011.

IP license, royalty and other revenue consists of the following for the three and six months ended April 30, 2010 and 2011:

	Three Months Ended April 30,		Six Months Ended April 30,
	2010	2011	2010	2011
	(in thousands)		(in thousands)
IP license revenue:
Initial IP license fee allocated to past shipments	2,562	—	2,562	583
Ongoing IP license revenue	284	283	586	583
Total IP license revenue	2,846	283	3,148	1,166
HP royalty and PCS service revenue	1,213	1,070	2,458	2,252
PCS service revenue (non-HP)	43	139	125	366
IP license, royalty and other revenue	4,102	1,492	5,731	3,784

IP license, royalty and other revenues for the three months ended April 30, 2011 decreased $2.6 million, or 63.6%, to $1.5 million compared with $4.1 million for the three months ended April 30, 2010.

Initial IP license revenue decreased $2.6 million as a result of six IP agreements being entered into during the second quarter of 2010, two of which were significant, and no agreements being entered into during the comparable period in 2011. HP royalty and PCS service revenue decreased approximately $0.1 million due to decreased shipments by HP of our legacy router products by approximately $0.2 million, offset by an increase in PCS service revenue of $0.1 million due to an increase in the number of HP customers covered by PCS contracts. PCS service revenue (non-HP) increased $0.1 million due to an increase in the number of customers covered by PCS contracts and an increase in PCS contract rates due to our newer product offerings.

Total revenue decreased $1.6 million, or 20.4%, to $6.2 million for the six months ended April 30, 2011 from $7.8 million for the six months ended April 30, 2010.

Product revenue for the six months ended April 30, 2011 increased $0.4 million, or 17.7%, to $2.4 million compared with $2.0 million for the six months ended April 30, 2010 due to an increase in RVA revenue of $0.3 million and an increase in virtual tape server revenue of $0.2 million, partially offset by a decrease in router product revenue.

IP license, royalty and other revenue for the six months ended April 30, 2011 decreased $1.9 million, or 34.0%, to $3.8 million compared with $5.7 million for the six months ended April 30, 2010.

Initial IP license revenue decreased $1.9 million as a result of six IP agreements being entered into during the six months ended April 30, 2010, and four agreements in the comparable period in 2011. In the first quarter of 2011, four insignificant agreements were entered into. HP royalty and PCS service revenue decreased approximately $0.2 million due to decreased shipments by HP of our legacy router products by approximately $0.4 million, offset by an increase in PCS service revenue of $0.2 million due to an increase in the number of HP customers covered by PCS service contracts. PCS service revenue (non-HP) increased $0.2 million due to an increase in the number of our customers covered by PCS contracts and an increase in the PCS contract rates due to our newer product offerings.

Cost of Revenue.  Cost of revenue decreased $0.7 million, or 65.8%, to $0.4 million, for the three months ended April 30, 2011 from $1.1 million for the three months ended April 30, 2010. Product costs for the three months ended April 30, 2011 decreased $13,000, or 9.4%, to $125,000 compared with $138,000 for the three months ended April 30, 2010. IP license, royalty and other costs for the three months ended April 30, 2011 decreased $691,000, or 74.1%, to $242,000 compared with $933,000 for the three months ended April 30, 2010 due to the increase in professional fees in relation to our IP licensing activities.

Cost of revenue decreased $0.4 million, or 34.9%, to $0.9 million, for the six months ended April 30, 2011 from $1.3 million for the six months ended April 30, 2010. Product costs for the six months ended April 30, 2011 increased $9,000, or 4.0%, to $230,000 compared with $221,000 for the six months ended April 30, 2010. IP license, royalty and other costs for the six months ended April 30, 2011 decreased $475,000, or 42.6% to $640,000 compared with $1.1 million for the six months ended April 30, 2010 due to the increase in professional fees in relation to our IP licensing activities.

Sales and Marketing.  Sales and marketing expenses decreased $0.1 million, or 11.1%, to $1.2 million for the three months ended April 30, 2011 from $1.3 million for the three months ended April 30, 2010. This decrease was due to reductions in contract labor by $78,000, payroll and benefits by $72,000, and travel expenses by $15,000, offset by increases in stock-based compensation by $14,000 and an increase in evaluation units to prospective customers by $13,000.

Sales and marketing expenses decreased $0.2 million, or 9.6%, to $2.4 million for the six months ended April 30, 2011 from $2.6 million for the six months ended April 30, 2010. This decrease was due to reduced contract labor and outside services by $115,000, travel and tradeshow related expenses by $53,000, payroll and benefits by $24,000, and stock-based compensation by $20,000, offset by increases in recruiting expenses by $19,000 and evaluation units to prospective customers by $8,000. We anticipate that sales and marketing expenses will increase in absolute dollars, as we intend to market our new tape archive product.

Research and Development.   Research and development expenses increased $0.6 million, or 29.1%, to $2.8 million for the three months ended April 30, 2011 from $2.2 million for the three months ended April 30, 2010. This increase was due to increases in payroll and benefits by $354,000, recruiting expenses by $202,000, legal expense by $100,000 and expensed equipment by $18,000, offset by a decrease in contract labor of $46,000.

Research and development expenses increased $0.4 million, or 10.6%, to $4.9 million for the six months ended April 30, 2011 from $4.5 million for the six months ended April 30, 2010. This increase was due to increased payroll and benefits by $442,000, recruiting expenses by $180,000, legal expense by $151,000, and expensed equipment by $26,000, offset by decreases in contract labor of $198,000, stock-based compensation of $91,000, and equipment depreciation of $69,000. We anticipate that research and development expenses will increase in absolute dollars as we intend to expand our engineering department in connection with the development of anticipated new products.

General and Administrative.  General and administrative expenses increased $265,000, or 46.5%, to $835,000 for the three months ended April 30, 2011 from $570,000 for the three months ended April 30, 2010. The increase was primarily due to increases in professional fees of $194,000, consulting and outside services of $65,000, payroll and benefits of $60,000, rent and utilities of $47,000 and travel and entertainment of $19,000, offset by a reduction in stock-based compensation of $187,000.

General and administrative expenses increased $0.3 million, or 20.3%, to $1.5 million for the six months ended April 30, 2011 from $1.2 million for the six months ended April 30, 2010. The increase was due to increases in professional fees of $245,000, consulting and outside services of $138,000, payroll and benefits of $89,000, rent and utilities of $66,000, and an increase in travel expenses of $17,000 offset by a decrease in stock-based compensation of $226,000 and depreciation of $15,000. We expect the absolute amount of general and administrative expenses to increase in the future as we expand our finance function to manage our growth and as we incur additional costs associated with being a public company.

Year Ended October 31, 2010 Compared to Year Ended October 31, 2009

Revenue.  Total revenue decreased $0.4 million, or 2.8%, to $16.4 million for the year ended October 31, 2010 from $16.8 million for the year ended October 31, 2009.

Product revenue for the year ended October 31, 2010 decreased $1.7 million, or 27.9%, to $4.2 million compared with $5.9 million for the year ended October 31, 2009 due to the expected reduction in shipments of our legacy router products resulting from our transition from hardware commodity storage to software-based storage solutions and services. This reduction was partially offset by an increase in RVA product sales.

IP license, royalty and other revenue consists of the following for the years ended October 31, 2009 and 2010:

	Year Ended October 31,
	2009	2010
	(in thousands)
IP license revenue:
Initial IP license fee allocated to past shipments	4,211	5,322
Ongoing IP license revenue	1,256	1,193
Total IP license revenue	5,467	6,515
HP royalty and PCS service revenue	5,236	5,462
PCS service revenue (non-HP)	275	148
IP license, royalty and other revenue	10,978	12,125

IP license, royalty and other revenue for the year ended October 31, 2010 increased $1.1 million, or 10.5%, to $12.1 million compared with $11.0 million for the year ended October 31, 2009.

Initial IP license revenue increased $1.0 million due to an increase in the number of IP agreements signed in fiscal year 2010. HP royalty and PCS service revenue increased approximately $0.2 million due to decreased shipments by HP of our legacy router products by approximately $0.6 million, offset by an increase in PCS service revenue of $0.8 million due to an increase in the number of HP customers covered by PCS contracts. PCS service revenue (non-HP) decreased $0.1 million due to some customers not renewing PCS contracts on older products.

Cost of Revenue.  Cost of revenue decreased $0.2 million, or 8.8%, to $2.5 million for the year ended October 31, 2010 from $2.7 million for the year ended October 31, 2009. Product costs for the year ended October 31, 2010 decreased $231,000, or 35.3%, to $422,000 compared with $653,000 for the year ended October 31, 2009 due to reduced shipments of legacy product with higher material costs. IP license, royalty and other costs for the year ended October 31, 2010 decreased $11,000, or 0.5% to $2.07 million compared with $2.08 million for the year ended October 31, 2009 due to reduction of costs and personnel related to our Operations department offset by an increase in professional fees in relation to our IP licensing activities.

Sales and Marketing.  Sales and marketing expenses decreased $0.2 million, or 4.1%, to $5.3 million for the year ended October 31, 2010 from $5.5 million for the year ended October 31, 2009. This decrease was due to a decrease in evaluation unit costs, and the decrease in headcount. We anticipate that sales and marketing expenses will increase in absolute dollars, as we intend to market our new tape archive products.

Research and Development.  Research and development expenses decreased $0.8 million, or 8.5%, to $8.9 million for the year ended October 31, 2010 from $9.7 million for the year ended October 31, 2009. This decrease was due to reduced payroll related expenses and contract labor, as well as a reduction in depreciation related to research and development. We anticipate that research and development expenses will increase in absolute dollars as we intend to expand our engineering department in connection with the development of anticipated new products. We anticipate that research and development expenses as a percentage of our total revenue will increase for fiscal year 2011 as we continue to invest in research, new product development and enhancements to our existing products.

General and Administrative.  General and administrative expenses increased $0.5 million, or 24.0%, to $2.6 million for the year ended October 31, 2010 from $2.1 million for the year ended October 31, 2009. An increase in legal fees accounted for $0.3 million of the increase, and an increase in stock-based compensation accounted for $0.2 million of the increase. The increase in legal fees was due to an arbitration settlement in 2009 which reimbursed a portion of legal fees expended during the process, as well as an increase in patent filing activity during 2010. The increase in stock-based compensation was due to an increase in the value of options granted having a higher valuation, due to the rise in our stock value underlying those options. We expect the absolute amount of general and administrative expenses to increase in the future as we expand our finance function to manage our growth and as we incur additional costs associated with being a public company.

Liquidity and Capital Resources

Cash Flows

Our principal liquidity requirements are to meet our lease obligations and our working capital and capital expenditure needs. Subject to our operating performance, which, if significantly adversely affected, would adversely affect the availability of funds, we expect to finance our operations through cash provided by operations and existing borrowings available under our credit facility. We cannot be sure, however, that this will be the case, and we may seek additional financing in the future. The following table summarizes our primary sources and uses of cash in the periods presented:

	Six Months Ended
	April 30, 2010	April 30, 2011
	(in thousands)
Net cash provided by (used in) operating activities	$1,770	$(604)
Net cash used in investing activities	(163)	(5,044)
Net cash provided by financing activities	—	59
Net increase (decrease) in cash and cash equivalents	1,271	(5,298)
Cash and cash equivalents, end of period	6,568	8,513

Net cash provided by operating activities decreased from approximately $1.8 million in the six months ended April 30, 2010 to a use of cash of approximately $0.6 million in the six months ended April 30, 2011 due to increased losses for the year, primarily from the increase in expenses related to research and development, adjusted for the impact of non-cash charges, particularly relating to amortization of intangibles, depreciation of fixed assets, and stock-based compensation, and net changes in operating assets and liabilities, primarily changes in our deferred revenue, accounts payable, prepaid assets, and accounts receivable.

A significant component of cash provided by operating activities is payments received from our IP license agreements. The economic nature of these agreements is such that they are not consistent in terms of cash receipts. The agreements include an initial receipt of cash upon reaching agreement, as consideration for royalties on past shipments. The amounts for past shipments reflected in historical financial statements have fluctuated from period to period and, to the extent that the number of new customers resulting from our licensing campaign decreases, historical results may not be indicative of future receipts. We may not be able to generate positive cash flows from operating activities in the near term as we continue to add personnel, increase inventory purchases and invest in functions associated with being a public company.

Cash flows from investing activities primarily relate to capital expenditures to support our employees, and our capital needs in our research and development efforts, and the purchase of investments with available cash. Net cash used in investing activities was approximately $163,000 in the six months ended April 30, 2010 compared to $5.0 million in the six months ended April 30, 2011. Included in the year ended October 31, 2009 and 2010 are capital expenditures primarily for research and development equipment in the amount of $844,000, and the purchases of investments of $4.2 million net of maturities.

Cash flows provided by financing activities in the six months ended April 30, 2010 was $0. Cash provided by financing activities in the six months ended April 30, 2011 was approximately $59,000 from the exercise of stock options by employees.

Off-Balance Sheet Arrangements

At April 30, 2010 and 2011, we did not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”). ASU 2009-13 changes accounting for certain multiple deliverable arrangements. ASU 2009-13 addresses the separation of deliverables and how to measure and allocate the arrangement consideration to one or more units of accounting in multiple deliverable arrangements. Currently, under the residual method of allocation, we use objective and reliable evidence of the fair value of the undelivered elements to separate deliverables in multiple deliverable arrangements. ASU 2009-13 eliminates the residual method and requires that consideration from the arrangement be allocated to all deliverables using the relative selling price method. ASU 2009-13 requires additional disclosures related to multiple deliverable revenue arrangements upon adoption and is effective for fiscal years beginning after June 15, 2010, or the beginning of our fiscal 2011. In addition, ASU 2009-13 may be early adopted. It may be implemented with either prospective or retrospective application; however, if early adoption is chosen, the entity must either adopt at the beginning of its fiscal year, or adopt using retrospective application. We adopted ASU 2009-13 on November 1, 2010 and it did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements — a consensus of the FASB Emerging Issues Task Force (“ASU 2009-14”). ASU 2009-14 changes the accounting for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance. Under prior guidance, such arrangements were accounted for as software if the software was determined to be more than incidental. ASU 2009-14 requires that any hardware components of such arrangements be excluded from software revenue guidance and that any essential software that is sold with or embedded within the product also be excluded from software revenue guidance. This ASU is effective for fiscal years beginning after June 15, 2010, or the beginning of our fiscal 2011. In addition, ASU 2009-14 may be early adopted. ASU 2009-14 may be implemented with either prospective or retrospective application; however, if early adoption is chosen, the entity must either adopt at the beginning of its fiscal year, or adopt using retrospective application. Further, ASU 2009-14 must be adopted in the same period and with the same implementation method as ASU 2009-13. We adopted ASU 2009-14 on November 1, 2010 and it did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value (“ASU 2009-05”). ASU 2009-05 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity must measure fair value using either the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets or another valuation technique consistent with fair value measurements such as an income approach or a market approach. ASU 2009-05 clarifies that no separate input, or adjustment to other inputs, must be made for the existence of a restriction that prevents the transfer of a liability when measuring fair value of a liability. We adopted ASU 2009-05 on November 1, 2009 and it did not have an impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 increases disclosures to include transfers in and out of Levels 1 and 2 and clarified inputs, valuation techniques and the level of disaggregation to be disclosed. This ASU is effective for fiscal years beginning after December 15, 2010. In addition, ASU 2010-06 may be adopted early. We are still evaluating the impact of adoption; however, based on a preliminary assessment, we do not expect the adoption of this guidance to have an impact on our consolidated financial statements.

BUSINESS

Overview

Crossroads Systems is a global provider of solutions to connect, protect and secure business-critical data for enterprise storage and the cloud computing marketplace using our storage software solutions based on our patented core Routing Messaging Interface, or RMI, technology. We offer innovative, cost-effective products and solutions that are built on superior quality, reliability and performance that allow customers to protect and manage their corporate data assets. In fiscal 2012, we plan to introduce our Crossroads NAT3, network attached tape for Tier 3 storage, which we believe will be the first fully portable, open-standard, data storage archive.

We believe that we are entering an exciting new chapter in Crossroads’ history. Founded in 1996, we developed and introduced a bridging technology, which enabled existing storage devices to connect to the then-new Fibre Channel Storage Area Network. Our storage router products have been used by original equipment manufacturer, or OEM, customers such as Hewlett Packard Company, EMC Corporation and Quantum Corporation and installed in more than 125,000 storage systems worldwide.

Most technologies have limited life spans as systems transition to newer environments. In 2005, we undertook a strategic initiative to develop a software solutions and services model focusing on emerging higher growth business opportunities for the company. This transition of our research and development efforts have resulted in the creation of our currently shipping products: Read Verify Appliance, or RVA, and SPHiNX. In addition, we generated over $50 million in revenue since 2005 from our intellectual property licensing campaign.

These past investments in R&D, along with a recent equity capital raise of $10 million, have enabled us to accelerate our planned introduction of the NAT3 enterprise solution. Using the intellectual property and code from the bridges, RVA and SPHiNX, we expect to target Tier 3 archive data, which we believe to be the fastest growing segment of the market.

Our target markets for NAT3 initially focus on the Cloud, Network Broadcasting and Healthcare as these verticals are ideally suited for quick adoption of our solution. We are pursuing strategic relationships with potential OEMs and SIs, which will enable us to reach the global market, as well as a branded VAR channel for our US and European operations. We intend to expand into other vertical markets such as finance, government, retail, and logistics as the NAT3 gains industry adoption and the required features and functions for those environments are developed.

Industry Background

Information Technology, or IT, departments continue to experience pressure around cost effectively storing, accessing and protecting rapidly increasing amounts of data. Even in the face of the recent economic downturn, companies still save data of all types, structured and unstructured, for both near and long-term retention. This rapid data growth combined with demands for ready access to data, expanding retention policies and laws regarding compliance and limited IT budget increases represent major challenges for IT managers.

Many companies experience rapid data growth year over year and have legal requirements or data retention policies that require them to save data for lengthy periods, even indefinitely. This is one factor driving the need for long-term data retention solutions and archive technologies. Additionally, many companies face regulatory requirements that mandate both long-term preservation of and secure access to data. Even in industries without strong regulatory requirements, companies are recognizing the value of securing access to their data as good business practice.

This rapid growth is driven by long-term archive storage, or Tier 3 data. Private and governmental parties have growing archives of business and operational data and also generate large amounts of data relating to governance, compliance and e-discovery matters. Historically, tape-based products have been used for data archives due to their low cost, low power and long-term reliability. However, demands on data storage and retrieval systems require archives to be more readily available, on-site at a user’s location or online. Disk or memory-based storage devices have traditionally been the only way to access online data.

There have been significant recent innovations in the operating and storage capabilities of tape-based systems that we believe allow them to compete with disk or memory-based systems. An industry consortium has created Long Tape File System, or LTFS, which enabled tape devices to write and read random files just like disk devices, increasing the flexibility of this proven storage technology. In addition, consortium participants have also announced 35 and 50 terabyte per cartridge capabilities enabled in future offerings. Both of these developments demonstrate significant investment in and marketability of tape-based storage capabilities. We believe that we are a global leader and one of the few software vendors in the tape-based and storage industry, and are strongly positioned to take advantage of recent advancements in tape-based storage with the NAT3 solution.

Business Strategy

Our strategy is to provide solutions for the archive data storage space and provide solutions to change the way businesses approach their long-term data repository requirements. Since 2005, we have evolved from a hardware commodity storage company to a software solutions and services provider. The investment in R&D and the strategy to create tape monitoring and virtualization solutions enabled us to bring new products to market while developing the Crossroads NAT3.

Backup, recovery and archive continues to be a major focus for customers who face a number of challenges in managing and protecting their data which continues to grow significantly year after year. Customers are demanding higher optimization and utilization of their current assets in order to minimize their capital expenditures in this current economy. Additionally, as their Tier 3 storage needs continue to grow, they require solutions that reliably increase capacity and provide their long-term data needs at a lower cost and using significantly lower power.

Our strategy consists of tactical business operation objectives along with the primary focus of being the first to market with the open-standard, low-cost, highly reliable and portable tape based archive. We believe that our current RVA and SPHiNX solutions along with the VAR and other distribution channels can be used for the introduction of the Crossroads NAT3 solution. We have already engaged many of the existing RVA customers as early adopters due to their use of the RVA within their environments. Key elements of our strategy for 2011 include:

•	achieving development milestones for the NAT3 program;
•	building a market and vertical diverse customer advisory board for the NAT3 solution;
•	launching the NAT3 solution early adopter program in the third fiscal quarter of 2011;
•	pursuing relationships with cloud storage providers to implement the NAT3 solution;
•	pursue strategic OEMs and SIs and other distribution relationships to brand, resell or utilize the NAT3 solution for their business objectives;
•	launching the NAT3 for general availability in the fourth fiscal quarter of 2011;
•	pursuing OEM and strategic relationships for our RVA solution;
•	continuing to build our Crossroads branded sales channel in the US and European territories;
•	continuing our IP licensing strategy; and
•	managing our legacy bridging and routing business.

Our Current Products

Based on our patented RMI technology and track record of more than 125,000 successful installations, our products assist companies with information security, data protection, information assurance, business continuity, and disaster recovery. Our products include:

•	Fibre Channel (FC) Storage Bridges and Storage Routers offer connectivity and protocol conversion from the FC Storage Area Network (SAN) to SCSI tape and disk storage device interfaces;
•	ReadVerify® Appliance (RVA®) proactively monitors tape media and the overall health of drives and tape environment services for customer’s storage system analysis; and
•	SPHiNX provides data protection from the desktop to the data center, functioning as a network attached storage device or virtual tape library to ensure holistic data protection.

Fibre Channel (FC) Storage Bridges and Storage Routers

Our Fibre Channel Storage Bridges and Routers provide connectivity and protocol conversion from the Fibre Channel (FC) Storage Area Network (SAN) to tape and disk storage device interfaces. We believe that our proven technology brings the best-of class data accessibility, device management, system performance and security functionality required by today’s enterprise SANs. Our bridges and routers are an integral component of our solutions that protect critical enterprise information by delivering accessible, resilient and secure business information on an anytime, anywhere basis.

Our bridges provide value by extending the useful life of SCSI storage resources, and aggregating device ports to save on switch port expenses. They are simple to deploy (via either rack or desktop), manage (using CLI or Ethernet interface options) and support (with field updateable firmware). Our bridges are designed to add reliability to SANs by detecting and tracking path readiness and network event errors and reporting configuration issues and conflicts.

Our storage routers expand bridge functionality, offering complete network-ready services that enhance security, management and system performance for storage devices. With our patented access controls, storage resources are securely allocated and shared. Users can configure, secure and manage up to eight custom device maps while dynamic mapping allows immediate changes without router reboot. Crossroads Visual Manager, or CVM, provides a powerful web-based tool used to configure, control and manage all elements of the storage routers. An intuitive graphical representation of the router allows point-and-click access for status information and management settings. CVM manages individual storage devices as an integrated system rather than a collection of stand-alone devices while supporting troubleshooting utilities such as traces and event logging.

We believe that our routers include industry-leading functionality to enhance the management, performance and security of enterprise SANs. Our CVM provides “point and click” access to status information and management settings and adds a comprehensive suite of troubleshooting utilities, traces and event logs. SAN performance is enhanced using configurable buffered tape writes and inquiry caching. With our patented RMI technology, storage resources are securely allocated and up to eight custom device maps are supported. Dynamic mapping allows device maps to be updated without rebooting the router.

ReadVerify Appliance (RVA)

Our ReadVerify Appliance, or RVA, proactively validates the integrity of tape backup systems and provides a simple, real-time way to monitor, track and report on the performance, utilization and health of tape devices and tape media. Providing visibility into the causes of incomplete or failed backups, RVA helps customers address media and hardware issues before a catastrophic failure threatens their data and business.

RVA proactively monitors tape backups and reports cartridge and drive statistics collected during backup operations. Automatic alerting and reporting provides critical information on impending media or drive failures, overall utilization and performance of tape media and drives. RVA uses built-in reporting for load balancing and to proactively address media and hardware failure.

ArchiveVerify, or AV, an optional feature for RVA, reduces the risk of losing data stored on tape and lowers backup and archive costs. With AV verification procedures are automatically initiated, and analysis conducted on the entire written length of tape media to ensure that what’s been written to tape can be read back. Reporting capabilities help fulfill requirements for service level agreements and regulatory compliance audits.

Tape is a high-capacity, low-cost solution for securing large amounts of backup and archive data, while providing the lowest cost, most portable and environmentally friendly solution. Use of tape continues to increase sharply as the amount of electronic information grows and enterprises face increasing legal and regulatory pressure to store electronic information. As the number of tape media required to support these processes increases, managing life cycle phases of tape media, from acquisition through useful life and ultimate disposal, has become a significant task and presents a challenge not fully addressed by most IT administrators.

Tape resource management has also recently become a focus of corporate “green” initiatives and an important part of a comprehensive examination of backup operations with the intent to control costs and reduce companies’ carbon footprint. Green initiatives encourage reuse of tape media at end-of-life through reselling or recycling, but used tape often contains sensitive or confidential company information that could potentially fall into the wrong hands. To avoid potential exposure, data eradication is recommended before reusing tape media because simple erasure does not guarantee data has been completely and permanently removed. Eradication involves applying a high-intensity magnetic field using professional-grade degaussing equipment, which is a labor and resource intensive process. A simpler, though less green alternative is to simply destroy tapes by incinerating or cutting and pulverizing them before discarding. Whatever method is chosen, dispensation of tape media in an environmentally-responsible manner is not a trivial task.

Many IT administrators have expanded their approach to backup systems going green beyond managing end-of-life of used tape, to include the concept of “resource stewardship,” a holistic approach to environmental protection. Resource stewardship calls for reducing the environmental impact of all life cycle phases of systems, not just the consumable E-waste at end-of-life. For tape backup systems, an important aspect of resource stewardship is better backup system design that improves operational efficiency and minimizes tapes in use at a given time. Resource stewardship uses hardware resources and consumables efficiently and continues through responsible tape disposal. Reselling or recycling used media plays an important role, but reducing tape requirements up front becomes key to helping proactively reduce tapes being managed and ultimately requiring disposal.

Data compression and de-duplication reduce space requirements for storing backup and archive data, significantly reducing tapes required for data protection operations. However, to comprehensively control and minimize tapes in use at a given time, system reliability issues attributed to failure of tape media, tape drives or interaction of the two must also be addressed. IT administrators commonly mitigate risk of these causes of failed backups by making copies of the same backup, prematurely cycling tape media or destroying potentially good tape media after a failure, all activities that increase the number of tapes managed, creating unnecessary waste. Typical tape management techniques are low-tech approaches that ensure tape vendor’s directions for handling and storage are followed, tapes are replaced tapes regularly and tape drives are cleaned according to manufacturer’s recommended schedules. These practices are prone to arbitrary decision making about tape viability and do not assure successful backups, ability to quickly find and replace failed tape(s) or avoid disposing of tapes prior to true end-of-life. All these circumstances contribute to increased requirements for tape that translate into end-of-life management issues.

To improve reliability of data protection operations and manage tape resources in an environmentally friendly way, a comprehensive tool to statistically measure and analyze backup system and media performance is needed. Our RVA is a tape backup system monitoring appliance that installs and configures easily and immediately begins reporting on the health of the backup infrastructure, including individual tape media. Too often, when a backup application reports media errors, the assumption is the media is bad and the tape is discarded. However, tape drives are often the root cause of errors, and a misdiagnosis can lead to throwing away good media leading to additional costs. RVA provides a method to diagnose a degrading backup environment and correctly identify root cause. Using RVA, tapes will not be disposed of until they truly reach end-of-life.

RVA further contributes to resource stewardship by improving backup system efficiency and reliability. Measuring utilization of each unique drive makes analysis data and reporting available on drives that are over- and under-utilized, providing a method to tune the system. Users are alerted to potential system imbalances, system configuration issues or problems with individual drives or media. Proper configuration of data management applications and system infrastructure improves performance and reliability and optimizes use of storage devices and tape media. Increased system reliability contributes to resource stewardship goals, validates efficient system designs and translates into real savings by eliminating duplicate backups and optimizing use of tape resources. RVA can help defer tape purchases, reduce recycling obligations, control disposal costs and contribute to corporate green initiatives by minimizing tapes required to support data protection operations.

Given the complexity of environmentally-friendly tape disposal, IT administrators should focus on effective resource stewardship in all phases and aspects of their backup systems to help mitigate tape end-of-life issues. Our RVA helps achieve resource stewardship objectives by improving backup and archival systems performance and reliability, contributing to efficient use of backup resources, using tape until true end of-life is reached and reducing the number of tapes required to support operations. We believe these benefits will conserve resources, reduce toxins entering the waste stream and mitigating recycling activities. Results can be significant contributions to efficient resource usage and waste prevention that moves IT processes toward corporate green goals and initiatives.

SPHiNX

SPHiNX provides complete disaster recovery capabilities for mid-range server, open systems and the desktop host environment and is designed to scale easily to grow with a customer’s business. As a primary repository for data center backups, SPHiNX can be used as secondary tiered storage for replicated data to meet disaster recovery requirements. As a disk-based data protection solution, SPHiNX maximizes reliability and improves backup and restore success rates by eliminating associated drive or media errors. SPHiNX offers flexible functionality either as a network attached storage, or NAS, device or virtual tape library, or VTL, for rapid, reliable data recovery with reduced data loss and minimal downtime. SPHiNX is delivered via a dedicated appliance with hot swappable drives and redundant power supplies ensures high system availability.

Backups can be streamlined for improved performance, and restores are exponentially faster than using traditional tape drives. Multiple host systems can be secured and connected to SPHiNX as a shared resource for several systems or partitions with multiple backup streams supported from any single system. With immediate access to stored data, SPHiNX drastically reduces recovery time to meet increasing stringent recovery time objective and recovery point objective requirements. A customer can reduce capital expenditures and operational expenses by consolidating the number of tape devices and media that must be maintained.

We have been successfully integrating with other leading technologies for more than 15 years. For example, SPHiNX can emulate standard tape drive and library formats to ensure compatibility with existing backup applications to leverage the assets a customer may already have. SPHiNX can integrate with most leading backup applications with no disruption to current backup policies and processes.

IP Licensing Campaign

We have focused on developing a strong intellectual property portfolio and licensing campaign. Licensing fees and royalties have been an ongoing component of revenue. We maintain an active licensing program related to the ’972 family, which has been licensed to over 40 of the leading storage industry providers. We pursue licensing fees for past shipments and recurring licensing fees related to ongoing shipments. We believe that we may be able to use the other components of our intellectual property portfolio to generate revenues through multiple avenues as well.

Principal Markets and Distribution Channels and Marketing

We employ a multi-channel distribution strategy, selling products and services to end users through OEM and channel partners along with our direct sales force. Our channel partners include VARs, SIs and distributors. We have over 50 channel partners that help market and sell our appliances, typically with the assistance of our direct sales force. Our direct sales force is responsible for managing and overseeing indirect sales within our geographic territories, including North America, Europe and Asia. This joint sales approach combines the benefit of our having relationships with substantially all of our customer accounts with the reach and relationships of our channel partners, especially internationally. We intend to expand these channel partner relationships in the future to further extend our distribution coverage.

We focus our marketing efforts on communicating product advantages, generating qualified leads for our direct sales force and channel partners and increasing brand awareness. We rely on a variety of marketing efforts, including tradeshows, advertising, public relations, industry research and our website. In addition, we work closely with a number of technology partners, including some of the leading suppliers of storage infrastructure products, on co-marketing and lead-generation activities in an effort to broaden our marketing reach.

Customers

Customers for our products and services include a variety of other distributors, resellers and OEMs to reach end user customers from small businesses to government agencies and large, multinational corporations. Our sales are concentrated with several key customers because under our business model, as is typical for our industry, we sell to OEMs, distributors, SIs and VARs to reach end user customers. Sales to our top three customers represented 75.0% of revenue in fiscal 2010 and 54.2% of revenue in fiscal 2009.

We are party to a software license and distribution agreement with HP whereby we license to HP certain of our software products and intellectual property rights for use in HP’s products. HP pays us royalties and support fees pursuant to contractual formulas in the agreement. Sales to HP comprised 49.1% of revenue in fiscal 2010 compared to 54.2% of revenue in fiscal 2009.

Global Maintenance and Warranty

Our global services strategy is an integral component of our total customer solution. Service is typically a significant purchase factor for customers considering data management and storage solutions, and our ability to provide comprehensive service and support can present us with a noteworthy competitive advantage. In addition, we believe that our ability to retain long-term customer relationships and secure repeat business is frequently tied directly to our service capabilities and performance. Our warranty period is typically one year from the date of shipment to the customer for hardware and 90 days for software.

We offer tiered customer support programs through the sale of support and services contracts. Customers that purchase a support and services contract are granted rights to accelerated shipment of replacement parts or onsite hardware repair and support, and software updates and maintenance releases that become available during the support period. Our support and services contracts are typically offered for periods of one to three years. We offer product support to all of our customers, including those customers who purchase our appliances through our channel partners.

North American customers are supported out of our headquarters in Austin, Texas. European customers are supported by a third-party vendor located in Europe in addition to our headquarters.

Research and Development

Continued investment in research and development is critical to our business. We have assembled a team of skilled engineers with extensive experience in the fields of computing, storage, network system design, internet routing protocols and embedded software. These individuals have extensive prior experience with many leading digital storage and computer data networking companies. We have invested significant time and financial resources in the development of our storage management solutions for enterprise storage and cloud computing data providers. Research and development costs were approximately $9.7 million and $8.9 million for fiscal 2009 and 2010, respectively. Our research and development activities take place at our corporate headquarters in Austin, Texas. We intend to dedicate significant research and development resources to continue to improve the performance and features of our storage and protection solutions and to expand our product offerings to address other segments of the enterprise storage market.

Intellectual Property

Our future success as a company will depend in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections. Our registered trademarks in the United States are “Crossroads,” “Crossroads Systems,” “FMA,” “NearEdge,” “ReadVerify,” “RVA,” “ShareLoader,” “Strongbox,” “TapeSentry,” XpanDisk,” and “XpanTape.”

We develop and protect our technology and know-how, principally in the field of data storage. As of October 31, 2010, we held 76 U.S. patents and have 46 pending U.S. patent applications. We also hold a number of foreign patents and patent applications for certain of our products and technologies.

It is unknown if any of the pending patent applications will issue as patents. The patent applications may be opposed, contested, circumvented, designed around by a third party, or found to be invalid or unenforceable.

Although we believe that our patents and applications have significant value, rapidly changing storage industry technology means that our future success will also depend heavily on the technical competence and creative skills of our employees.

United States patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Our issued United States patents, and any future patents that may be issued, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing these patents

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

Although we rely on patent, copyright, trade secret, trademark and other intellectual property laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product support and services are essential to establishing and maintaining a technology leadership position. We cannot be sure that others will not develop technologies that are similar or superior to our technology.

Protecting against the unauthorized use of our patents, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation has been necessary in the past, and may be necessary in the future, to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could be costly and divert management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Competition

The market for our products is highly competitive and is driven by rapidly changing technology. In addition to competing with traditional providers of tape-based storage systems, such as Oracle, IBM, HP and Quantum Corporation, we compete with other established storage companies such as EMC Corporation, Hitachi Data Systems Corporation, and NetApp, Inc. that offer a variety of different data protection products. Some of our competitors sell, or have announced plans to sell, products and services to connect, protect and secure business-critical data that compete directly with our offerings. We also compete with a number of emerging hardware and software companies such as TSI and Falconstor Software, Inc. that may become more significant competitors in the future.

In general, while these companies have product offerings that have similarities to our solutions, we believe our go-to-market approach either positions us outside of their target markets, such as with the SPHiNX solution, or positions us in a niche market where other players have not chosen to offer competing solutions, such as RVA. We plan to target the highly competitive archive data market with the NAT3 solution, but we believe the NAT3 solution provides superior function and value compared to the solutions offered by potential competitors and addresses key customer issues that other companies’ offerings do not address. We believe the principal factors on which our products compete are as follows:

•	innovative features and functionality;
•	integrated monitoring and virtualization technology;
•	product features and enhancements, including ease of implementation and use, performance, scalability, reliability, replication and multi-protocol support;
•	high performance, low latency storage routing;
•	product pricing and total cost of ownership;

•	product interoperability with customer networks and backup software;
•	industry credibility and emerging market presence; and
•	customer support and services.

We continue to pursue strategic and OEM relationships for our products and services, which, along with our growing branded VAR channel, we expect to expand the breadth and reach of our solutions worldwide. As one of the few storage software companies with our deep tape based knowledge, we offer solutions that can augment the offerings of larger suppliers without competing directly with their products to meet particular customer needs that we believe other companies’ offerings do address. However, many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales and marketing and other resources than we have. Our competitors may offer to sell their products and services at more attractive prices than we offer, and potential customers may prefer to purchase from their existing vendors rather than a new vendor regardless of product performance or features. Some of our competitors have also entered into relationships with original equipment manufacturers, or OEMs, that could provide those competitors with sales, marketing, distribution and other advantages.

Employees

As of July 31, 2011, we had 101 employees in offices around the world. Of the total employees, 29 were engaged in sales and marketing, 62 in research and development and 10 in general and administration, support and services and operations. None of our employees are represented by a labor union, and we consider current employee relations to be good.

Legal Proceedings

On September 1, 2010, we filed a lawsuit against 3Par, Inc., American Megatrends, Inc., Rorke Data, Inc., D-Link Systems, Inc., Chelsio Communications, Inc., DataCore Software Corporation, and IStor Networks, Inc. in a lawsuit styled Crossroads Systems, Inc. v. 3Par, Inc. et al., Civil Action No. 1:10-CV-652-SS (W.D. Tex — Austin Division) alleging infringement by each of the defendants of one or both of U.S. Patent Nos. 6,425,035 and 7,051,147. The defendants have been granted extensions of time to answer the complaint. The case is ongoing. The court has conducted a hearing in order to construe the claims of the patents and the parties are currently filing post-hearing briefings.

In addition to the 3 Par, Inc. lawsuit, from time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently involved in any legal proceeding in which the outcome, if determined adversely to us, would be expected to have a material adverse effect on our business, operating results or financial condition.

Environmental Compliance

Our business involves purchasing finished goods as components from different vendors and then assembling and configuring of these components into finished products at our facilities. Accordingly, we are not involved in the actual manufacturing of components, which can often involve significant environmental regulations with respect to the materials used, as well as work place safety requirements. Our operations and properties, however, do remain subject in particular to domestic and foreign laws and regulations governing the storage, disposal and recycling of computer products. For example, our products are subject to the European Union’s Directive 2002/96/EC Waste Electrical and Electronic Equipment and Directive 2002/95/EC on Restriction on the Certain Hazardous Substances in Electrical and Electronic Equipment. To date, we have not been the subject of any material investigation or enforcement action by either U.S. or foreign environmental regulatory authorities. Further, because we do not engage in primary manufacturing processes like those performed by our suppliers who are industrial manufacturers, we believe that costs related to our compliance with environmental laws should not materially adversely affect us.

Properties

We lease approximately 37,800 square feet of office space in Austin, Texas, which serves as our principal executive offices, laboratory, data center and administrative space. The original lease was effective October 31, 2005, and the term of the lease expires in February 2015. Under the term of the lease, we pay rent of approximately $364,000 per year.

We also lease a 3,415 square foot sales office in Schwabisch Gmund, Germany. The lease is a month-to-month term, and we pay rent of approximately $53,000 per year.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Robert C. Sims	43	President, Chief Executive Officer and Member of the Board of Directors
Brian Bianchi	44	Chief Operating Officer
David Cerf	45	Executive Vice President of Business and Corporate Development
Jennifer Ray Crane	39	Chief Financial Officer
Bernd R. Krieger	57	General Manager, Europe
Don Pearce	67	Director, Chairman of the Board of Directors
Elliott Brackett	46	Director
Joseph J. Hartnett	55	Director
Steven Ledger	51	Director

Robert C. Sims has served as our President and Chief Executive Officer since October 2003 and as a member of our board of directors since November 2003. From May 2002 to September 2003, Mr. Sims served as our Chief Operating Officer. From April 2001 to May 2002, Mr. Sims served as our Vice President of Engineering and Operations. From July 2000 to April 2001, Mr. Sims served as our Vice President of Operations and Corporate Quality. From March 1999 to July 2000, Mr. Sims served as our Director of Operations. Prior to joining us, from January 1998 to March 1999, Mr. Sims managed the advanced manufacturing and product test organizations at Kentek Corp. From 1990 to 1998, Mr. Sims served in various capacities at Exabyte, including manager of the manufacturing engineering and quality organizations for the high-end tape drive division. Mr. Sims received a B.S.E.E. from Colorado State University. We believe Mr. Sims’ qualifications to serve on our board of directors includes prior service to Crossroads as its President, Chief Executive Officer and Director, his more than twenty years of experience in the international data storage, management and protection industry with in-depth engineering expertise and his intimate knowledge of Crossroads are critical to the oversight of our strategic initiatives and the evaluation of our operational performance.

Brian Bianchi has served as our Chief Operating Officer since January 2008. Mr. Bianchi served as our Vice President, Engineering Development from November 2004 to January 2008. From May 2002 to October 2004, Mr. Bianchi served as our Director of Development and Product Test. From April 1998 until April 2002, Mr. Bianchi served in various engineering capacities at Crossroads. Prior to joining us, from May 1996 to March 1998, Mr. Bianchi served as Technical Program Manager for Hewlett Packard. From June 1988 to April 1996, Mr. Bianchi served in various capacities at Convex Computer Corporation, including Networking & I/O Software Manager. Mr. Bianchi received a Bachelor of Arts in Computer Science from the University of Texas, Austin.

David Cerf has served as our Executive Vice President of Business and Corporate Development since April 2005. Prior to joining us in 2005, Mr. Cerf served as Vice President of Sales and Business Development at NexQL, a provider of advanced database acceleration technologies since 2002. Prior to NexQL, Mr. Cerf co-founded 360World, a national provider of video/imaging solutions. In 1988, as the Founder and Managing Director of the Dallas Business Incubator, Mr. Cerf was responsible for the development and funding of more than 50 new high-growth startup companies.

Jennifer Ray Crane has served as our Chief Financial Officer since November 2008. Ms. Crane joined Crossroads in 2003 as Financial Controller and currently leads the company’s financial and legal teams. Prior to joining us, Ms. Crane held senior positions at Deloitte & Touche LLP and PriceWaterhouse Coopers LLP. Jennifer is an active member of the Financial Executive Institute (FEI) association as well as the American Institute of Certified Public Accountants (AICPA) and holds a Bachelor of Business Administration from the University of Texas at Austin.

Bernd R. Krieger has served as our General Manager, Europe since November 2008. With more than 30 years of experience in the data storage and backup industry, Mr. Krieger joined Crossroads in 2007 as the Head of European Sales. Previously, Bernd held general manager and CEO positions at several IT companies, with experience in sales and multi-country operations. Prior to joining Crossroads and after 2005, Mr. Krieger served as General Manager, Sales and Marketing at Data Global GmbH. Mr. Krieger also previously served as CEO of Entire Software AG, and Director of International Sales at Grau (ADIC). Mr. Krieger brings strong relationships with established partners and resellers throughout the IT industry, as well as Global 1000 companies.

Don Pearce joined our board of directors in May 2009 and has served as Chairman of the Board since May 2010. Mr. Pearce served as Vice President for the Texas division of Alliance Technology Group from April 2009 to January 2011. Mr. Pearce served as a Regional Sales Manager for Sun Microsystems from October 2005 until June 2008. Mr. Pearce founded and has been the owner of Pearce Advisory Services since June 2008. Beginning his career in systems and sales at IBM, Mr. Pearce was employed for more than 20 years at Amdahl Corp until January 2001. Mr. Pearce then held sales executive positions at Tarantella, StorageTek and Sun Microsystems. Mr. Pearce has served as a member of the Advisory Board for the Computer Science Engineering Department at Southern Methodist University since April 2002. Mr. Pearce holds a B.S. in mathematics from Southern Methodist University and an M.S. in mathematics from Louisiana State University, where he also taught Mathematics for two years. We believe Mr. Pearce’s qualifications to serve on our board of directors include his extensive experience and a global network of industry contacts from his career focused on sales. We believe that Mr. Pearce is a recognized leader in business management with a significant track record of delivering revenue generating strategies within the high-tech sector.

Elliott Brackett has served as a director since September 2008. In 1988, Mr. Brackett purchased Lifetime Automotive Products from bankruptcy. Mr. Brackett has been Vice President of Exceptional Products, Inc., a direct response television marketing company, for over five years. Mr. Brackett is a co-founder of Encrypto Inc., is a key founder of NexQL, and currently serves as a consultant for SCA Promotions and Davis Technologies International. Mr. Brackett holds a BBA from Southern Methodist University. We believe Mr. Brackett’s qualifications to serve on our board of directors include more than 20 years of experience in new product funding, marketing, acquisitions and turnarounds.

Joseph J. Hartnett was appointed to our board of directors on March 1, 2011. Mr. Hartnett served as President and Chief Executive Officer of Ingenient Technologies, Inc., an embedded multimedia IP licensing and software services company with world headquarters in Rolling Meadows, Illinois, from April 2008 through November 2010. He joined Ingenient as Chief Operating Officer in September 2007. Mr. Hartnett left Ingenient following the sale of the company and completion of post-sale activities. From May 2001 through October 2006, Mr. Hartnett served as President and Chief Executive Officer of U.S. Robotics Corporation, a global Internet communications product company headquartered in Schaumburg, Illinois. He joined U.S. Robotics as its Chief Financial Officer in June 2000. Prior to that, Mr. Hartnett was a partner with Grant Thornton LLP where he served for over 20 years in various leadership positions at the regional, national and international level. Mr. Hartnett is a CPA and holds a bachelor’s degree in Accounting from the University of Illinois at Chicago. Mr. Hartnett currently serves as a director of Sparton Corporation, a NYSE-listed company, Chairman of the Audit Committee, member of the Compensation Committee and past member of the Nominating and Corporate Governance Committee. He is a former director of both U.S. Robotics Corporation and Ingenient Technologies, Inc. Mr. Hartnett brings significant industry experience in the areas of international business, operations management, executive leadership, strategic planning and finance as well as extensive corporate governance, executive compensation and financial experience from his work on current and past boards of directors.

Steven Ledger has served as a director since February 2010. Mr. Ledger founded and has been Managing Partner of Tamalpais Partners since 2002, and previously founded, and served as Managing Partner of eCompanies Venture Group from 1999 to 2002, where he managed an Internet focused, strategic venture capital fund with investors that included Sprint, Disney, EarthLink and Sun America. Prior to founding eCompanies Venture Group, Mr. Ledger served as Managing Partner and Portfolio Manager at San Francisco Investment Group and Kayne Anderson Investment Management. He began his career at Fidelity Management and Research as an Equity Research Analyst and Portfolio Manager. Mr. Ledger also serves on the board of directors of Acorn Energy, Inc., a NASDAQ Global Market-listed company. Mr. Ledger is a graduate of the University of Connecticut. We believe Mr. Ledger’s qualifications to serve on our board of directors include his extensive operational expertise combined with corporate finance and business development experience developed from 26 years of experience in the financial services industry.

Board of Directors

Board Composition and Election of Directors

We operate under the direction of our board of directors. Our board of directors is responsible for the management of our business and affairs. Our certificate of incorporation provides that the number of directors may be determined pursuant to our bylaws, which provide that such number may be determined from time to time by our board of directors. However, under our bylaws, the number of directors shall not be less than one. Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Independent Directors

Our board of directors is currently composed of five members. Messrs. Brackett, Ledger, Pearce and Hartnett qualify as independent directors in accordance with the listing requirements of The NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, as further required by the NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter approved by our board of directors. Copies of each committee’s charter are posted on the Corporate Governance section of our website, www.crossroads.com.

Audit Committee

The members of our audit committee are Mssrs. Brackett, Hartnett and Pearce. Mr. Hartnett chairs the audit committee. Our board of directors has determined that Mr. Hartnett is an “audit committee financial expert” as defined in applicable SEC rules. Our audit committee’s responsibilities include:

•	appointing, compensating, retaining and overseeing the work of any public accounting firm engaged by us for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
•	reviewing and discussing with management and the external auditors our audited financial statements;
•	considering the effectiveness of our internal control system;
•	reviewing management’s compliance with our code of business conduct;
•	reviewing the effectiveness of our internal audit function;
•	discussing with management our risk management policies;
•	establishing our policy regarding our hiring of employees or former employees of the external auditors and procedures for the receipt, retention and treatment of accounting related complaints and concerns;
•	meeting independently with our internal auditors, external auditors and management;

•	reviewing and approving related person transactions; and
•	preparing the audit committee report required by the proxy rules of the SEC.

All audit and non-audit services, other than de minimus non-audit services, to be provided to us by our external advisors must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Mssrs. Brackett, Hartnett and Pearce. Mr. Brackett chairs the compensation committee. Our compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation;
•	determining our Chief Executive Officer’s compensation;
•	reviewing and approving, or making recommendations to our board with respect to, the compensation of our other executive officers;
•	overseeing an evaluation of our senior executives;
•	overseeing and administering our cash and equity incentive plans;
•	reviewing and making recommendations to our board with respect to director compensation;
•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and
•	preparing the annual compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Mssrs. Brackett, Hartnett and Ledger. Mr. Ledger chairs the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

•	reviewing, developing and making recommendations to our board related to corporate governance guidelines and policies;
•	reviewing and making recommendations to our board regarding proposed changes to our certificate of incorporation and bylaws;
•	formulating and overseeing procedures to facilitate stockholder communications with our board;
•	reviewing governance related stockholder proposals and recommending board responses;
•	overseeing compliance by our board and its committees with applicable laws and regulations;
•	evaluating the effectiveness of the committee and reporting the results of this evaluation to our board;
•	overseeing risks relating to management and board succession planning, the independence of our board and potential conflicts of interest, and stockholder responses to our business practices;
•	overseeing our board evaluation process including conducting periodic evaluations of the performance of our board as a whole and each board committee and evaluating the performance of board members eligible for re election;
•	establishing criteria for the selection of new members to our board;
•	reviewing any stockholder nominations for directors and presenting to our board a list of individuals recommended for nomination for election to our board at the annual meeting of stockholders;
•	assisting our board in making a determination of each outside director’s “independence” in accordance with NASDAQ Rules;
•	formulating and recommending to our board for adoption a policy regarding the consideration of nominees proposed by stockholders for election to our board, and adopting procedures regarding the submission of stockholder nomination requests;

•	reviewing the disclosure included in our proxy statement regarding our director nomination process;
•	monitoring the orientation and any continuing education programs for directors;
•	reviewing the composition of each board committee and presenting recommendations for committee memberships to our board as needed; and
•	reviewing the charter and composition of each board committee and making recommendations to our board for the creation of additional board committees or the change in mandate or dissolution of Board committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our senior management and financial employees. A current copy of the code is posted on the Corporate Governance section of our website, www.crossroads.com.

Executive Compensation

Summary Compensation Table for Fiscal Year 2010

The following table sets forth the total compensation awarded to, earned by, or paid to Mr. Sims, Mr. Cerf and Mr. Bianchi, who are referred to as our “named executive officers,” during the year ended October 31, 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Robert C. Sims President and Chief Executive Officer	2010	275,000	105,407	57,670	134,297	572,374
David Cerf Executive Vice President of Business and Corporate Development	2010	225,000	16,373	33,229	107,438	382,040
Brian Bianchi Chief Operating Officer	2010	200,000	18,333	33,553	26,859	278,745

(1)	On January 7, 2010, we awarded cash bonuses of $28,417, $16,373, and $16,533 to Messrs. Sims, Cerf, and Bianchi, respectively. Mr. Sims also receives a bonus of 1% of certain IP revenue, receiving an additional $76,990 categorized as bonus, during fiscal year 2010.
(2)	On January 7, 2010, we awarded 45,834, 26,409, and 26,667 shares of common stock to Messrs. Sims, Cerf, and Bianchi, respectively. The dollar amounts in the table represent the total grant date fair value of the award in accordance with the authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on stock compensation based on the closing price of our common stock on the Pink Sheets or the date of grant.
(3)	We granted options to purchase 62,500, 50,000, and 12,500 shares of common stock on August 25, 2010 to Messrs. Sims, Cerf, and Bianchi, respectively, at a grant date fair value of $1.08 per share. These awards vest 25% on the one-year anniversary of the award, and 6.25% quarterly for the following three years. We also granted options to purchase 62,500, 50,000, and 12,500 shares of common stock on August 25, 2010 to Messrs. Sims, Cerf, and Bianchi, respectively, at a grant date fair value of $1.08 per share. These awards vest 50% on the first anniversary of the award, and 50% on the second anniversary of the awards.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table sets forth information regarding unexercised options held by each of our named executive officers as of October 31, 2010.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price ($)	Options Expiration Date
Robert C. Sims	8,125	(1)	—	$10.60	7/31/2011
	1,875	(2)	—	$10.60	7/31/2011
	25,000	(3)	—	6.20	5/31/2012
	5,469	(4)	—	4.56	2/12/2013
	7,032	(4)	—	4.56	2/12/2013
	3,907	(5)	—	7.48	8/21/2013
	8,594	(5)	—	7.48	8/21/2013
	14,602	(6)	—	9.72	9/30/2013
	16,649	(6)	—	9.72	9/30/2013
	42,749	(7)	—	5.32	10/19/2014
	19,752	(7)	—	5.32	10/19/2014
	36,000	(8)	—	3.52	3/31/2016
	62,687	(9)	4,180	4.48	1/31/2017
	—	(10)	62,500	1.56	8/25/2020
	—	(11)	62,500	1.56	8/25/2020
David Cerf	57,500	(12)	—	3.40	4/20/2015
	3,750	(8)	—	3.52	3/31/2016
	14,847	(9)	990	4.48	1/31/2017
	—	(10)	50,000	1.56	8/25/2020
	—	(11)	50,000	1.56	8/25/2020
Brian Bianchi	1,875	(13)	—	10.60	7/31/2011
	5,626	(2)	—	10.60	7/31/2011
	6,981	(3)	—	6.20	5/31/2012
	6,770	(3)	—	6.20	5/31/2012
	5,175	(5)	—	7.48	8/21/2013
	12,500	(14)	—	10.64	2/04/2014
	464	(15)	—	5.56	9/29/2014
	10,537	(15)	—	5.56	9/29/2014
	12,250	(16)	—	4.56	8/31/2015
	12,044	(8)	—	3.52	3/31/2016
	41,241	(9)	2,750	4.48	1/31/2017
	—	(10)	12,500	1.56	8/25/2020
	—	(11)	12,500	1.56	8/25/2020

(1)	This award was fully vested on October 31, 2004.
(2)	This award was fully vested on July 31, 2005.
(3)	This award was fully vested on May 31, 2004.
(4)	This award was fully vested on February 12, 2007.
(5)	This award was fully vested on August 21, 2007.
(6)	This award was fully vested on September 30, 2007.
(7)	This award was fully vested on October 19, 2008.

(8)	This award was fully vested on March 31, 2010.
(9)	Messrs. Sims, Cerf and Bianchi were awarded options to purchase 66,867, 15,837, and 43,991 shares of common stock, respectively, on January 31, 2007. These awards vest 25% on the one-year anniversary of the award, and 6.25% quarterly for the following three years. These awards are fully vested as of January 31, 2011.
(10)	Messrs. Sims, Cerf and Bianchi were awarded options to purchase 62,500, 50,000, and 12,500 shares of common stock, respectively, on August 25, 2010. These awards vest 25% on the one-year anniversary of the award, and 6.25% quarterly for the following three years. These awards are fully vested as of August 25, 2014.
(11)	Messrs. Sims, Cerf and Bianchi were awarded options to purchase 62,500, 50,000, and 12,500 shares of common stock, respectively, on August 25, 2010. These awards vest 100% on the two-year anniversary of the award. These awards are fully vested as of August 25, 2012.
(12)	This award was fully vested on April 15, 2009.
(13)	This award was fully vested on October 31, 2003.
(14)	This award was fully vested on February 4, 2008.
(15)	This award was fully vested on September 29, 2008.
(16)	This award was fully vested on August 31, 2009.

Employment Agreements and Severance Arrangements

Robert C. Sims Employment Agreement.  We entered into an employment agreement with Robert C. Sims, our President and Chief Executive Officer, in October 2003. Mr. Sims’ employment is on an “at-will” basis and may be terminated at any time, upon written notice, with or without cause, at our option or Mr. Sims’ option, subject to the severance benefit program described below. Mr. Sims’ annual base salary is currently $275,000. Pursuant to the agreement, Mr. Sims is eligible to participate in our bonus plans and to receive such benefits as may be in effect from time to time and as afforded to other of our executives.

Severance Benefit Program.  We have a severance benefit program for certain members of management, including Mr. Sims, Mr. Bianchi, and Mr. Cerf. Under the program, should the executive’s employment with us terminate by reason of an involuntary termination at any time, the executive will become entitled to receive the following severance benefits:

•	each outstanding option the executive holds at the time of the involuntary termination will immediately vest in full and become exercisable until the earlier of the expiration of the option term or the end of the twelve month period following the date of the involuntary termination. Any options not exercised prior to the expiration of the applicable post-service exercise period will lapse and cease to remain exercisable, which we refer to as the “severance period;”
•	the executive will be entitled to receive severance payments equal to his or her monthly rate of base salary for a period of twelve months, subject to his or her agreement not to provide any services, advice or assistance to any entity that provides products or services which are or may be competitive with those offered or proposed to be offered by us, solicit any of our customers, clients, suppliers, agents or other of our associated parties or solicit any of our employees or contractors to alter their relationship with us or accept employment or a consulting arrangement with any person other than us; and
•	we will, at our expense, continue to provide the executive and his or her eligible dependents with our paid portion of health care coverage under our medical/dental plan until the earlier of the expiration of that number of months equal to one-half of the severance period measured from the first day of the first month following the effective date of the involuntary termination or the first date that he or she is covered under another employer’s health benefit program which provides substantially the same level of benefits without exclusion for pre-existing medical conditions.

The aggregate present value of the benefits to which the executive may become entitled at the time of the involuntary termination will in no event exceed in amount the dollar amount which yields the greatest after-tax amount of benefits after taking into account any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, referred to as the Code, on the payments and benefits which are provided under the severance benefit program or any other compensation made to the executive in connection with a change in control and which qualifies as parachute payments within the meaning of Section 280G(b)(2) of the Code and the regulations issued thereunder.

2010 Stock Incentive Plan

General

The purpose of the plan is to provide a means through which we may attract able persons to serve as our employees, directors, or consultants and to provide a means whereby those individuals upon whom the responsibilities of our successful administration and management rest, and whose present and potential contributions to our welfare are of importance, may acquire and maintain stock ownership, thereby strengthening their concern for our welfare. A further purpose of the plan is to provide such individuals with additional incentive and reward opportunities designed to enhance our profitable growth. Accordingly, the plan provides for granting incentive stock options, options that do not constitute incentive stock options, restricted stock awards, or any combination of the foregoing, as is best suited to the circumstances of the particular employee, consultant, or director as provided in the plan.

Administration

The plan is administered by a committee of, and appointed by, our board of directors. In the absence of such a committee to administer the plan, the board of directors will serve as the committee. From and after the date upon which we become a “publicly held corporation” (as defined in section 162(m) of the Code and applicable interpretive authority under the Code), the plan will be administered by a committee of, and appointed by, our board of directors that will be comprised solely of two or more “outside directors” within the meaning of used in section 162(m) of the Code and applicable interpretive authority under the Code and within the meaning of “Non-employee Director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act.

The committee has the authority, in its discretion, to determine which employees, consultants, or directors will receive an award, the time or times when an award will be made, whether an incentive stock option or nonstatutory stock option will be granted, and the number of shares to be subject to each option or restricted stock award. In making such determinations, the committee will take into account the nature of the services rendered by the respective employees, consultants, or directors, their present and potential contribution to our success, and such other factors as it in its discretion will deem relevant.

Duration of the Plan

No further awards may be granted under the plan after ten years from the date of adoption of the plan. The plan will remain in effect until all options granted under the plan have been exercised, forfeited, assumed, substituted, satisfied or expired and all restricted stock awards granted under the plan have vested or been forfeited.

Shares Subject to the Plan

The aggregate number of shares of our common stock that may be issued under the plan will not exceed 2,500,000 shares. Shares will be deemed to have been issued under the plan only to the extent actually issued and delivered pursuant to an award or to the extent an award is settled in cash. To the extent that an award lapses or the rights of its holder terminate, any shares of common stock subject to such award will again be available for the grant of an award. From and after the date upon which we become a publicly held corporation, the limitation set forth in the preceding sentences will be applied in a manner that will permit compensation generated under the plan to constitute “performance-based” compensation for purposes of section 162(m) of the Code, including, without limitation, counting against such maximum number of shares, to the extent required under section 162(m) of the Code and applicable interpretative authority under the Code, any shares subject to options that are canceled or repriced.

The total number of shares that will be reserved, and that may be issued, under the plan shall automatically increase on the first trading day of each calendar year, beginning with calendar year 2011, by a number of shares equal to four percent (4%) of the total outstanding shares on the last day of the prior calendar year, subject to a maximum annual increase of 250,000.

Eligibility

Awards may be granted only to persons who, at the time of grant, are employees, consultants, or directors.

Stock Options

The term of each option will be as specified by the committee at the date of grant.

An option will be vested or exercisable in whole or in part and at such times as determined by the committee and set forth in the notice of grant and option agreement. The holder will be entitled to all the privileges and rights of a stockholder only with respect to such shares of common stock as have been purchased under the option and for which certificates of stock have been registered in the holder’s name. The committee in its discretion may provide that an option will be vested or exercisable upon:

•	the attainment of one or more performance goals or targets established by the committee, which are based on:
•	the price of a share of common stock,
•	our earnings per share,
•	our market share,
•	the market share of a business unit designated by the committee,
•	our sales,
•	the sales of a business unit designated by the committee,
•	our net income or the net income of a business unit designated by the committee,
•	our cash flow return on investment or of any business unit designated by the committee,
•	our earnings before or after interest, taxes, depreciation, or amortization or of any business unit designated by the committee,
•	the economic value added, or
•	the return on stockholders’ equity;
•	the holder’s continued employment as an employee with us or continued service as a consultant or director for a specified period of time;
•	the occurrence of any event or the satisfaction of any other condition specified by the committee in its sole discretion; or
•	a combination of any of the foregoing.

Each option may, in the discretion of the committee, have different provisions with respect to vesting or exercise of the option. An incentive stock option may be granted only to an individual who is an employee at the time the option is granted. No incentive stock option will be granted to an individual if, at the time the option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of our parent or subsidiary corporation, within the meaning of section 422(b)(6) of the Code, unless (1) at the time such option is granted the option price is at least 110% of the fair market value of the common stock subject to the option and (2) such option by its terms is not exercisable after the expiration of five years from the date of grant.

If an option is designated as an incentive stock option in the notice of grant, to the extent that such option (together with all incentive stock options granted to the optionee under the plan and all other of our stock option plans and our parent and subsidiaries) becomes exercisable for the first time during any calendar year for shares having a fair market value greater than $100,000, the portion of each such incentive stock option that exceeds such amount will be treated as a nonstatutory stock option. If the Code is amended to provide for a different limitation from that described in this paragraph, the different limitation will be deemed incorporated in the plan effective as of the date required or permitted by such amendment to the Code. If the option is treated as an incentive stock option in part and as a nonstatutory stock option in part by reason of the limitation described in this paragraph, the optionee may designate which portion of such option the optionee is exercising. In the absence of such designation, the optionee will be deemed to have exercised the incentive stock option portion of the option first. An incentive stock option will not be transferable otherwise than by will or the laws of descent and distribution and will be exercisable during the holder’s lifetime only by such holder or his guardian or legal representative. The price at which a share of common stock may be purchased upon exercise of an incentive stock option will not be less than 100% of the fair market value of a share of common stock on the date such option is granted.

Except with respect to limitations on incentive stock options described above, the price at which a share of common stock may be purchased upon exercise of an option will be determined by the committee, but in no event will the price be less than 100% of the fair market value of a share of common stock on the date such option is granted.

Restricted Stock Awards

Shares of common stock that are the subject of a restricted stock award will be subject to restrictions on disposition by the holder and an obligation of the holder to forfeit and surrender the shares to us under certain circumstances. The forfeiture restrictions will be determined by the committee in its sole discretion, and the committee may provide that the forfeiture restrictions will lapse upon:

•	the attainment of one or more performance goals or targets established by the committee, which are based on:
•	the price of a share of common stock,
•	our earnings per share,
•	our market share,
•	the market share of a business unit designated by the committee,
•	our sales,
•	the sales of a business unit designated by the committee,
•	our net income or the net income of a business unit designated by the committee,
•	our cash flow return on investment or of any business unit designated by the committee,
•	our earnings before or after interest, taxes, depreciation, or amortization or of any business unit designated by the committee,
•	the economic value added, or
•	the return on stockholders’ equity;
•	the holder’s continued employment as an employee with us or continued service as a consultant or director for a specified period of time;
•	the occurrence of any event or the satisfaction of any other condition specified by the committee in its sole discretion; or
•	a combination of any of the foregoing.

Each restricted stock award may, in the discretion of the committee, have different forfeiture restrictions.

The committee may, in its discretion and as of a date determined by the committee, fully vest any or all common stock awarded to a holder pursuant to a restricted stock award, and, upon such vesting, all restrictions applicable to such restricted stock award will lapse as of such date. Any action by the committee pursuant to this Section may vary among individual holders and may vary among the restricted stock awards held by any individual holder. However, from and after the date upon which we become a “publicly held corporation,” the committee may not take any such action with respect to a restricted stock award that has been granted after such date to a “covered employee” (within the meaning of Treasury Regulation section 1.162-27(c)(2)) if such award has been designed to meet the exception for performance-based compensation under section 162(m) of the Code.

The committee will determine the amount and form of any payment for common stock received pursuant to a restricted stock award, provided that, in the absence of such a determination, a holder will not be required to make any payment for common stock received pursuant to a restricted stock award, except to the extent otherwise required by law.

Recapitalization or Reorganization

The existence of the plan and the awards granted under the plan will not affect in any way the right or power of our board of directors or stockholders to make or authorize:

•	any adjustment, recapitalization, reorganization, or other change in our capital structure or business,
•	any merger, share exchange, or consolidation of us or any subsidiary,
•	any issue of debt or equity securities ranking senior to or affecting common stock or the rights of common stock,
•	the dissolution or liquidation of us or of any subsidiary,
•	any sale, lease, exchange, or other disposition of all or any part of our assets or business, or
•	any other corporate act or proceeding.

If we recapitalize, reclassify our capital stock, or otherwise change our capital structure, the number and class of shares of common stock covered by an outstanding option will be adjusted so that the option will thereafter cover the number and class of shares of stock and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the holder had been the holder of record of the number of shares of common stock then covered by such option.

The shares with respect to which options may be granted are shares of common stock as presently constituted, but if, and whenever, prior to the expiration of an option theretofore granted, we effect a subdivision or consolidation of shares of common stock or the payment of a stock dividend on common stock without receipt of consideration by us, the number of shares of common stock with respect to which such option may thereafter be exercised:

•	in the event of an increase in the number of outstanding shares, will be proportionately increased, and the purchase price per share will be proportionately reduced, and
•	in the event of a reduction in the number of outstanding shares, will be proportionately reduced, and the purchase price per share will be proportionately increased, without changing the aggregate purchase price or value as to which outstanding awards remain exercisable or subject to restrictions.

If a “corporate change” occurs, then no later than:

•	10 days after the approval by our stockholders of the corporate change, other than a corporate change resulting from a person or entity acquiring or gaining ownership or control of more than 50% of the outstanding shares of our voting stock, or
•	30 days after a corporate change resulting from a person or entity acquiring or gaining ownership or control of more than 50% of the outstanding shares of our voting stock,

the committee, acting in its sole discretion and without the consent or approval of any holder, will effect one or more of the following alternatives, which may vary among individual holders and which may vary among options held by any individual holder:

•	accelerate the vesting of any options then outstanding;
•	accelerate the time at which some or all of the options then outstanding may be exercised so that such options, or any portion of such options, may be exercised for a limited period of time on or before a specified date, after which specified date all unexercised options and all rights of holders under such options will terminate;

•	require the mandatory surrender to us by selected holders of some or all of the outstanding options held by such holders;
•	make such adjustments to options then outstanding as the committee deems appropriate to reflect such corporate change; or
•	provide that the number and class of shares of common stock covered by an outstanding option will be adjusted so that such option will thereafter cover the number and class of shares of stock or other securities or property to which the holder would have been entitled pursuant to the terms of the agreement of merger, consolidation, or sale of assets or dissolution if, immediately prior to such merger, consolidation, or sale of assets or dissolution, the holder had been the holder of record of the number of shares of common stock then covered by such option.

A “corporate change” means either:

•	we will not be the surviving entity in any merger, share exchange, or consolidation or survive only as a subsidiary of an entity;
•	we sell, lease, or exchange, or agree to sell, lease, or exchange, all or substantially all of our assets to any other person or entity;
•	we are to be dissolved and liquidated;
•	any person or entity, including a “group” as contemplated by Section 13(d)(3) of the Exchange Act, acquires or gains ownership or control of more than 50% of the outstanding shares of our voting stock; or
•	at such time as we become a reporting company under the Exchange Act as a result of or in connection with a contested election of directors, the persons who were directors before such election will cease to constitute a majority of our board of directors.

Amendment and Termination

Our board of directors in its discretion may terminate the plan at any time with respect to any shares of common stock for which awards have not theretofore been granted.

Our board of directors has the right to alter or amend the plan or any part of the plan from time to time; provided that no change in any award theretofore granted may be made that would impair the rights of the holder without the consent of the holder. However, our board of directors may not, without approval of the stockholders, amend the plan to increase the maximum aggregate number of shares that may be issued under the plan, change the class of individuals eligible to receive awards under the plan, or otherwise modify the plan in a manner that would require shareholder approval under applicable exchange rules.

2010 Director Compensation

The following table sets forth the compensation awarded to, earned by, or paid to each person who served as a director during the year ended October 31, 2010, other than a director who also served as an executive officer.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(1)(2)	Total ($)
Don Pearce	18,750	22,659	41,409
Elliott Brackett	18,750	22,659	41,409
Alan B. Howe(3)	18,750	22,659	41,409
Steven Ledger	55,000	—	55,000

(1)	Beginning in the second quarter of fiscal 2010, Mssrs. Pearce, Brackett and Howe received quarterly payments of $6,250 in cash and $6,250 worth of options, based on the intrinsic value of our common stock on the last day of the quarter. As of December 1, 2009, Mr. Ledger receives $5,000 per month pursuant to his consulting agreement with us.
(2)	We granted options to purchase 19,552 shares of common stock on August 25, 2010 to each of Messrs. Pearce, Brackett, and Howe at a grant date fair value of $0.96 per share. The options have an exercise price of $1.56 per share and a term of 10 years. These awards vest immediately upon grant. We also granted options to purchase 1,302 shares of common stock on October 31, 2010 to each of Messrs. Pearce, Brackett, and Howe at a grant date fair value of $2.96 per share. The options have an exercise price of $4.80 per share and a term of 10 years. These awards vest immediately upon grant.
(3)	Mr. Howe’s term as a director ended on April 20, 2011.

We are party to a consulting agreement with Mr. Ledger pursuant to which he provides consulting services with respect to certain of our products. Under the terms of the agreement, Mr. Ledger receives $5,000 per month and reimbursement of expenses.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since November 1, 2009, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described in “Compensation of Named Executive Officers,” and the transactions described or referred to below. The audit committee of our board of directors is responsible for reviewing and approving any related person transactions.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of August 15, 2011 by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;
•	each of our executive officers;
•	each of our directors; and
•	all of our directors and executive officers as a group.

The following table lists the applicable percentage beneficial ownership based on 10,900,926 shares of common stock outstanding as of August 15, 2011. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of August 15, 2011 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Crossroads Systems, Inc., 11000 North Mo-Pac Expressway, Austin, Texas 78759.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent
5% Stockholders
Compass Global Fund, LTD	1,171,875	(1)	10.5%
Revelation Capital Management Ltd.	820,312	(2)	7.4%
Strome Alpha Fund, LP	781,250	(3)	7.1%
Diker Management, LLC	565,271	(4)	5.2%
Executive Officers and Directors
Robert C. Sims	410,700	(5)	3.7%
Brian Bianchi	215,788	(6)	2.0%
David Cerf	175,442	(7)	1.6%
Jennifer Ray Crane	130,122	(8)	1.2%
Bernd R. Krieger	8,750	(9)	*
Don Pearce	80,670	(10)	*
Elliott Brackett	59,875	(11)	*
Joseph J. Hartnett	1,712	(12)	*
Steven Ledger	451,201	(13)	4.2%
All current directors and executive officers as a group (9 persons)	1,534,260	(14)	13.3%

*	Less than 1%.
(1)	Includes 234,375 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 15, 2011. Thomas L. Wallace is the Managing Director of Compass Global Management, LTD, a Cayman Islands corporation whose address for Compass Global Management, LTD is 795 Ridgelake Blvd., Suite 106, Memphis, Tennessee 38120.

(2)	Includes 164,062 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 15, 2011. Chris Kuchanny is the Chairman of Revelation Capital Management Ltd., a Bermuda incorporated mutual fund company whose address is SA Waterloo Lane, Pembroke, HM 08 Bermuda.
(3)	Consists of (a) 312,500 shares of common stock and 78,125 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 15, 2011 held by Strome Alpha Fund, LP, a Delaware limited partnership (“Fund”), and (b) 312,500 shares of common stock and 78,125 shares of common stock issuable upon exercise of warrants exercisable within 60 days of August 15, 2011 held by Strome Alpha Offshore LTD, a Cayman Islands limited partnership (“Offshore”). Craig Bove is the director of each of Fund and Offshore. The address for each of Fund and Offshore is 100 Wilshire Blvd., #1750, Santa Monica, California 90401.
(4)	According to Schedule 13G/A, filed February 14, 2011. Diker GP, LLC, a Delaware limited liability company (“Diker GP”) is the beneficial owner of 462,775 shares of common stock as the general partner to the Delaware limited partnership the Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd (collectively, the “Diker Funds”). Diker Management, LLC, a Delaware limited liability company (“Diker Management”), is the beneficial owner of 565,271 shares of common stock as the investment manager of the Diker Funds, with respect to the shares of common stock held by the Diker Funds. As the sole general partner of the Diker Funds, Diker GP, has the power to vote and dispose of the shares of the common stock owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations may be beneficial owners of shares beneficially owned by Diker GP and Diker Management. The address for each of Diker GP, Diker Management, Charles M. Diker and Mark N. Diker is 730 Fifth Avenue, 15th Floor, New York, New York 10019.
(5)	Includes 262,248 shares of common stock issuable upon exercise of options exercisable within 60 days of August 15, 2011.
(6)	Includes 113,838 shares of common stock issuable upon exercise of options exercisable within 60 days of August 15, 2011.
(7)	Includes 89,587 shares of common stock issuable upon exercise of options exercisable within 60 days of August 15, 2011.
(8)	Includes 79,885 shares of common stock issuable upon exercise of options exercisable within 60 days of August 15, 2011.
(9)	Includes 7,500 shares of common stock issuable upon exercise of options exercisable within 60 days of August 15, 2011.
(10)	Includes 30,670 shares of common stock issuable upon exercise of options exercisable within 60 days of August 15, 2011.
(11)	Includes 47,375 shares of common stock issuable upon exercise of options exercisable within 60 days of August 15, 2011.
(12)	Consists of 1,712 shares of common stock issuable upon exercise of options exercisable within 60 days of August 15, 2011.
(13)	Consists of 451,201 shares of common stock held by a partnership of which Mr. Ledger is a partner.
(14)	Includes 632,815 shares of common stock issuable upon exercise of options exercisable within 60 days of August 15, 2011.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 100,000,000 shares, with a par value of $0.001 per share, of which:

•	75,000,000 shares are designated as common stock; and
•	25,000,000 shares are designated as preferred stock.

At August 15, 2011, we had outstanding 10,900,926 shares of common stock, held of record by 251 stockholders. In addition, as of August 15, 2011, we had outstanding options to acquire 1,924,443 shares of common stock and warrants to acquire 1,020,970 shares of common stock.

In connection with our October 2010 private placement, we agreed with the purchasers, among other things, that we would list the common stock and warrants on either the OTC Bulletin Board or NASDAQ exchange and to maintain such listing for a certain period of time. In connection with an application to list our common stock on the NASDAQ Capital Market, we effected a 1-for-4 reverse stock split of our common stock as of the close of business on August 12, 2011. The purpose of the reverse stock split was to raise the per share bid price of our common stock to better enable us to meet the minimum bid price requirement for initial listing on the NASDAQ Capital Market. Our common stock has been approved for listing on the Nasdaq Capital Market under the symbol “CRDS.”

Common Stock

Each share of common stock has one vote on each matter submitted to a vote of our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event we dissolve, holders of common stock are entitled to share ratably the net assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Warrants

In connection with our October 2010 private placement, we issued warrants to purchase an aggregate of 1,074,212 shares of our common stock at an exercise price of $3.20 per share, subject to anti-dilution adjustments. The warrants contain a “cashless exercise” provision, by which a warrant holder may elect to exercise the warrants without paying cash. Pursuant to that provision, a warrant holder may exercise a warrant to receive a number of shares of our common stock equal in market value to the difference between the average of the five day closing bid price for the shares issuable upon exercise and the total cash exercise price of the part of the warrant being exercised. A cashless exercise is not available in the event there is a then effective registration statement on file for the resale of the shares of common stock underlying the warrant.

Each outstanding warrant is exercisable into shares of common stock by the registered holder thereof, in whole or in part with respect to any portion of such warrant. Each warrant may be exercised on or before the first to occur of:

•	October 22, 2015, and
•	the closing of any capital reorganization, reclassification of our capital stock, consolidation or merger of our company with or into another corporation, other than a consolidation or merger in which we are the surviving entity, or any transfer of all or substantially all of our assets.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption granted to or imposed upon such preferred stock, including dividend rate, rights and terms of redemption, sinking fund terms, if any, conversion rights, voting rights, rights in the event of liquidation, dissolution or winding-up or any other relative rights, powers, preferences, qualifications, limitations or restrictions, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. In connection with the creation of the shareholder rights plan described under “Shareholder Rights Plan” below, our board of directors designated 175,000 shares of our preferred stock as Series A junior participating preferred stock, or “Series A preferred stock,” for issuance under the shareholder rights plan.

Shareholder Rights Plan

On August 21, 2002, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one unit consisting of one-thousandth of a share of our Series A preferred stock at a price of $12.00 per unit. The description and terms of the rights are set forth in a rights agreement dated as of August 21, 2002 by and between us and American Stock Transfer & Trust Company, as Rights Agent.

Until the earlier to occur of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the bidder’s beneficial ownership of 15% or more of the outstanding common stock (the earlier of such dates being called the distribution date), the rights will be evidenced by our common stock certificates. The rights agreement specifically provides that our former Chairman, President and Chief Executive Officer, Brian R. Smith, who currently owns no common stock, may acquire up to an aggregate of 20% of our common stock without triggering the exercisability of the rights. Additionally, Austin Ventures and its affiliates currently beneficially own none of our common stock. The rights agreement provides that so long as Austin Ventures and its affiliates do not acquire any additional shares of our common stock, their ownership of our common stock will not trigger the exercisability of the rights in the event that their ownership percentage rises above 15%.

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date or earlier redemption or expiration of the rights, new common stock certificates issued after the record date, upon transfer or new issuance of common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificates of common stock will also constitute the transfer of the rights associated with the common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate rights certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire at the close of business on September 3, 2012 unless the final expiration date is extended or we earlier redeem or exchange the rights.

The purchase price payable and the number of units of Series A preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A preferred stock, (b) upon the grant to holders of the units of Series A preferred stock of certain rights or warrants to subscribe for or purchase units of Series A preferred stock at a price, or securities convertible into units of Series A preferred stock with a conversion price, less than the then current market price of the units of Series A preferred stock or (c) upon the distribution to holders of the units of Series A preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in units of Series A preferred stock) or of subscription rights or warrants.

The number of outstanding rights and the number of units of Series A preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

Shares of Series A preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of Series A preferred stock will be entitled to a dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of Series A preferred stock will be entitled to a payment of 1,000 times the payment made per share of common stock. Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the dividend, liquidation and voting rights, the value of each unit of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

If, after the rights become exercisable, we are acquired in a merger or other business combination transaction with an acquiring person or one of its affiliates, or 50% or more of its consolidated assets or earning power are sold to an acquiring person or one of its affiliates, provision will be made so that each holder of a right will have the right to receive, upon exercise at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the exercise price of the right.

If any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding shares of common stock, provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will be void, will have the right to receive upon exercise that number of shares of Series A preferred stock or cash, other securities or property having a market value of two times the exercise price of the right.

At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of common stock and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our board of directors may exchange the rights, other than rights owned by that person or group which have become void, in whole or in part, at an exchange ratio per unit of Series A preferred stock which shall equal the purchase price divided by the then current market price per unit of Series A preferred stock on the earlier of (a) the date on which any person becomes an acquiring person and (b) the date on which a tender or exchange offer is announced that would result in the bidder’s beneficial ownership of 15% or more of the shares of common stock then outstanding.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares of Series A preferred stock will be issued, other than fractions which are integral multiples of one-hundred-thousandth of a share of Series A preferred stock, which may, at our election, be evidenced by depositary receipts and, in lieu thereof, an adjustment in cash for fractional shares will be made based on the market price per unit of Series A preferred stock on the last trading day prior to the date of exercise.

At any time on or prior to the earlier of (a) the close of business on the tenth day after a public announcement that a person or group has acquired beneficial ownership of 15% or more of the common stock or (b) the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer that would result in the bidder’s beneficial ownership of 15% or more of the shares of common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the rights will no longer be exercisable and the only right of the holders of rights will be to receive the redemption price. The rights are also redeemable under other circumstances as specified in the rights agreement.

The terms of the rights may be amended by our board of directors of without the consent of the holders of the rights except that from and after a distribution date no amendment may adversely affect the interests of the holders of the rights.

Until a right is exercised, the holder of a right will have no rights by virtue of ownership as a stockholder, including, without limitation, the right to vote or to receive dividends.

The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire our company on terms not approved by our board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors since we may redeem the rights at the redemption price prior to the occurrence of a distribution date.

Registration Rights

We have entered into a registration rights agreement in October 2010 with the purchasers in our October 2010 private placement. Subject to the terms of this agreement, the holders, or their permitted transferees, of an aggregate of 3,125,000 shares of our common stock, 781,250 warrants to purchase shares of our common stock and 781,250 shares of our common stock issuable upon the exercise or otherwise pursuant to the warrants, which we refer to as the registrable securities, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights include demand registration rights, short-form registration rights and piggyback registration rights.

MDB Capital Group, LLC acted as sole placement agent in the private placement and received $750,000 and warrants to purchase 292,969 shares of our common stock as placement agent fees. We also agreed to include those warrants and the underlying shares of common stock in this registration statement.

Demand Registration Rights

Under the terms of the registration rights agreement, we are required to file a registration statement by May 1, 2011 relating to the resale of the registrable securities to be effective by August 31, 2011.

Piggyback Registration Rights

In the event that all registrable securities are not registered for resale, should we at any time prior to the expiration of the earlier of:

•	the date on which all of the registrable securities covered by a registration statement pursuant to the registration rights agreement have been sold; and
•	the date on which the registrable securities may be immediately sold to the public by non-affiliates without registration or restriction,

determine to file with the SEC a registration statement under the Securities Act of 1933 relating any of our equity securities, the holders of the registrable securities under the registration rights agreement are entitled to include all or any part of their registrable securities in the registration subject to certain exceptions relating to acquisitions and employee benefit plans.

Expenses

All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with the registrations pursuant to the registration rights agreement will be borne by us.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder’s approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. In addition, as discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action by Written Consent

Our certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. In addition, our bylaws provide that special meetings of the stockholders may be called only by our board of directors. Our bylaws prohibit a stockholder from calling a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice of Nominations and Proposals

Our bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled by Majority of Directors

Vacancies and newly created seats on our board of directors may be filled only by the vote of a majority of the remaining members of our board of directors. Only our board of directors may determine the number of directors on our board of directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors.

No Cumulative Voting

The Delaware General Corporation Law, or “DGCL,” provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not expressly provide for cumulative voting.

Removal of Directors

Our certificate of incorporation provides that directors may be removed by stockholders only for cause.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. The provisions of Delaware law and our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares may be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

As of August 15, 2011, 10,900,926 shares of common stock were outstanding. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Of the remaining shares, 6,760,392 will be eligible for sale immediately as of the date of this prospectus, and the remaining shares will generally become available for sale in the public market from time to time thereafter upon expiration of their respective holding periods under Rule 144, a portion of which will be subject to Rule 144 volume limitations.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not deemed to have been an affiliate of ours for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to compliance with the public information requirements of Rule 144. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or
•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates or persons selling shares on behalf of our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

•	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and
•	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of August 15, 2011, options to purchase a total of 1,924,443 shares of common stock were outstanding, of which 1,164,482 were vested.

Registration Rights

As of August 15, 2011, the holders of 3,154,579 shares of our common stock, 1,020,970 warrants to purchase shares of our common stock and 1,020,970 shares of our common stock issuable upon the exercise or otherwise pursuant to the warrants will be entitled to rights with respect to the registration of their shares under the Securities Act of 1933. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights.”

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 1999 Stock Incentive Plan and 2010 Stock Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to vesting of such shares, Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Lock-Up Agreement

In connection with our October 2010 private placement, Robert C. Sims, our President and Chief Executive Officer, agreed that he would not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any of our common stock or other securities held by him during the 180-day period following the effective date of this registration statement. Notwithstanding the foregoing, Mr. Sims may transfer any of our securities pursuant to the exercise and issuance of options or vesting of options, restricted stock or performance awards, as a bona fide gift or gifts or by will or intestacy, provided that the transferee or trustees agree to be bound in writing by the restrictions set forth in the lock-up agreement, to any trust for the direct or indirect benefit of Mr. Sims or his immediate family, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, or any transfer required under any benefit or incentive plans or our organizational documents.

SELLING SECURITY HOLDERS

On October 23, 2010, we sold 3,125,000 shares of our common stock and issued warrants to purchase an additional 781,250 shares of common stock to a group of institutional investors for gross proceeds to us of $10.0 million. The net proceeds of the offering, after deducting placement agent fees and estimated financing expenses, were approximately $9.2 million. MDB Capital Group LLC acted as sole placement agent for the private placement and received $750,000 and warrants to purchase 292,969 shares of our common stock as placement agent fees.

The offering was conducted pursuant to Rule 506 under the Securities Act of 1933, and the purchasers of securities in the private placement represented their intention to acquire the securities for investment. Pursuant to a registration rights agreement with the purchasers in the private placement, we agreed to file with the Securities and Exchange Commission a registration statement covering the resale of all of our registrable securities under the registration rights agreement they own pursuant to Rule 415 of the Securities Act of 1933. Accordingly, we filed a registration statement on Form S-1 of which this prospectus forms a part with respect to the resale of these securities from time to time. In addition, we agreed in the registration rights agreement to use our best efforts to cause the registration statement to be declared effective under the Securities Act of 1933 by August 1, 2011 and to use our best efforts to keep the registration statement effective until the shares of our common stock they own covered by this prospectus have been sold or may be sold without registration or prospectus delivery requirements under the Securities Act of 1933, subject to certain restrictions.

We have filed a registration statement with the Securities and Exchange Commission, of which this prospectus forms a part, with respect to the resale of our securities covered by this prospectus from time to time under Rule 415 of the Securities Act of 1933. Our securities being offered by this prospectus are being registered to permit secondary public trading of our securities. Subject to the restrictions described in this prospectus, the selling security holders may offer our securities covered under this prospectus for resale from time to time. In addition, subject to the restrictions described in this prospectus, the selling security holders may sell, transfer or otherwise dispose of all or a portion of our securities being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act of 1933. See “Plan of Distribution.”

The table below presents information as of August 15, 2011, regarding the selling security holders and the securities that the selling security holders (and their donees, pledgees, assignees, transferees and other successors in interest) may offer and sell from time to time under this prospectus. More specifically, the following table sets forth as to the selling security holders:

•	the number of shares of our common stock and warrants that the selling security holders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;
•	the number of shares of our common stock and warrants that may be offered for resale for the selling security holders’ account under this prospectus; and
•	the number and percent of shares of our common stock and warrants to be held by the selling security holders after the offering of the resale securities, assuming all of the resale securities are sold by the selling security holders and that the selling security holders do not acquire any other shares of our common stock or warrants prior to their assumed sale of all of the resale shares.

The table is prepared based on information supplied to us by the selling security holders. Although we have assumed for purposes of the table below that the selling security holders will sell all of the securities offered by this prospectus, because the selling security holders may offer from time to time all or some of their securities covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of securities that will be resold by the selling security holders or that will be held by the selling security holders after completion of the resales. In addition, the selling security holders may have sold, transferred or otherwise disposed of the securities in transactions exempt from the registration requirements of the Securities Act of 1933 since the date the selling security holders provided the information regarding their securities holdings. Information covering the selling security holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the securities covered by this prospectus.

The applicable percentages of ownership are based on an aggregate of 10,900,926 shares of our common stock issued and outstanding on August 15, 2011. The number of shares beneficially owned by the selling security holders is determined under rules promulgated by the Securities and Exchange Commission.

Name of Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned(1)(2)	Number of Warrants Beneficially Owned	Maximum Number of Shares of Common Stock That May Be Sold(3)	Beneficial Ownership After Resale of Notes or Common Stock
				Number of Warrants(4)	Percent	Number of Shares of Common Stock(4)	Percent
1999 Clifford Family Trust Dated 12/22/99 Robert C. Clifford & Rachel L. Clifford Co-TTEEs(6)(21)	3,750	937	4,687	—	—	—	—
Aaron A. Grunfeld	2,500	625	3,125	—	—	—	—
Aaron A. Grunfeld TTEE The Law Offices of Aaron Grunfeld & Associates Retirement Fund	5,000	1,250	6,250	—	—	—	—
Act Capital Partners, L.P.(7)(22)	90,000	22,500	112,500	—	—	—	—
Amir L. Ecker(21)	68,750	17,187	85,937	—	—	—	—
Cary Hurwitz(21)	—	1,875	—	—	—	—	—
Catalysis Offshore, Ltd.(8)	16,875	4,218	21,093	—	—	—	—
Catalysis Partners, LLC(9)	45,625	11,406	57,031	—	—	—	—
Compass Global Fund, LTD(10)	937,500	234,375	1,171,875	—	—	—	—
Del Rey Management LP(11)	62,500	15,625	78,125	—	—	—	—
Delaware Charter Guarantee & Trust Company TTEE FBO Thomas B. Akin IRA(12)	179,688	44,921	224,609	—	—	—	—
Gary Schuman(21)	9,375	4,218	13,593	—	—	—	—
George Brandon(21)	—	60,742	60,742	—	—	—	—
James P. Tierney	5,000	1,250	6,250	—	—	—	—
Kevin Cotter(21)	—	9,125	9,125	—	—	—	—
MDB Capital Group, LLC(13)(22)	—	146,484	146,484	—	—	—	—
NFS/FMTC IRA FBO Amir L. Ecker(14)(21)	37,500	9,375	46,875	—	—	—	—
Nicholas A. Foley	93,750	23,437	117,187	—	—	—	—
Nicholas Lewin	31,250	7,812	39,062	—	—	—	—
Peter Conley(21)	29,579	—	29,579	—	—	—	—
Revelation Capital Management Ltd.(15)	656,250	164,062	820,312	—	—	—	—
Robert Clifford(21)	—	19,625	19,625	—	—	—	—
Stephen Walker TTEE, Stephen Walker Family Trust V/A 8-22-99(16)	12,500	3,125	15,625	—	—	—	—
Strome Alpha Fund, LP(17)	312,500	78,125	390,625	—	—	—	—
Strome Alpha Offshore LTD(18)	312,500	78,125	390,625	—	—	—	—
Talkot Fund, L.P.(19)	179,688	44,922	224,610	—	—	—	—
Thomas A. McCall and Karen A. McCall JT Tenants in Common(20)	31,250	7,812	39,062	—	—	—	—
Thomas L. Wallace	31,250	7,812	39,062	—	—	—	—
Any donees, pledgees, assignees, transferees and other successors in interest of the selling security holders(1)(5)	—	—	—	—	—	—	—

*	Less than 1%.

(1)	Information concerning other selling security holders will be set forth in one or more prospectus supplements from time to time, if required.
(2)	Does not include shares of common stock issuable upon exercise of the warrants listed in this table.
(3)	Represents (1) the number of outstanding shares being offered hereby, and (2) the shares issuable upon exercise of the warrants being offered hereby.
(4)	Assumes that either all of the shares of common stock, warrants to purchase shares of common stock and shares of common stock issued upon exercise of the warrants offered hereby are sold by the selling security holder.
(5)	Assumes that any pledgees, assignees, transferees and other successors in interest do not beneficially own any of our common stock other than common stock set forth in this prospectus.
(6)	Robert C. Clifford 1999 Clifford Family Trust Dated 12/22/99 Robert C. Clifford & Rachel L. Clifford Co-TTEEs and has voting and dispositive power over the securities held by 1999 Clifford Family Trust Dated 12/22/99 Robert C. Clifford & Rachel L. Clifford Co-TTEEs.
(7)	Amir L. Ecker is the General Partner of Act Capital Partners, L.P. and has voting and dispositive power over the securities held by Act Capital Partners, L.P.
(8)	John Francis is the Investment Manager Catalysis Offshore, Ltd. and has voting and dispositive power over the securities held by Catalysis Offshore, Ltd.
(9)	John Francis is the Manager of Francis Capital Management, LLC, the Managing Member of Catalysis Partners, LLC and has voting and dispositive power over the securities held by Catalysis Partners, LLC.
(10)	Thomas L. Wallace is the Managing Director of Compass Global Fund, LTD and has voting and dispositive power over the securities held by Compass Global Fund LTD.
(11)	Gregory A. Bied is the Managing Partner of Del Rey Management LP and has voting and dispositive power over the securities held by Del Rey Management LP.
(12)	Thomas B. Akin has voting and dispositive power over the securities held by Delaware Charter Guarantee & Trust Company TTEE FBO Thomas B. Akin IRA.
(13)	MDB Capital Group, LLC was the placement agent in our October 2010 private placement. Christopher Marlett is the CEO of MDB Capital Group, LLC and has voting and dispositive power over the securities held by MDB Capital Group, LLC.
(14)	Amir L. Ecker has voting and dispositive power over the securities held by NFS/FMTC IRA FBO Amir L. Ecker.
(15)	Chris Kuchanny is the Chairman of Revelation Capital Management Ltd. and has voting and dispositive power over the securities held by Revelation Capital Management Ltd..
(16)	Stephen Walker is the Trustee of Stephen Walker TTEE, Stephen Walker Family Trust V/A 8-22-99 and has voting and dispositive power over the securities held by Stephen Walker TTEE, Stephen Walker Family Trust V/A 8-22-99.
(17)	Craig Bove is the Director of Strome Alpha Fund, LP and has voting and dispositive power over the securities held by Strome Alpha Fund, LP.
(18)	Craig Bove is the Director Strome Alpha Offshore LTD and has voting and dispositive power over the securities held by Strome Alpha Offshore LTD.
(19)	M. Case Fitz-Gerald is the Chief Compliance Officer of Talbot Fund, L.P. and has voting and dispositive power over the securities held by Talbot Fund, L.P.
(20)	Thomas A. McCall and Karen A. McCall have shared voting and dispositive power over the securities held by Thomas A. McCall and Karen A. McCall JT Tenants in Common.
(21)	This selling security holder is an affiliate of a broker-dealer. The purchasers in the private placement that are broker-dealers purchased the securities in the ordinary course of business and represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.
(22)	This selling security holder is a broker-dealer.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock, warrants to purchase shares of our common stock and shares of our common stock issuable upon the exercise of warrants covered by this prospectus and any applicable prospectus supplement on behalf of the selling security holders to permit the resale of these securities by the selling security holders from time to time after the date of this prospectus. The selling security holders may offer the securities through agents, to or through underwriters, through broker-dealers (acting as agent or principal), through a specific bidding or auction process or otherwise, through a combination of any such methods or through any methods described in a prospectus supplement.

We will not receive any of the proceeds from such sales. We have agreed to bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by the registration statement of which this prospectus is a part, however, we will not bear the costs of any underwriting discounts and commissions and expenses that the selling security holders incur for brokerage, accounting or tax or legal services or any other expenses they incur in disposing of the securities. The aggregate proceeds to the selling security holders from the sale of the securities offered by them will be the purchase price of the securities, less any discounts or commissions. Each of the selling security holders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents.

The selling security holders, which as used herein includes donees, pledgees, assignees, transferees or other successors-in-interest selling securities or interests in securities received after the date of this prospectus from a selling security holder as a gift, pledge or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their securities or interests in securities on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The consideration may be in cash or another form negotiated by the parties. The compensation may be in the form of discounts, concessions or commissions to be received from the selling security holders or from the purchasers of the securities.

The securities covered by the registration statement of which this prospectus is a part may be sold by one or more of, or a combination of, the following methods, to the extent permitted by applicable law:

•	on any national securities exchange or quotation service on which our common stock or warrants may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions other than on these exchanges or systems or in the over-the-counter market;
•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	in block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	in an exchange distribution in accordance with the rules of the applicable exchange;
•	in privately negotiated transactions;
•	in put or call option transactions;
•	in transactions involving short sales through broker-dealers;
•	in transactions wherein the selling security holder sells securities short themselves and delivers the securities to close out short positions;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	in transactions that may involve crosses or block transactions;

•	in transactions where broker-dealers may agree with the selling security holders to sell a specified number of securities at a stipulated price per security;
•	a combination of any such methods of sale; or
•	in any other method permitted by applicable law.

The selling security holders are not required to sell any securities covered by this prospectus and may transfer these securities by other means not described in this prospectus. Each selling security holder may sell all, some or none of the securities covered by this prospectus or interests therein.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell securities, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of securities or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. Unless otherwise prohibited by law, the selling security holders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge securities to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities covered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Any selling security holder and any broker-dealers, agents or underwriters that participate with that selling security holder in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling security holder on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If any selling security holder is deemed to be an underwriter, such selling security holder may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition, because a selling security holder may be deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, such selling security holder will be subject to the prospectus delivery requirements of the Securities Act.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

If underwriters are used in a sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of the securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and the applicable prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, the selling security holders or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

Any securities covered by the registration statement of which this prospectus is a part that qualify for sale in reliance on Rule 144 under the Securities Act may be sold in reliance on Rule 144 rather than pursuant to this prospectus.

Any selling security holder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations under that statute, including, without limitation, possibly Regulation M. This may limit the timing of purchases and sales of any of the securities by a selling security holder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the securities. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

In order to comply with the securities laws of some states, if applicable, the securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

To the extent required, the securities to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if necessary, a post-effective amendment to the registration statement of which this prospectus forms a part.

We have agreed with the selling security holders to use our reasonable best efforts to keep the registration statement of which this prospectus constitutes a part current.

Once sold under the registration statement of which this prospectus forms a part, the securities will be freely tradable in the hands of persons other than our affiliates.

As a result of requirements of the Financial Industry Regulatory Authority (“FINRA”), formerly the National Association of Securities Dealers, Inc. (“NASD”), the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by any selling security holder for the sale of any securities. If more than 10% of the net proceeds of any offering of securities of common stock made under this prospectus will be received by FINRA members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

VALIDITY OF COMMON STOCK

The validity of the common stock being offered hereby will be passed upon for the company by Hunton & Williams LLP, Dallas, Texas.

EXPERTS

PMB Helin Donovan, LLP, an independent registered public accounting firm, has audited our consolidated financial statements at October 31, 2009 and 2010, and for each of the two years in the period ended October 31, 2010, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on the report of PMB Helin Donovan, LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules thereto as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the shares of our common stock offered hereby, please refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made. You may review a copy of the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The registration statement can also be reviewed by accessing the Securities and Exchange Commission’s website at http://www.sec.gov. Upon the completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements or information statements, and other information with the Securities and Exchange Commission. These reports can also be reviewed by accessing the Securities and Exchange Commission’s website.

You should rely only on the information provided in this prospectus, any prospectus supplement or as part of the registration statement filed on Form S-1 of which this prospective is a part, as such registration statement is amended and in effect with the Securities and Exchange Commission. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except share data)

	OCTOBER 31, 2010	APRIL 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$13,811	$8,513
Short-term investments	—	4,200
Total cash, cash equivalents and short-term investments	13,811	12,713
Accounts receivable, net of allowance for doubtful accounts of $19 and $16, respectively	5,607	2,840
Inventories, net..	93	164
Prepaid expenses and other current assets	293	1,286
Total current assets	19,804	17,003
Property and equipment, net	575	1,188
Intangible assets, net	739	204
Other assets	60	57
Total assets	$21,178	$18,452
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$990	$1,803
Accrued expenses	2,271	1,524
Deferred revenue	1,517	2,315
Line of credit	1,973	1,973
Total current liabilities	6,751	7,615
Long term deferred revenue	103	35
Commitments and contingencies (See Note 8)	—	—
Stockholders' equity:
Common stock, $.001 par value, 75,000,000 shares authorized, 10,736,336 and 10,865,868 shares issued and outstanding, respectively	43	43
Additional paid-in capital	198,697	199,264
Accumulated other comprehensive loss	(49)	(41)
Accumulated deficit	(184,367)	(188,464)
Total stockholders' equity	14,324	10,802
Total liabilities and stockholders' equity	$21,178	$18,452

See accompanying notes to the consolidated financial statements.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except share and per share data)

	Three Months Ended April 30,		Six Months Ended April 30,
	2010	2011	2010	2011
Revenue:
Product	$941	$1,085	$2,034	$2,394
IP license, royalty and other	4,102	1,492	5,731	3,784
Total revenue	5,043	2,577	7,765	6,178
Cost of revenue:
Product	138	125	221	230
IP license, royalty and other	933	242	1,115	640
Total cost of revenue	1,071	367	1,336	870
Gross profit	3,972	2,210	6,429	5,308
Operating expenses:
Sales and marketing	1,322	1,175	2,645	2,390
Research and development	2,185	2,820	4,465	4,937
General and administrative	570	835	1,232	1,482
Amortization of intangible assets	312	224	624	536
Total operating expenses	4,389	5,054	8,966	9,345
Loss from operations	(417)	(2,844)	(2,537)	(4,037)
Interest expense	(23)	(24)	(46)	(62)
Net loss	$(440)	$(2,868)	$(2,583)	$(4,099)
Basic and diluted net loss per share	$(0.06)	$(0.26)	$(0.35)	$(0.38)
Basic and diluted average common shares outstanding	7,532,586	10,832,235	7,428,561	10,749,129

See accompanying notes to the consolidated financial statements.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Six Months Ended April 30,
	2010	2011
Cash flows from operating activities:
Net loss	$(2,583)	$(4,099)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	311	227
Amortization of intangible assets	624	535
Loss on disposal of fixed assets	—	6
Stock-based compensation.	516	165
Provision for doubtful accounts receivable	(14)	1
Provision for excess and obsolete inventory	(6)	(3)
Changes in assets and liabilities:
Accounts receivable	2,679	2,801
Inventories	11	(69)
Prepaids and other current assets.	122	(988)
Accounts payable.	374	515
Accrued expenses	(383)	(418)
Deferred revenue	119	723
Net cash provided by (used in) operating activities	1,770	(604)
Cash flows from investing activities:
Purchase of property and equipment	(163)	(844)
Purchase of held-to-maturity investments	—	(4,511)
Maturity of held-to-maturity investments	—	311
Net cash used in investing activities	(163)	(5,044)
Cash flows from financing activities:
Proceeds from issuance of common stock, net of expenses	—	59
Net cash provided by financing activities	—	59
Effect of exchange rate on cash	(336)	291
Net increase (decrease) in cash and cash equivalents	1,271	(5,298)
Cash and cash equivalents, beginning of period	5,297	13,811
Cash and cash equivalents, end of period	$6,568	$8,513
Supplemental disclosure of cash flow information:
Cash paid for interest	$45	$45
Cash paid for taxes	$41	$32

See accompanying notes to the consolidated financial statements.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements include the accounts of Crossroads Systems, Inc. and subsidiaries (the “Company”) in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany transactions and balances have been eliminated. The statements have been prepared in accordance with the accounting policies described in the Company’s Form S-1 Registration Statement and should be read in conjunction with the Consolidated Financial Statements for the year ended October 31, 2010 and notes included therein. These statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management all material adjustments (primarily consisting of normal recurring accruals) considered necessary for a fair presentation of the financial positions, results of operations and cash flows for the periods presented have been included and the disclosures herein are adequate. The results for interim periods are unaudited and not necessarily indicative of the results that can be expected for a full year.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s condensed consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13, “Multiple-Deliverable Revenue Arrangements” and ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements.” The Company adopted the new guidance on a prospective basis for new or materially modified revenue arrangements as of November 1, 2010. The adoption of this guidance did not have a material impact on the Company’s financial statements and is not expected to have a material impact in the future.

Revenue consists of sales of hardware, software and services, as well as royalties the Company earns for products and the license of certain intellectual property as detailed below. Revenue is recognized when it is realizable and earned. Revenue is considered realizable and earned when: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and when collectability is reasonably assured.

Product Revenue

Product revenue includes software licenses delivered via license key and software solutions delivered via a hardware appliance. Product sales include a perpetual license to the Company’s software that is essential to the functionality of the hardware. Revenue for products sold to distributors, value added resellers (“VARs”), original equipment manufacturers (“OEMs”) and end users is generally recognized upon shipment. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, the Company recognizes revenue upon end user acceptance, which typically occurs after delivery and installation are completed.

The Company licenses certain software to OEM customers under licensing agreements that allow those customers to embed this software into specific products they offer. Licensees pay a fee based on the amount of sales of their products that incorporate the licensed software. On a periodic and timely basis, the licensees provide reports listing sales to end users for which a license fee is owed to the Company. This report is cross-referenced to the license keys electronically delivered by the Company. As the license keys substantiate delivery, and the customer reports substantiate acceptance, the Company recognizes revenue based on the information in these reports.

Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In the period revenue is recognized, allowances are provided for future product returns. These allowances are based on programs in existence at the time revenue is recognized and historical product return rates. Since the Company has historically been able to reliably estimate the amount of returns, revenue is recognized, net of allowances for future returns, upon shipment to customers.

Out-of-warranty repairs are included in product revenue and recognized upon completion of the repair. On occasion, installation and professional services may also be delivered with the product as part of a bundled solution. Revenue related to installation and professional services is recognized upon completion.

IP License, Royalty and Other Revenue

IP license, royalty and other revenue consists of revenue from the licensing of intellectual property (“IP”), royalty payments from Hewlett Packard (“HP”), and sales of post-contract support (“PCS”) service.

IP License Revenue

The Company licenses patented technology to customers under licensing agreements that allow those customers to utilize the technology in specific products they offer. The timing and amount of revenue recognized from IP license agreements depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are reviewed for multiple elements. Multiple elements can include amounts related to initial non-refundable license fees for the use of the Company’s patents in the customer’s past shipments, patent licensing royalties on covered products sold going forward, cross-licensing terms between the Company and other parties, and settlement of patent litigation. Through April 30, 2011, no amounts have been allocated to the cross-licensing or the settlement of patent litigation elements.

Revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred; (3) fees are fixed or determinable; and (4) collectability of fees is reasonably assured.

Under these IP license agreements, one or a combination of the following forms of payment is received as consideration for permitting customers to use the Company’s patents in their applications and products:

Consideration for Past Sales:  Consideration related to a customer’s product sales from prior periods results from a negotiated agreement with a customer that utilized the Company’s patented technologies prior to signing an IP license agreement with the Company. The Company negotiates an amount with the customer based on a report provided by the customer detailing their past shipments utilizing the Company’s patented technology. The Company may use publicly filed financial statements, research reports and other sources to determine the reasonableness of this shipment report. To determine the amount of consideration owed to the Company, the amount of past shipments is then multiplied by a standard royalty rate historically received by the Company in similar arrangements. The consideration is recorded as revenue when a signed agreement has been obtained, a determinable price has been identified based on past shipments, and payment is determined to be collectable and reasonably assured.

Recurring Royalty Payments:  These are royalty payments covering a customer’s obligations to pay royalties relating to its sales of covered products shipped in the current reporting period. The rate used for recurring royalty payments is the same as that used to determine the consideration for past shipments. Customers that owe the Company recurring royalty payments are obligated to provide quarterly royalty reports that summarize their sales of covered products and their related royalty obligations. These royalty reports are typically received subsequent to the period in which the customers’ underlying sales occurred. Upon initially signing an agreement, the Company recognizes revenue during the period in which the royalty report and payment are received. Once history has been established with a customer, the Company estimates revenue based on prior quarterly royalty reports received. When the actual results are received, the recorded revenue is adjusted to actual results, if necessary. To date, such adjustments have not been material.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Royalty Revenue

Royalty revenue consists of revenue from royalty payments from HP for product and PCS services. Revenue from royalty payments from HP is recognized when earned or when amounts can be reasonably estimated based on monthly product shipping reports received from HP.

Other Revenue

Other revenue consists of revenue from the sales of PCS services to customers other than HP. Most product sales include PCS services which consist of software updates and customer support. Software updates provide customers access to maintenance releases and patches released during the term of the support period. Support includes telephone and internet access to technical support personnel and hardware support. For PCS services, revenue equal to the separately stated price of these service contracts is initially deferred and recognized as revenue ratably over the contract period.

Multiple Element Arrangements

When elements such as hardware, software and PCS service are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element in an arrangement based on relative selling price using a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available. Third party evidence (“TPE”) is used only if VSOE is not available, and the Company’s best estimate of selling price (“ESP”) is used if neither VSOE nor TPE is available. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

For established products, the Company uses VSOE. For new products, installation and professional services for which the Company is unable to establish selling price using VSOE or TPE, the Company uses ESP. The objective of ESP is to determine the price at which the Company would transact a sale if these items were sold on a standalone basis. In determining ESP, the Company uses the cost to provide the new product, installation or professional service plus a margin. When using cost plus a margin, the Company considers the total cost of the item to establish a VAR or OEM price. The Company also considers the historical margins for established products and other factors, including any changes to pricing methodologies, competitiveness of new products, installation and professional services, pricing pressures due to entering a new market, and cost drivers that could cause future margins to differ from historical margins.

The Company determines VSOE for established products and PCS service based on the price charged to customers when sold separately. PCS service revenue is recognized under a proportional performance method, ratably over the life of the contract.

For arrangements with multiple elements entered into prior to November 1, 2010, when elements such as hardware, software and PCS services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to the separate elements based on relative fair value, provided the fair value for all elements of the arrangement are known. If, in an arrangement, the undelivered elements have fair value, but the delivered element does not, the fair value of the undelivered elements is deferred and the residual revenue is allocated to the delivered elements. If fair value does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. INVENTORY

Inventory, net consists of the following (in thousands):

	OCTOBER 31, 2010	APRIL 30, 2011
Raw materials	$80	$141
Finished goods	13	23
	$93	$164

4. PROPERTY AND EQUIPMENT

Property and equipment, net consist of the following (in thousands, except number of years):

	Life (years)	OCTOBER 31, 2010	APRIL 30, 2011
Equipment	1 – 3	$18,269	$19,016
Furniture and fixtures	5	706	697
Leasehold improvements		511	552
		19,486	20,265
Less: Accumulated depreciation and amortization		(18,911)	(19,077)
		$575	$1,188

Depreciation expense was approximately $311,000 and $227,000 for the six months ended April 30, 2010 and 2011, respectively.

5. INTANGIBLE ASSETS

The following table presents details of intangible assets acquired (in thousands, except number of years):

	Amortization Period (Years)	OCTOBER 31, 2010	APRIL 30, 2011
Intangible assets:
Technology	5	$6,407	$6,407
Accumulated amortization		(5,668)	(6,203)
Net carrying value		$739	$204

Amortization expense was approximately $624,000 and $535,000 for six months ended April 30, 2010 and 2011, respectively. Such assets will be fully amortized at October 31, 2012.

6. ACCRUED EXPENSES AND DEFERRED REVENUE

Accrued expenses consist of the following (in thousands):

	OCTOBER 31, 2010	APRIL 30, 2011
Professional services	$596	$281
Payroll related	1,368	966
Warranty reserve	30	23
Other	277	254
	$2,271	$1,524

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. ACCRUED EXPENSES AND DEFERRED REVENUE  – (continued)

Included in payroll related accrued expenses as of October 31, 2010 was $335,000 related to bonus compensation which was subsequently settled in December 2010 with 83,360 shares of common stock.

Warranty reserve activity during the year ended October 31, 2010 and six months ended April 30, 2011 was as follows (in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended October 31, 2010
Warranty reserve	$18	$12	$—	$30
Six months ended April 30, 2011
Warranty reserve	$30	$5	$(12)	$23

Deferred revenue consists of the following (in thousands):

	OCTOBER 31, 2010	APRIL 30, 2011
Product	$1,345	$1,901
Services	165	310
Other	7	104
	$1,517	$2,315

7. LINE OF CREDIT

The Company has a line of credit with its bank. The committed revolving line provides for an advance of up to $4.0 million with a borrowing base of 80% of eligible accounts receivable. Interest accrues monthly at a rate of Prime Rate, plus a margin of 0.25%. The Company is required to satisfy certain financial and reporting covenants in conjunction with the line of credit. The line of credit will mature on December 28, 2011. As of April 30, 2011, there was $1.97 million drawn and outstanding on the line of credit, and the Company was in compliance with all covenants.

Interest expense was approximately $47,000 and $47,000 for the six months ended April 30, 2010 and 2011, respectively.

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under long-term operating lease agreements that expire on various dates through February 28, 2015. Rental expense under these agreements was approximately $233,000 and $265,000 for the six months ended April 30, 2010 and 2011, respectively. Crossroads leases its headquarters, approximately 37,800 square feet of general office, laboratory, data center and administrative space in Austin, Texas. The original lease was effective October 31, 2005 and extended in accordance with an extension agreement through February 28, 2015. The term of the extension agreement is five years, from March 1, 2010 through February 28, 2015, and represents a lease commitment of $364,000 per year through the lease term.

In conjunction with entering into the lease agreement, Crossroads signed an unconditional, irrevocable letter of credit with a bank for $420,000, which is secured by accounts receivable, in conjunction with the Company’s $4.0 million line of credit (Note 7).

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. COMMITMENTS AND CONTINGENCIES  – (continued)

The minimum annual future payments under the terms of these leases and other commitments at April 30, 2011 are as follows (in thousands):

Fiscal Year	Operating Leases
2011	$197
2012	386
2013	384
2014	393
2015	130
Thereafter	—
$1,490

Legal Proceedings

Intellectual Property Litigation

The Company recently filed a lawsuit against 3Par, Inc., American Megatrends, Inc., Rorke Data, Inc., D-Link Systems, Inc., Chelsio Communications, Inc., DataCore Software Corporation, and IStor Networks, Inc. in a lawsuit styled Crossroads Systems, Inc. v. 3Par, Inc. et al, Civil Action No. 1:10-CV-652-SS (W.D. Tex – Austin Division) alleging infringement by each of the defendants of one or both of U.S. Patent Nos. 6,425,035 and 7,051,147. The defendants have been granted extensions of time to answer the complaint. The lawsuit has not yet entered into the discovery phase.

9. STOCKHOLDERS’ EQUITY

On October 23, 2010 the Company sold 3,125,000 shares of its common stock at $3.20 per share for gross proceeds to the Company of $10.0 million. In conjunction with this private placement, the Company also issued warrants to purchase an additional 1,074,212 shares of common stock with an exercise price of $3.20 per share. Fees in the amount of $0.8 million relating to the stock placement were netted against proceeds. The warrants were valued at $1.3 million using the Black-Sholes model. The Black-Sholes inputs used were: expected dividend rate of 0%, expected volatility of 68%, risk free interest rate of 1.47%, and expected term of 2.5 years. The warrants were exercisable immediately upon issue, and expire October 22, 2015.

Registration Rights Agreement

In connection with the October 2010 private placement, the Company has agreed to provide certain registration rights to the investors that participated in the private placement. Under the agreement, the Company agreed to register the common shares issued to the investors as well the common shares underlying the common stock warrants issued. The registration rights clause provides for liquidated damages and for the issue of common shares under a cashless exercise formula in the event a registration statement was not declared effective by the SEC by August 2011. The liquidated damages total an amount equal to one percent of the purchase price of the common stock issued for each thirty (30) day period effectiveness of a registration statement is not declared effective. The Company may be granted relief from these penalties in certain circumstances if the SEC does not allow the Company to register the total number of shares of common stock issued and all the common stock underlying the Warrants pursuant to a limitation to the registration under Section 415(a)(1) of the Securities Act of 1933.

In connection therewith, on March 11, 2011, the Company filed on Form S-1, a registration statement under the Securities Act of 1933, related to the resale of all common stock that is issued or issuable by the Company in connection with the October 2010 private placement. The effectiveness of the registration statement is subject to review and approval by the SEC. The Company does not believe that it is probable that it will incur any liquidated damages with respect to the registration rights agreement, and as such has recorded

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. STOCKHOLDERS’ EQUITY  – (continued)

no liability in accordance with FASB Accounting Standards Codification No. 450, Contingencies. The Company’s maximum potential liability for such liquidated damages shall not exceed $2.5 million.

10. STOCK OPTIONS AND STOCK BASED COMPENSATION

Crossroads Systems, Inc. has a stock-based compensation plan available to grant incentive stock options, non-qualified stock options and restricted stock to employees and non-employee members of the Board of Directors and advisors.

The Company’s 1999 Stock Option/Stock Issuance Plan (the “1999 Plan”) was succeeded by the 2010 Stock Incentive Plan (the “2010 Plan”). No further options will be granted under the 1999 Plan.

The 2010 Plan was approved by the board of directors on May 26, 2010 and became effective on August 13, 2010, upon approval by shareholders. A maximum of 2,500,000 shares of Crossroads common stock may be awarded. During the six months ended April 30, 2011, 71,138 stock options were granted, and as of April 30, 2011, a total of 1,857,453 stock options were outstanding, of which 1,215,371 were vested, and 642,547 stock options were available for future grants. The exercise price, term and other conditions applicable to each stock option granted under the 2010 Plan are determined by the Board of Directors. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of the Company’s stock on that date (at market close). The 2010 Plan options generally become exercisable over a four year period (vesting 25% after 1 year, the remaining 75% vesting quarterly thereafter) and expire after ten years. Stock option exercises are fulfilled with new shares of common stock.

The Company realized share-based compensation expense for all awards issued under the Company’s stock plans in the following line items in the condensed consolidated statements of operations:

	Six months ended April 30,
	2010	2011
Cost of revenue	$13	$2
Sales and marketing	87	66
Research and development	146	54
General and administrative	270	43
Total stock-based compensation	$516	$165

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of Crossroads’ stock. The expected term represents an estimate of the time options are expected to remain outstanding. The Company’s options that are exercised are restricted for one year from the date of exercise, therefore it does not believe the actual history of shares exercised is an accurate method of calculating expected term and use the simplified method to derive an expected term. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. The variables used in the Black-Sholes calculation are listed below for the respective periods:

	Six months ended April 30,
	2010	2011
Expected dividend yield	0%	0%
Expected volatility	63%	69 – 70%
Risk-free interest rate	2.2 – 2.6%	1.4 – 2.3%
Expected term (years)	6.1	6.1

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. STOCK OPTIONS AND STOCK BASED COMPENSATION  – (continued)

The following table summarizes information about stock option activity for the six months ended April 30, 2011:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Average Intrinsic Value ($M)
Outstanding at October 31, 2010	1,882,798	$3.75	6.60	$3.4
Granted	71,142	$4.00
Forfeited	(53,006)	$3.14
Exercised	(43,481)	$1.37
Outstanding and expected to vest at April 30, 2011	1,857,453	$3.83	6.05	$4.2
Exercisable at April 30, 2011	1,215,371	$4.95	4.51	$1.7

The weighted average fair value per option granted during the six months ended April 30, 2010 and 2011 was $0.68 and $2.76 respectively. The total intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the six months ended April 30, 2010 and 2011 was $0 and $155,815, respectively. During the six months ended April 30, 2010 and 2011, the amount of cash received from the exercise of stock options was $0 and $59,412, respectively.

The Company granted no options to non-employees during the six months ended April 30, 2011.

At April 30, 2011, there was approximately $467,000 of total unrecognized compensation cost related to non-vested stock option awards which is expected to be recognized over a weighted-average period of 1.40 years. There were 113,119 and 129,161 options that became vested during the six months ended April 30, 2010 and 2011, respectively, with the total fair value of these awards of approximately $223,000 and $223,000 respectively.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. STOCK OPTIONS AND STOCK BASED COMPENSATION  – (continued)

The following table shows information about outstanding stock options at April 30, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.64 – $ 1.48	157,261	8.17	$0.75	69,432	$0.76
$ 1.56 – $ 1.56	464,222	9.32	$1.56	39,108	$1.56
$ 1.76 – $ 2.48	186,677	7.05	$1.84	122,465	$1.84
$ 2.60 – $ 3.52	203,498	4.35	$3.45	203,232	$3.45
$ 3.64 – $ 4.48	223,598	6.62	$4.29	173,242	$4.44
$ 4.52 – $ 5.00	201,618	4.83	$4.69	189,466	$4.69
$ 5.28 – $ 6.20	229,951	2.73	$5.79	227,798	$5.79
$ 6.84 – $10.60	131,883	1.53	$9.23	131,883	$9.23
$10.64 – $22.28	58,745	2.29	$13.32	58,745	$13.32
$ 0.64 – $22.28	1,857,453	6.05	$3.83	1,215,371	$4.95

11. SUBSEQUENT EVENT

In August 2011, the Company filed an amendment to its Certificate of Incorporation to effect a reverse stock split of its issued and outstanding common stock, pursuant to which every four outstanding shares of common stock were combined and reclassified into one share of common stock. This reverse stock split was effective August 12, 2011. All references to the number of shares of common stock issued and outstanding have been restated to give retroactive effect to the reverse stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Crossroads Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Crossroads Systems, Inc. and subsidiaries (the Company) as of October 31, 2009 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive loss, and cash flows for the fiscal years then ended. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2009 and 2010, and the results of its operations and its cash flows for the fiscal years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule presents fairly, in all material respects, the information set forth therein when considered in relation to the basic consolidated financial statements.

/s/ PMB HELIN DONOVAN, LLP

Austin, Texas
March 9, 2011, except for the effects of the reverse stock split discussed in Note 15 to the consolidated financial statements, as to which the date is August 19, 2011

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	OCTOBER 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$5,297	$13,811
Accounts receivable, net of allowance for doubtful accounts of $34 and $19, respectively	5,124	5,607
Inventories, net	111	93
Prepaid expenses and other current assets	423	293
Total current assets	10,955	19,804
Property and equipment, net	830	575
Intangible assets, net	1,988	739
Other assets	69	60
Total assets	$13,842	$21,178
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,037	$990
Accrued expenses	1,895	2,271
Deferred revenue	199	1,517
Line of credit	1,973	1,973
Total current liabilities	5,104	6,751
Long term deferred revenue	59	103
Commitments and contingencies (See Note 9)	—	—
Stockholders’ equity:
Common stock, $.001 par value, 75,000,000 shares authorized, 7,308,403 and 10,736,336 shares issued and outstanding, respectively	29	43
Additional paid-in capital	188,769	198,697
Accumulated other comprehensive loss	(38)	(49)
Accumulated deficit	(180,081)	(184,367)
Total stockholders’ equity	8,679	14,324
Total liabilities and stockholders’ equity	$13,842	$21,178

See accompanying notes to the consolidated financial statements.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended October 31,
	2009	2010
Revenue:
Product	$5,870	$4,243
IP license, royalty and other	10,978	12,125
Total revenue	16,848	16,368
Cost of revenue:
Product	653	422
IP license, royalty and other	2,081	2,070
Total cost of revenue	2,734	2,492
Gross profit	14,114	13,876
Operating expenses:
Sales and marketing	5,494	5,270
Research and development	9,730	8,907
General and administrative	2,116	2,623
Amortization of intangible assets	1,267	1,248
Total operating expenses	18,607	18,048
Loss from operations	(4,493)	(4,172)
Interest expense	(113)	(110)
Other income (expense)	12	(4)
Net loss	$(4,594)	$(4,286)
Basic and diluted net loss per share	$(0.63)	$(0.56)
Basic and diluted average common shares outstanding	7,258,173	7,586,403

See accompanying notes to the consolidated financial statements.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE LOSS
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance at October 31, 2008	7,042,872	$28	$188,053	$(175,487)	$(87)	$12,507
Exercise of stock options	1,407	—	1	—	—	1
Stock-based compensation	264,124	1	715	—	—	716
Foreign currency translation adjustment	—	—	—	—	49	49
Net loss	—	—	—	(4,594)	—	(4,594)
Balance at October 31, 2009	7,308,403	29	188,769	(180,081)	(38)	8,679
Issuance of common stock	3,125,000	13	9,165	—	—	9,178
Stock-based compensation	302,933	1	763	—	—	764
Foreign currency translation adjustment	—	—	—	—	(11)	(11)
Net loss	—	—	—	(4,286)	—	(4,286)
Balance at October 31, 2010	10,736,336	$43	$198,697	$(184,367)	$(49)	$14,324

See accompanying notes to the consolidated financial statements.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended October 31,
	2009	2010
Cash flows from operating activities:
Net loss	$(4,594)	$(4,286)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	839	553
Amortization of intangible assets	1,267	1,248
Loss on disposal of fixed assets	1	—
Stock-based compensation	716	764
Provision for doubtful accounts receivable	(70)	(16)
Provision for excess and obsolete inventory	108	20
Changes in assets and liabilities:
Accounts receivable	527	(468)
Inventories	110	(2)
Prepaids and other current assets	(77)	128
Accounts payable	(698)	126
Accrued expenses	54	425
Deferred revenue	(151)	1,329
Net cash used in operating activities	(1,968)	(179)
Cash flows from investing activities:
Purchase of property and equipment	(216)	(320)
Net cash used in investing activities	(216)	(320)
Cash flows from financing activities:
Proceeds from issuance of common stock, net of expenses	1	9,178
Paydown of line of credit	(51)	—
Net cash (used in) provided by financing activities	(50)	9,178
Effect of exchange rate on cash	445	(165)
Net (decrease) increase in cash and cash equivalents	(1,789)	8,514
Cash and cash equivalents, beginning of period	7,086	5,297
Cash and cash equivalents, end of period	$5,297	$13,811
Supplemental disclosure of cash flow information:
Cash paid for interest	$110	$90
Cash paid for taxes	$52	$41

See accompanying notes to the consolidated financial statements.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Crossroads Systems, Inc. (“Crossroads” or the “Company”) and its wholly-owned subsidiaries. Headquartered in Austin, Texas, Crossroads Systems, a Delaware corporation, is a global leading provider of solutions to connect, protect, and secure business-critical data for enterprise storage and the cloud computing marketplace. The Company’s solutions are based on patented core routing messaging interface, or RMI, technology. The Company offers innovative, cost effective products and solutions that are built on superior quality, reliability and performance that allow customers to protect and manage their corporate data assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid investments with original maturities of 90 days or less at date of purchase. While the Company’s cash and cash equivalents are on deposit with high quality FDIC insured financial institutions, at times such deposits exceed insured limits. As of October 31, 2010, total uninsured deposits were $13.6 million. The Company has not experienced any losses in such accounts.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of customer accounts. The Company evaluates the adequacy of its allowance on a regular basis by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The Company makes adjustments to the allowance balance if the evaluation of allowance requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measurements, a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting management’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

As of October 31, 2009 and 2010, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximates book value due to the short maturity of these instruments.

At October 31, 2010, the Company had no assets or liabilities that were measured at fair value on a non-recurring basis. The estimated fair value of the Company’s line of credit approximates the carrying value presented in its consolidated balance sheet based on discounting the expected future cash flows using current market rates as of October 31, 2010.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, which approximates the first-in, first-out method. Adjustments to reduce the carrying value of inventories to their net realizable value are made for estimated excess, obsolete or impaired balances. These adjustments are measured as the excess of the cost of the inventory over its market value based upon assumptions about future demand and charged to cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration of the original cost basis or increases in the newly established cost basis.

Property and Equipment

Property and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the respective assets (Note 4). Expenditures for repairs and maintenance are charged to expense when incurred; major replacements and betterments are capitalized at cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the related asset or the remaining life of the lease. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets

Intangible assets are originally recorded at their fair values at the date of acquisition. Indefinite-lived intangible assets are not amortized, but are tested annually for impairment, or more frequently if impairment indicators occur. Definite-lived intangibles are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test other long-lived assets for impairment.

Impairment of Long-lived Assets

The Company reviews long-lived tangible and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. The Company considers historical performance and future estimated results in its evaluation of impairment.

The Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate it utilizes to evaluate potential investments. Because the Company operates as a single reporting unit, the Company is considered as a whole when evaluating long-lived assets for impairment.

The impairment test for intangible assets requires management to make judgments in connection with identifying reporting units, assigning assets and liabilities to reporting units and determining fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include projecting future cash flows, determining appropriate discount rates and other assumptions. The projections are based on historical performance and future estimated results.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue Recognition

Revenue consists of sales of hardware, software and services, as well as royalties the Company earns for products and the license of certain intellectual property as detailed below. Revenue is recognized when it is realizable and earned. Revenue is considered realizable and earned when: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and when collectability is reasonably assured.

Product Revenue

Product revenue includes software licenses delivered via license key and software solutions delivered via a hardware appliance. Product sales include a perpetual license to the Company’s software that is essential to the functionality of the hardware. Revenue for products sold to distributors, value added resellers (“VARs”), original equipment manufacturers (“OEMs”) and end users is generally recognized upon shipment. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, the Company recognizes revenue upon end user acceptance, which typically occurs after delivery and installation are completed.

The Company licenses certain software to OEM customers under licensing agreements that allow those customers to embed this software into specific products they offer. Licensees pay a fee based on the amount of sales of their products that incorporate the licensed software. On a periodic and timely basis, the licensees provide reports listing sales to end users for which a license fee is owed to the Company. This report is cross-referenced to the license keys electronically delivered by the Company. As the license keys substantiate delivery, and the customer reports substantiate acceptance, the Company recognizes revenue based on the information in these reports.

Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

In the period revenue is recognized, allowances are provided for future product returns. These allowances are based on programs in existence at the time revenue is recognized and historical product return rates. Since the Company has historically been able to reliably estimate the amount of returns, revenue is recognized, net of allowances for future returns, upon shipment to customers.

Out-of-warranty repairs are included in product revenue and recognized upon completion of the repair. On occasion, installation and professional services may also be delivered with the product as part of a bundled solution. Revenue related to installation and professional services is recognized upon completion.

IP License, Royalty and Other Revenue

IP license, royalty and other revenue consists of revenue from the licensing of intellectual property (“IP”), royalty payments from Hewlett Packard (“HP”), and sales of post-contract support (“PCS”) service.

IP License Revenue

The Company licenses patented technology to customers under licensing agreements that allow those customers to utilize the technology in specific products they offer. The timing and amount of revenue recognized from IP license agreements depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are reviewed for multiple elements. Multiple elements can include amounts related to initial non-refundable license fees for the use of the Company’s patents in the customer’s past shipments, patent licensing royalties on covered products sold going forward, cross-licensing terms between the Company and other parties, and settlement of patent litigation. Through October 31, 2010, no amounts have been allocated to the cross-licensing or the settlement of patent litigation elements.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred; (3) fees are fixed or determinable; and (4) collectability of fees is reasonably assured.

Under these IP license agreements, one or a combination of the following forms of payment is received as consideration for permitting customers to use the Company’s patents in their applications and products:

Consideration for Past Sales:  Consideration related to a customer’s product sales from prior periods results from a negotiated agreement with a customer that utilized the Company’s patented technologies prior to signing an IP license agreement with the Company. The Company negotiates an amount with the customer based on a report provided by the customer detailing their past shipments utilizing the Company’s patented technology. The Company may use publicly filed financial statements, research reports and other sources to determine the reasonableness of this shipment report. To determine the amount of consideration owed to the Company, the amount of past shipments is then multiplied by a standard royalty rate historically received by the Company in similar arrangements. The consideration is recorded as revenue when a signed agreement has been obtained, a determinable price has been identified based on past shipments, and payment is determined to be collectable and reasonably assured.

Recurring Royalty Payments:  These are royalty payments covering a customer’s obligations to pay royalties relating to its sales of covered products shipped in the current reporting period. The rate used for recurring royalty payments is the same as that used to determine the consideration for past shipments. Customers that owe the Company recurring royalty payments are obligated to provide quarterly royalty reports that summarize their sales of covered products and their related royalty obligations. These royalty reports are typically received subsequent to the period in which the customers’ underlying sales occurred. Upon initially signing an agreement, the Company recognizes revenue during the period in which the royalty report and payment are received. Once history has been established with a customer, the Company estimates revenue based on prior quarterly royalty reports received. When the actual results are received, the recorded revenue is adjusted to actual results, if necessary. To date, such adjustments have not been material.

Royalty Revenue

Royalty revenue consists of revenue from royalty payments from HP for product and PCS services. Revenue from royalty payments from HP is recognized when earned or when amounts can be reasonably estimated based on monthly product shipping reports received from HP.

Other Revenue

Other revenue consists of revenue from the sales of PCS services to customers other than HP. Most product sales include PCS services which consist of software updates and customer support. Software updates provide customers access to maintenance releases and patches released during the term of the support period. Support includes telephone and internet access to technical support personnel and hardware support. For PCS services, revenue equal to the separately stated price of these service contracts is initially deferred and recognized as revenue ratably over the contract period.

Multiple Element Arrangements

When elements such as hardware, software and PCS service are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to the separate elements based on relative fair value, provided the fair value for all elements of the arrangement are known. If, in an arrangement, the undelivered elements have fair value, but the delivered element does not, the fair value of the undelivered elements is deferred and the residual revenue is allocated to the delivered elements. If fair value does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company determines VSOE for established products and PCS service based on the price charged to customers when sold separately. PCS service revenue is recognized under a proportional performance method, ratably over the life of the contract.

Guarantees and Warranty Reserve

Generally, the Company indemnifies, under pre-determined conditions and limitations, its customers for infringement of third-party intellectual property rights by its products or services. The Company seeks to limit its liability for such indemnity to an amount not to exceed the sales price of the products or services. The Company does not believe, based on information available, that it is probable that any material amounts will be paid under these guarantees.

The Company provides for the estimated cost to repair or replace products under warranty and technical support costs when the related product revenue is recognized. The Company warrants products for a period from 12 to 39 months following the sale of its products. A reserve for warranty costs is recorded based upon the historical level of warranty claims and management’s estimate of future costs.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that are expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company has provided a full valuation allowance against its deferred tax assets because the realization of the related tax benefits is not considered more likely than not.

The Company accounts for uncertain tax positions in accordance with the authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Pursuant to the authoritative guidance, the Company recognizes the tax benefit from an uncertain tax position only if it meets the “more likely than not” threshold that the position will be sustained upon examination by the taxing authority, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense within its consolidated statement of operations (Note 12).

Computation of Net Loss Per Share

Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by giving effect to all dilutive potential common shares that were outstanding during the period. Basic earnings per share excludes the dilutive effect of common stock equivalents such as stock options and warrants, while earnings per share, assuming dilution, includes such dilutive effects. Future weighted-average shares outstanding calculations will be impacted by the following factors, among others: (i) the ongoing issuance of common stock associated with stock option and warrant exercises; (ii) any fluctuations in the Company’s stock price, which could cause changes in the number of common stock equivalents included in the earnings per share, assuming dilution computation; and (iii) the issuance of common stock to effect business combinations should the Company enter into such transactions.

The Company has excluded all outstanding common stock equivalents from the calculation of diluted net loss per share because all such common stock equivalents are antidilutive for all periods presented. The total number of common stock equivalents excluded from the calculations of diluted net loss per common share

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

were 1,570,871 and 2,957,005 for the years ended October 31, 2009 and 2010, respectively. The dilutive common stock equivalents for the year ended October 31, 2010 include warrants to purchase 1,074,212 shares of common stock, issued in 2010 (Note 10).

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs for the years ended October 31, 2009 and 2010 were approximately $19,000 and $24,000, respectively.

Research and Development Costs

Expenditures relating to the development of new products are expensed as incurred. These costs include expenditures for employee compensation, materials used in the development effort, other internal costs, as well as expenditures for third party professional services. Software development costs required to be capitalized have not been material to date.

Stock-based Compensation

Stock based compensation expense is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period), net of estimated forfeitures. The Company estimates the fair value of share-based payments using the Black-Scholes option-pricing model, which requires a number of assumptions to determine the model inputs. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Additionally, the fair value of share-based awards to non-employees are expensed over the period in which the related services are rendered. All share-based awards are expected to be fulfilled with new shares of common stock.

Foreign Currency Translation

The Company’s wholly-owned subsidiary outside the United States (“U.S.”), Crossroads Europe GmbH, has a functional currency other than the U.S. dollar. Accordingly, all balance sheet accounts of this subsidiary are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated using the average exchange rate in effect during the period. The gains and losses from foreign currency translation of this subsidiary’s financial statements are recorded directly as a separate component of stockholders’ equity and represent all of the balance under the caption “Accumulated other comprehensive loss.”

Net losses recorded by Crossroads Europe GmbH, and reported in Consolidated Operations during fiscal years 2009 and 2010 were $0.7 million and $0.7 million, respectively. Assets of Crossroads Europe GmbH account for approximately 1% of the consolidated net assets for fiscal years 2009 and 2010.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”). ASU 2009-13 changes accounting for certain multiple deliverable arrangements. ASU 2009-13 addresses the separation of deliverables and how to measure and allocate the arrangement consideration to one or more units of accounting in multiple deliverable arrangements. Currently, under the residual method of allocation, we use objective and reliable evidence of the fair value of the undelivered elements to separate deliverables in multiple deliverable arrangements. ASU 2009-13 eliminates the residual method and requires that consideration from the arrangement be allocated to all deliverables using the relative selling price method. ASU 2009-13 requires additional disclosures related to multiple deliverable revenue arrangements upon adoption and is effective for fiscal years beginning after June 15, 2010, or the beginning of

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

our fiscal 2011. In addition, ASU 2009-13 may be early adopted. It may be implemented with either prospective or retrospective application; however, if early adoption is chosen, the entity must either adopt at the beginning of its fiscal year, or adopt using retrospective application. We are still evaluating the impact of adoption; however, based on a preliminary assessment, we do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements — a consensus of the FASB Emerging Issues Task Force (“ASU 2009-14”). ASU 2009-14 changes the accounting for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance. Under prior guidance, such arrangements were accounted for as software if the software was determined to be more than incidental. ASU 2009-14 requires that any hardware components of such arrangements be excluded from software revenue guidance and that any essential software that is sold with or embedded within the product also be excluded from software revenue guidance. This ASU is effective for fiscal years beginning after June 15, 2010, or the beginning of our fiscal 2011. In addition, ASU 2009-14 may be early adopted. ASU 2009-14 may be implemented with either prospective or retrospective application; however, if early adoption is chosen, the entity must either adopt at the beginning of its fiscal year, or adopt using retrospective application. Further, ASU 2009-14 must be adopted in the same period and with the same implementation method as ASU 2009-13. We are still evaluating the impact of adoption; however, based on a preliminary assessment, we do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value (“ASU 2009-05”). ASU 2009-05 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity must measure fair value using either the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets or another valuation technique consistent with fair value measurements such as an income approach or a market approach. ASU 2009-05 clarifies that no separate input, or adjustment to other inputs, must be made for the existence of a restriction that prevents the transfer of a liability when measuring fair value of a liability. We adopted ASU 2009-05 on November 1, 2009 and it did not have an impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 increases disclosures to include transfers in and out of Levels 1 and 2 and clarified inputs, valuation techniques and the level of disaggregation to be disclosed. This ASU is effective for fiscal years beginning after December 15, 2010. In addition, ASU 2010-06 may be early adopted. We are still evaluating the impact of adoption; however, based on a preliminary assessment, we do not expect the adoption of this guidance to have an impact on our consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) (“ASU 2010-09”). ASU 2010-09 provides an update to Topic 855, Subsequent Events. This update clarifies that a Securities and Exchange Commission (“SEC”) filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. This guidance became effective upon issuance and has been adopted by the Company. The Company has evaluated the financial statements for subsequent events through August 23, 2011, the date the financial statements were issued.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVENTORY

Inventory, net consists of the following (in thousands):

	OCTOBER 31,
	2009	2010
Raw materials	$51	$80
Finished goods	60	13
	$111	$93

4. PROPERTY AND EQUIPMENT

Property and equipment, net consist of the following (in thousands, except number of years):

		OCTOBER 31,
	Life (years)	2009	2010
Equipment	1 – 3	$18,504	$18,269
Furniture and fixtures	5	707	706
Leasehold improvements		487	511
		19,698	19,486
Less: Accumulated depreciation and amortization		(18,868)	(18,911)
		$830	$575

Depreciation expense was approximately $839,000 and $553,000 for fiscal years 2009 and 2010, respectively.

5. INTANGIBLE ASSETS

The following table presents details of intangible assets acquired (in thousands, except number of years):

	Amortization Period (Years)	OCTOBER 31,
		2009	2010
Intangible assets:
Technology	5	$6,407	$6,407
Accumulated amortization		(4,419)	(5,668)
Net carrying value		$1,988	$739

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INTANGIBLE ASSETS  – (continued)

Amortization expense was approximately $1,267,000 and $1,248,000 for fiscal years 2009 and 2010, respectively. As of October 31, 2010, amortization for existing intangible assets is expected to be $630,000 and $109,000 for the years ended October 31, 2011 and 2012, respectively. Such assets will be fully amortized at October 31, 2012.

6. ACCRUED EXPENSES AND DEFERRED REVENUE

Accrued expenses consist of the following (in thousands):

	OCTOBER 31,
	2009	2010
Professional services	$648	$596
Payroll related	955	1,368
Warranty reserve	18	30
Other	274	277
	$1,895	$2,271

Included in payroll related accrued expenses as of October 31, 2010 was $335,000 related to bonus compensation which was subsequently settled in December 2010 with 83,360 shares of common stock.

Warranty reserve activity during the years ended October 31, 2009 and 2010 was as follows (in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended October 31, 2009
Warranty reserve	$24	$15	$(21)	$18
Year ended October 31, 2010
Warranty reserve	$18	$12	$—	$30

Deferred revenue consists of the following (in thousands):

	OCTOBER 31,
	2009	2010
Product	$47	$1,345
Services	140	165
Other	12	7
	$199	$1,517

7. CONCENTRATIONS

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company’s sales are primarily concentrated in the United States and are primarily derived from sales to OEMs in the computer storage and server industry. Revenue is concentrated with several major customers. The loss of a major customer, a change of suppliers or a significant technological change in the industry could adversely affect operating results. The Company performs credit evaluations of its customers and generally does not require collateral on accounts receivable balances and provides allowances for potential credit losses and product sales returns. The Company has not experienced material credit losses in any of the periods presented.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. CONCENTRATIONS  – (continued)

The Company relies on a limited number of suppliers for its products. The inability of any supplier to fulfill supply requirements could materially impact future operating results.

The percentage of sales to significant customers was as follows:

	Year Ended October 31,
	2009	2010
Customer A	54.2%	49.1%
Customer B	0.0%	15.4%
Customer C	0.0%	10.5%
Customer D	11.9%	0.0%

The percentage of accounts receivable, net from significant customers was as follows:

	Year Ended October 31,
	2009	2010
Customer A	18.3%	7.5%
Customer B	0.0%	44.6%
Customer C	0.0%	0.0%
Customer D	39.0%	0.0%

The level of sales to any customer may vary from quarter to quarter. However, the Company expects that significant customer concentration will continue for the foreseeable future. The loss of any one of these customers, or a decrease in the level of sales to any one of these customers, could have a material adverse impact on the Company’s financial condition or results of operations.

8. LINE OF CREDIT

The Company has a line of credit with its bank. The committed revolving line provides for an advance of up to $4.0 million with a borrowing base of 80% of eligible accounts receivable. Interest accrues monthly at a rate of Prime Rate, plus a margin of 0.25%. The Company is required to satisfy certain financial and reporting covenants in conjunction with the line of credit. The line of credit will mature on December 28, 2011. As of October 31, 2009 and 2010, there was $1.97 million drawn and outstanding on the line of credit, and the Company is in compliance with all covenants.

Interest expense was approximately $115,000 and $90,000 for the years ended October 31, 2009 and 2010, respectively.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under long-term operating lease agreements that expire on various dates through February 28, 2015. Rental expense under these agreements was approximately $533,000 and $516,000 for the years ended October 31, 2009 and 2010, respectively. Crossroads leases its headquarters, approximately 37,800 square feet of general office, laboratory, data center and administrative space in Austin, Texas. The original lease was effective October 31, 2005, and extended in accordance with an extension agreement through February 28, 2015. The term of the extension agreement is five years, from March 1, 2010 through February 28, 2015, and represents a lease commitment of $364,000 per year through the lease term.

In conjunction with entering into the lease agreement, Crossroads signed an unconditional, irrevocable letter of credit with a bank for $420,000, which is secured by accounts receivable, in conjunction with the Company’s $4.0 million line of credit (Note 8).

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. COMMITMENTS AND CONTINGENCIES  – (continued)

The minimum annual future payments under the terms of these leases and other commitments at October 31, 2010 are as follows (in thousands):

Fiscal Year	Operating Leases
2011	$391
2012	386
2013	384
2014	393
2015	130
Thereafter	—
$1,684

Legal Proceedings

Intellectual Property Litigation

The Company recently filed a lawsuit against 3Par, Inc., American Megatrends, Inc., Rorke Data, Inc., D-Link Systems, Inc., Chelsio Communications, Inc., DataCore Software Corporation, and IStor Networks, Inc. in a lawsuit styled Crossroads Systems, Inc. v. 3Par, Inc. et al, Civil Action No. 1:10-CV-652-SS (W.D. Tex — Austin Division) alleging infringement by each of the defendants of one or both of U.S. Patent Nos. 6,425,035 and 7,051,147. The defendants have been granted extensions of time to answer the complaint. The lawsuit has not yet entered into the discovery phase.

10. STOCKHOLDERS’ EQUITY

On October 23, 2010 the Company sold 3,125,000 shares of its common stock at $3.20 per share for gross proceeds to the Company of $10.0 million. In conjunction with this private placement, the Company also issued warrants to purchase an additional 1,074,212 shares of common stock with an exercise price of $3.20 per share. Fees in the amount of $0.8 million relating to the stock placement were netted against proceeds. The warrants were valued at $1.3 million using the Black-Sholes model. The Black-Sholes inputs used were: expected dividend rate of 0%, expected volatility of 68%, risk free interest rate of 1.47%, and expected term of 2.5 years. The warrants were exercisable immediately upon issue, and expire October 22, 2015.

Registration Rights Agreement

In connection with the October 2010 private placement, the Company has agreed to provide certain registration rights to the investors that participated in the private placement. Under the agreement, the Company agreed to register the common shares issued to the investors as well the common shares underlying the common stock warrants issued. The registration rights clause provides for liquidated damages and for the issue of common shares under a cashless exercise formula in the event a registration statement was not declared effective by the SEC by August 2011. The liquidated damages total an amount equal to one percent of the purchase price of the common stock issued for each thirty (30) day period effectiveness of a registration statement is not declared effective. The Company may be granted relief from these penalties in certain circumstances if the SEC does not allow the Company to register the total number of shares of common stock issued and all the common stock underlying the Warrants pursuant to a limitation to the registration under Section 415a(1) of the Securities Act of 1933.

In connection therewith, on March 11, 2011, the Company filed on Form S-1, a preliminary registration statement under the Securities Act of 1933, related to the resale of all common stock that is issued or issuable by the Company in connection with the October 2010 private placement. The effectiveness of the registration statement is subject to review and approval by the SEC. The Company does not believe that it is probable that it will incur any liquidated damages with respect to the registration rights agreement, and as such has recorded

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. STOCKHOLDERS’ EQUITY  – (continued)

no liability in accordance with FASB Accounting Standards Codification No. 450, Contingencies. The Company’s maximum potential liability for such liquidated damages shall not exceed $2.5 million.

11. STOCK OPTIONS AND STOCK BASED COMPENSATION

Crossroads Systems, Inc. has a stock-based compensation plan available to grant incentive stock options, non-qualified stock options and restricted stock to employees and non-employee members of the Board of Directors and advisors.

The Company’s 1999 Stock Option/Stock Issuance Plan (the “1999 Plan”) was succeeded by the 2010 Stock Incentive Plan (the “2010 Plan”). No further options will be granted under the 1999 Plan.

The 2010 Plan was approved by the board of directors on May 26, 2010 and became effective on August 13, 2010, upon approval by shareholders. A maximum of 2,500,000 shares of Crossroads common stock may be awarded. During the year ended October 31, 2010, 522,645 stock options were granted, and as of October 31, 2010, a total of 1,882,798 stock options were outstanding, of which 1,193,097 were vested, and 617,202 stock options were available for future grants. The exercise price, term and other conditions applicable to each stock option granted under the 2010 Plan are determined by the Board of Directors. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of the Company’s stock on that date (at market close). The 2010 Plan options generally become exercisable over a four year period (vesting 25% after 1 year, the remaining 75% vesting quarterly thereafter) and expire after ten years. Stock option exercises are fulfilled with new shares of common stock.

The Company realized share-based compensation expense for all awards issued under the Company’s stock plans in the following line items in the consolidated statements of operations:

	OCTOBER 31,
	2009	2010
Cost of revenue	$7	$18
Sales and marketing	100	128
Research and development	256	218
General and administrative	353	400
Total stock-based compensation	$716	$764

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK OPTIONS AND STOCK BASED COMPENSATION  – (continued)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of Crossroads stock. The expected term represents an estimate of the time options are expected to remain outstanding. The Company’s options that are exercised are restricted for one year from the date of exercise, therefore we do not believe the actual history of shares exercised is an accurate method of calculating expected term and use the simplified method to derive an expected term. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. The variables used in the Black-Sholes calculation are listed below for the respective periods:

	OCTOBER 31,
	2009	2010
Expected dividend yield	0%	0%
Expected volatility	58 – 62%	63 – 68%
Risk-free interest rate	1.6 – 2.7%	1.2 – 2.6%
Expected term (years)	6.1	6.1

The following table summarizes information about stock option activity for the years ended October 31, 2009 and 2010:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Average Intrinsic Value ($M)
Outstanding at October 31, 2008	1,579,201	$5.33	5.34	$—
Granted	287,988	$0.80
Forfeited	(294,910)	$4.04
Exercised	(1,407)	$0.93
Outstanding at October 31, 2009	1,570,872	$4.74	5.68	$—
Granted	522,645	$1.63
Forfeited	(210,719)	$5.87
Exercised	—	$—
Outstanding and expected to vest at October 31, 2010	1,882,798	$3.75	6.60	$3.4
Exercisable at October 31, 2010	1,193,097	$5.02	5.11	$1.1

The weighted average fair value per option granted during the years ended October 31, 2009 and 2010 was $0.64 and $1.00 respectively. The total intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the year ended October 31, 2009 and 2010 was $400 and $0, respectively. During the year ended October 31, 2009 and 2010, the amount of cash received from the exercise of stock options was $1,300 and $0, respectively.

The Company granted options to purchase 7,500 shares to non-employees during the year ended October 31, 2010 which were immediately vested and exercisable. The weighted average fair value per share of these grants was $2.96. Stock based compensation expense for fiscal year 2010 for non-employee grants was $22,000.

At October 31, 2010, there was approximately $617,000 of total unrecognized compensation cost related to non-vested stock option awards which is expected to be recognized over a weighted-average period of 1.49 years. There were 210,536 and 348,561 options that became vested during the year ended October 31, 2009 and 2010, respectively, with the total fair value of these awards of approximately $440,000 and $563,000 respectively.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK OPTIONS AND STOCK BASED COMPENSATION  – (continued)

The following table shows information about outstanding stock options at October 31, 2010:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.64 – $1.48	197,075	8.67	$0.76	63,131	$0.78
$1.56 – $1.56	488,897	9.82	$1.56	58,658	$1.56
$1.76 – $1.80	189,603	7.70	$1.80	99,131	$1.80
$2.00 – $3.52	226,918	5.43	$3.35	213,768	$3.40
$3.76 – $4.56	291,445	5.52	$4.50	280,626	$4.51
$4.60 – $5.96	194,628	5.21	$5.29	183,551	$5.31
$6.08 – $10.60	231,357	1.89	$7.92	231,357	$7.92
$10.64 – $22.50	62,875	2.64	$13.90	62,875	$13.90
	1,882,798	6.60	$3.75	1,193,097	$5.02

12. INCOME TAXES

There was no recorded income tax benefit related to the losses of fiscal years 2009 or 2010 due to the uncertainty of the Company generating taxable income to utilize its net operating loss carryforwards. The provision for income taxes due to continuing operations differs from the amount computed by applying the federal statutory rate of 35% to the loss before income taxes as follows (in thousands):

	Year Ended October 31,
	2009	2010
Federal tax benefit at statutory rate	$(1,608)	$(1,500)
State income tax, net of federal tax benefit	(33)	(12)
Effect of foreign operations	49	47
Research and experimentation credit	(321)	(264)
Stock based compensation	258	921
Permanent differences and other	14	12
Loss on impairment of assets	—	—
Change in valuation allowance	1,641	796
Tax benefit	$—	$—

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES  – (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes at October 31, 2009 and 2010 are as follows (in thousands):

	Year Ended October 31,
	2009	2010
Deferred Tax Assets:
Net operating losses	$36,116	$36,538
Research and experimentation credits	3,731	3,996
Inventory and other reserves	1,524	2,215
Basis of property and equipment	—	345
Deferred stock compensation	2,210	1,255
Deferred tax asset	43,581	44,349
Deferred Tax Liabilities:
Basis of property and equipment	(28)	—
Deferred tax liabilities	(28)	—
Valuation allowance	(43,553)	(44,349)
Net deferred tax asset	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. At the end of the fiscal years ended October 31, 2009 and 2010, a full valuation allowance has been provided due to uncertainties regarding the future realization of the net deferred tax assets.

The Company had federal net operating loss carryforwards available to reduce future taxable income of approximately $96.8 million and $97.4 million for the fiscal years ended October 31, 2009 and 2010, respectively. The Company had federal research and experimentation credits available to reduce future tax of approximately $3.7 million and $4.0 million for the fiscal years ended October 31, 2009, and 2010, respectively. The valuation allowance increased by approximately $1.6 million and $0.8 million during the fiscal years ended October 31, 2009, and 2010 respectively, primarily as a result in the changes in the net operating losses. A portion of the valuation allowance relates to tax benefits for stock option deductions included in the net operating loss carryforward which, when realized, will be allocated directly to contributed capital to the extent the benefits exceed amounts attributable to deferred stock compensation expense. The Company also had foreign net operating loss carryforwards available to reduce future foreign income of approximately $3.5 million and $4.2 million for fiscal years ended October 31, 2009 and 2010, respectively.

The federal net operating loss carryforwards and research and experimentation credit carryforwards expire from 2011 to 2030, if not utilized prior to that time. Utilization of the federal net operating losses and tax credits may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. Any annual limitation may result in the expiration of net operating losses and research and experimentation credits before utilization.

The Company does not foresee any recognition of any unrecognized tax benefits during the next twelve months. The major jurisdictions in which the Company files income tax returns include the U.S. and Germany. The Company’s income tax returns are not currently under examination by the Internal Revenue Service or other tax authorities. As of October 31, 2010, the earliest year that the Company was subject to examination

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES  – (continued)

in these jurisdictions was 2006. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any.

13. EMPLOYEE BENEFITS

In 1996, the Company established the Crossroads Systems, Inc. 401(k) Savings Plan (the “Savings Plan”), which is a qualified plan under section 401(k) of the Internal Revenue Code. All employees who have attained 18 years of age are eligible to enroll in the Savings Plan. The Company may make matching contributions to those employees participating in the Savings Plan based upon Company productivity and profitability. Company contributions vest over a period of six years. In October 2000, the Company adopted a new 401(k) Savings Plan that meets all of the criteria set forth above in the Savings Plan. The Company made no matching contributions under any plan for the years ended October 31, 2009 and 2010.

14. STOCKHOLDER RIGHTS PLAN

On August 21, 2002, the Company’s board of directors approved, adopted and entered into a Stockholder Rights Plan (“Rights Plan”). Under the Rights Plan, the Company declared and paid a dividend of one Right for each share of common stock held by stockholders of record as of the close of business on September 3, 2002 (the “Rights”). Each Right allows its holder to purchase one share of the Company’s preferred stock at $12 per share. The Rights are not exercisable unless a person or group acquires or announces a tender or exchange offer that would result in the acquisition of 20% or more of the Company’s common stock. The Company has the right to redeem each Right for $0.01 per Right, and the Rights expire on September 3, 2012.

15. SUBSEQUENT EVENT

In August 2011, the Company filed an amendment to its Certificate of Incorporation to effect a reverse stock split of its issued and outstanding common stock, pursuant to which every four outstanding shares of common stock were combined and reclassified into one share of common stock. This reverse stock split was effective August 12, 2011. All references to the number of shares of common stock issued and outstanding have been restated to give retroactive effect to the reverse stock split.

CROSSROADS SYSTEMS, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended October 31, 2009
Deducted from asset accounts:
Allowance for doubtful accounts	$73	$34	$(73)	$34
Year ended October 31, 2010
Deducted from asset accounts:
Allowance for doubtful accounts	$34	$3	$(18)	$19

4,175,549 Shares of Common Stock
1,020,970 Warrants

CROSSROADS SYSTEMS, INC.

Prospectus

Until September 25, 2011, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.